As filed with the Securities and Exchange Commission on May 26, 2006

Registration Statement No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-80

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

True Energy Trust

(Exact name of registrant as specified in its charter)

Alberta	1311	None
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

Suite 2300, 530 – 8th Avenue S.W.

Calgary, Alberta, Canada T2P 3S8

(403) 266-8670

(Address and telephone number of Registrant’s principal executive offices)

DL Services Inc.
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101

(206) 903-5448

(Name, address, including zip code, and telephone number, including area code of agent for service in the United States)

Copies to:

Daniel M. Miller Dorsey & Whitney LLP Suite 1605, 777 Dunsmuir Street P.O. Box 10444, Pacific Centre Vancouver, B.C., Canada V7Y 1K4 (604) 630-5199	Paul R. Baay True Energy Inc. Suite 2300, 530 – 8th Avenue S.W. Calgary, Alberta, Canada T2P 3S8 (403) 266-8670	C. Steven Cohen Burnet, Duckworth & Palmer LLP 1400, 350 – 7th Avenue S.W. Calgary, Alberta, Canada T2P 3N9 (403) 260-0100

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective.

Alberta

(Principal jurisdiction regulating this offering (if applicable))

This Registration Statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities To be registered	Amount to be Registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee (2)(3)
Trust Units	1,890,000	(2)	(2)	U.S.$2,528

(1) Estimated solely for the purpose of calculating the registration fee pursuant to General Instructions IV.G-IV.H of Form F-80.

(2) The registration fee has been calculated pursuant to the instructions for Form F-80 on the basis of the market value of common shares of Shellbridge Oil & Gas, Inc. to be received by True Energy Trust and True Energy Inc. from U.S. holders of Shellbridge Oil & Gas, Inc., as of May 23, 2006, of Cdn.$26,325,000 (U.S.$23,625,000). Such value is calculated based upon 13,500,000 common shares of Shellbridge Oil & Gas, Inc. estimated to be held by U.S. holders on May 23, 2006, and a market value per common share of Cdn.$1.95 (U.S.$1.75) (based upon the average of the high and low prices for such common shares on the Toronto Stock Exchange on May 23, 2006). For purposes of this calculation, Cdn.$1.00 = U.S$0.8949 which is the inverse of the Federal Reserve Bank of New York’s Noon Buying Rate for Canadian dollars on May 23, 2006.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.           Home Jurisdiction Documents

Notice of Annual and Special Meeting of Shareholders of Shellbridge Oil & Gas, Inc. and Information Circular, dated May 24, 2006 (the “Circular”)

Letter of Transmittal

Instrument of Proxy

Item 2.           Informational Legends

See the cover page of the Circular.

Item 3.           Incorporation of Certain Information by Reference

See “Documents Incorporated by Reference” in Appendices E and F to the Circular.

Item 4.           List of Documents filed with the Commission

See “Additional Information – Documents Filed as Part of the U.S. Registration Statement” in the Circular.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

of

SHELLBRIDGE OIL & GAS, INC.

to be held on June 22, 2006

and

INFORMATION CIRCULAR

with respect to a proposed

PLAN OF ARRANGEMENT

involving

SHELLBRIDGE OIL & GAS, INC.

TRUE ENERGY TRUST

TRUE OIL & GAS LTD.

and

THE SHAREHOLDERS OF SHELLBRIDGE OIL & GAS, INC.

May 24, 2006

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS
NOTICE OF ANNUAL AND SPECIAL MEETING OF HOLDERS OF COMMON SHARES
NOTICE OF PETITION
INFORMATION CIRCULAR
Introduction
Information for United States Shareholders
Forward-looking Statements
Exchange Rate Information
GLOSSARY OF TERMS
SUMMARY INFORMATION
The Meeting
The Arrangement
Background to and Reasons for the Arrangement
Approval of Shareholders Required
Fairness Opinion
Recommendation of the Board of Directors
Voting Agreements
Court Approvals
The Trust
Shellbridge
Shellbridge Options
Stock Exchange Listings
Selected Combined Information After Giving Effect to the Arrangement
THE ARRANGEMENT
Background to and Reasons for the Arrangement
Effect of the Arrangement
Details of the Arrangement
Arrangement Agreement
Procedure for the Arrangement Becoming Effective
Approvals
Conditions Precedent to the Arrangement
Non-Solicitation by Shellbridge
Shellbridge Non-Completion Fee
True Non-Completion Fee
Amendment and Termination of Arrangement Agreement
Recommendation of the Board of Directors
Voting Agreements
Fairness Opinion
Timing
Procedure for Exchange of Shares and Payment
Cancellation of Rights
Canadian Federal Income Tax Considerations
United States Federal Income Tax Considerations
Right of Dissent
Interests of Certain Persons in the Arrangement
Expenses of the Arrangement
Stock Exchange Listings
Securities Law Matters
Legal Matters
SELECTED COMBINED INFORMATION AFTER GIVING EFFECT TO THE ARRANGEMENT
Pro Forma Consolidated Capitalization of the Trust
INFORMATION RESPECTING SHELLBRIDGE
INFORMATION RESPECTING THE TRUST

OTHER MATTERS TO BE BROUGHT BEFORE THE MEETING
Financial Statements and Auditors’ Report
Appointment and Remuneration of Auditors
Fixing the Number of Directors of Shellbridge
Election of Directors of Shellbridge
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
OTHER MATTERS
ADDITIONAL INFORMATION
General
Audit Committee Information
Documents Filed as Part of the U.S. Registration Statement
GENERAL PROXY MATTERS
Solicitation of Proxies
Notice to Non-Registered Shareholders
Appointment and Revocation of Proxies
Signature of Proxy
Voting of Proxies
Exercise of Discretion of Proxy
Voting Securities and Principal Holders Thereof
APPROVAL OF DIRECTORS
AUDITORS’ CONSENT
AUDITORS’ CONSENT
CONSENT OF KPMG LLP
CONSENT OF ERNST & YOUNG LLP
APPENDIX A – ARRANGEMENT RESOLUTION
APPENDIX B – INTERIM ORDER
APPENDIX C – ARRANGEMENT AGREEMENT
APPENDIX D – FAIRNESS OPINION OF ORION SECURITIES INC.
APPENDIX E – INFORMATION CONCERNING SHELLBRIDGE OIL & GAS, INC.
APPENDIX F – INFORMATION CONCERNING TRUE ENERGY TRUST
APPENDIX G – SECTION 191 OF BUSINESS CORPORATIONS ACT (ALBERTA)

ii

LETTER TO SHAREHOLDERS

SHELLBRIDGE OIL & GAS, INC.

May 24, 2006

Dear Shareholders:

You are invited to attend an annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (“Shellbridge Shares”) of Shellbridge Oil & Gas, Inc. (“Shellbridge”) to be held at the Cardium Room, Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on Thursday, June 22, 2006 at 10:00 a.m. (Calgary time).

At the Meeting, you will be asked to consider, and, if thought advisable, approve, among other things, a proposed arrangement (the “Arrangement”) involving Shellbridge, True Energy Trust (the “Trust”), True Oil & Gas Ltd. (“True NewCo”) and the Shareholders. The Arrangement will result, through a series of transactions, in Shareholders (other than those who have validly exercised their right of dissent) exchanging each of their Shellbridge Shares for 0.14 of a trust unit (“Trust Unit”) of the Trust.

Holders of all outstanding options to acquire Shellbridge Shares (“Shellbridge Options”) have entered into agreements with Shellbridge and the Trust whereby all such holders have agreed, subject to the Arrangement becoming effective, that any Shellbridge Options not previously exercised prior to the effective time of the Arrangement shall be exchanged immediately following the effective time of the Arrangement, such that the sole right of the holder thereof shall be to receive options to purchase Trust Units issued in replacement of Shellbridge Options on the basis that each Shellbridge Option that previously entitled the holder to acquire one Shellbridge Share shall entitle the holder for a period of five (5) business days following the effective date of the Arrangement, to purchase on exercise thereof 0.14 of a Trust Unit at an exercise price equal to the exercise price at which each Shellbridge Option was exercisable for.

At the time the Arrangement becomes effective, all of the issued and outstanding Shellbridge Shares will be transferred to True NewCo, a wholly-owned subsidiary of the Trust. Through the Trust, Shareholders who acquire Trust Units are expected to enjoy distributions of cash on the cash flows produced by the assets of the Trust, including those acquired by the Trust under the Arrangement. The board of directors of Shellbridge believes that the transfer of Shellbridge’s assets to the Trust pursuant to the Arrangement with the potential for Shareholders to receive monthly distributions from the Trust and capital appreciation in the Trust Units, will maximize value for Shareholders and represents the best alternative to enhance the value of Shellbridge and its assets over time. Upon completion of the Arrangement, Shellbridge will become an indirect wholly-owned subsidiary of the Trust and all of Shellbridge’s assets will be owned indirectly by the Trust.

The resolution approving the Arrangement must be approved by 66 2/3% of the votes cast by Shareholders voting in person or by proxy at the Meeting. In addition, the Arrangement resolution must be approved by a majority of the votes cast by shareholders of Shellbridge, after excluding the votes cast by persons whose votes may not be included in determining minority approval of a business combination pursuant to Ontario Securities Commission Rule 61-501. The directors and officers of Shellbridge, holding Shellbridge Shares representing approximately 11.2% of the outstanding Shellbridge Shares, have agreed to vote in favour of the Arrangement.

Shellbridge has agreed to pay True a non-completion fee of $2,000,000 and True has agreed to pay Shellbridge a non- completion fee of $2,000,000, if the Arrangement is not completed under certain circumstances. Completion of the Arrangement is subject to various conditions, including the receipt of all regulatory, Shareholder and Court approvals.

Orion Securities Inc. has provided the board of directors of Shellbridge with its opinion that the consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. The board of directors of Shellbridge, following consultation with its advisors and consideration of the fairness opinion of Orion Securities Inc., has unanimously determined that the Arrangement is in the best interests of Shellbridge and fair to the Shareholders and unanimously recommends that Shareholders vote in favour of the Arrangement.

TSX: SHB	HEAD OFFICE: Suite 230 – 10991 Shellbridge Way Richmond, BC Canda V6X 3C6 Tel: 604-214-0550
Fax: 604-214-0551

Member of SEPAC	Toll free: 1-800-663-8072 Email: infoshb@shellbridge.ca Website: www.shellbridge.com

The Information Circular contains a detailed description of the Arrangement, as well as detailed information regarding Shellbridge, True NewCo and the Trust. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the form of proxy which is enclosed in order to ensure your representation at the Meeting.

Yours very truly,

(signed) “Wayne J. Babcock”
Wayne J. Babcock,
President and Chief Executive Officer

ii

NOTICE OF ANNUAL AND SPECIAL MEETING OF HOLDERS OF COMMON SHARES

to be held on June 22, 2006

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Shellbridge Shares”) of Shellbridge Oil & Gas, Inc. (“Shellbridge”) will be held at the Cardium Room, Calgary Petroleum Club, 319 -5th Avenue S.W., Calgary, Alberta on Thursday, June 22, 2006 at 10:00 a.m. (Calgary time) for the following purposes:

1.             to consider, pursuant to an order (the “Interim Order”) of the Alberta Court of Queen’s Bench dated May 24, 2006 and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set out in Appendix A to the accompanying information circular dated May 24, 2006 (the “Information Circular”), to approve an arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) (the “ABCA”), all as more particularly described in the accompanying Information Circular;

2.             to receive and consider the financial statements of Shellbridge together with the auditor’s report thereon for the three month period ended December 31, 2005;

3.             to fix the number of directors at five;

4.             to elect five directors for the ensuing year;

5.             to appoint the auditors for the ensuing year and authorize the directors to fix their remuneration; and

6.             to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

Pursuant to the terms of the Interim Order and Section 191 of ABCA, registered holders of Shellbridge Shares have the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of such holder’s Shellbridge Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order. To exercise such right, a written objection to the Arrangement Resolution must be received by Shellbridge, c/o McCarthy Tétrault LLP, 3300, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attention: Mark G. Eade, not later than 4:30 p.m. (Calgary time) on the last business day prior to the Meeting, the Shareholder shall not have voted in favour of the Arrangement Resolution and the Shareholder must have otherwise complied with the provisions of Section 191 of the ABCA, as modified by the Interim Order. The right to dissent is described in the Information Circular and the texts of the Interim Order and Section 191 of the ABCA are set forth in Appendices “B” and “G”, respectively, to the Information Circular. Persons who are beneficial owners of Shellbridge Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Shellbridge Shares are entitled to dissent. Accordingly, a beneficial owner of Shellbridge Shares desiring to exercise this right must make arrangements for the Shellbridge Shares beneficially owned by such person to be registered in his, her or its name prior to the time the written objection to the Arrangement Resolution is required to be received by Shellbridge or, alternatively, make arrangements for the registered holder of Shellbridge Shares to dissent on his, her or its behalf. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right of dissent.

The record date for determination of Shareholders entitled to receive notice of and to vote at the Meeting is May 23, 2006 (the “Record Date”). Only Shareholders of record as at the Record Date will be entitled to receive notice of the Meeting.

Shareholders will be entitled to vote those shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date and pursuant to the Interim Order, Shellbridge Shares issued by Shellbridge after the Record Date and prior to the Meeting, unless any such Shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by CIBC Mellon Trust Company, at Suite 600, 333 -7th Avenue S.W., Calgary, Alberta, T2P 2Z1, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

Dated at the City of Richmond, in the Province of British Columbia, this 24th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF SHELLBRIDGE OIL & GAS, INC.

(signed) “Wayne J. Babcock”
Wayne J. Babcock,
President and Chief Executive Officer
Shellbridge Oil & Gas, Inc.

2

IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended.

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING SHELLBRIDGE OIL & GAS, INC., TRUE ENERGY TRUST, TRUE OIL & GAS LTD. AND THE HOLDERS OF COMMON SHARES OF SHELLBRIDGE OIL & GAS, INC.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) on behalf of Shellbridge Oil & Gas, Inc. (“Shellbridge”) with respect to a proposed arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”), involving Shellbridge, True Energy Trust (the “Trust”), True Oil & Gas Ltd. (“True NewCo”) and the holders (the “Shareholders”) of common shares (“Common Shares”) of Shellbridge which Arrangement is described in greater detail in the Information Circular and Proxy Statement of Shellbridge dated May 24, 2006, accompanying this Notice of Petition. At the hearing of the Petition, Shellbridge intends to seek:

(a)           a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to Shareholders;

(b)           an order declaring that registered Shareholders shall have the right to dissent in respect of the Arrangement pursuant to the provisions of Section 191 of the ABCA, as modified by such order;

(c)           an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(d)           a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date as defined in the Arrangement; and

(e)           such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the Securities Act of 1933, as amended, of the United States of America with respect to the Trust Units to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard at the Court of Queen’s Bench of Alberta,
611 - 4th Street S.W., Calgary, Alberta, on the 22nd day of June, 2006 at 1:15 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Shareholder or any other interested party desiring to support or oppose the Petition, may appear at the time of hearing in person or by counsel for that purpose. Any Shareholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen’s Bench of Alberta, Judicial District of Calgary, and serve upon Shellbridge on or before noon on June 21, 2006, a notice of his or her intention to appear, including his or her address for service in the Province of Alberta and indicating whether such Shareholder or other interested party intends to support or oppose the application or make submissions, together with any evidence or materials which are to be presented to the Court. Service on Shellbridge is to be effected by delivery to the solicitors for Shellbridge at the address below. If any Shareholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Shellbridge and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by Order dated May 24, 2006, has given directions as to the calling of a meeting of Shareholders for the purpose of such Shareholders voting upon a resolution to approve the Arrangement and directed that registered Shareholders shall have the right to dissent in respect of the resolution approving the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by such Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Shareholder or other interested party requesting the same by the undermentioned solicitors for Shellbridge upon written request delivered to such solicitors as follows:

McCarthy Tétrault LLP
Barristers & Solicitors
Suite 3300, 421 – 7th Avenue, S.W.
Calgary, Alberta T2P 4K9

Attention:  Mark G. Eade

DATED at the City of Calgary, in the Province of Alberta, this 24th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF SHELLBRIDGE OIL & GAS, INC.

(signed) “Wayne J. Babcock”
Wayne J. Babcock
President and Chief Executive Officer

2

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Shellbridge for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular. You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”. Information contained in this Information Circular is given as of May 23, 2006 unless otherwise specifically stated.

Information for United States Shareholders

We are permitted to prepare this Information Circular in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, including the audited financial statements of Shellbridge and the Trust included, or incorporated by reference, in this Information Circular, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They are not comparable in all respects to financial statements of United States companies.

Owning the Trust Units to be issued pursuant to the Arrangement may subject you to tax consequences both in the United States and Canada. This Information Circular does not describe these tax consequences fully. Each Shareholder that is subject to United States taxation should consult its own tax advisor concerning the United States federal, state and local income tax consequences of such matters.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Shellbridge, True, True NewCo and the Trust are organized in Alberta, Canada, some or all of their officers and directors and some or all of the experts named in this Information Circular are Canadian residents, and some or all of the assets of Shellbridge, True, True NewCo and the Trust are located in Canada.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved of the Trust Units, or determined if this Information Circular is truthful or complete. Any representation to the contrary is a criminal offense.

A registration statement on Form F-80 has been filed with the SEC under the United States Securities Act of 1933, as amended (the “1933 Act”), relating to the Arrangement. In addition, the Trust Units to be issued under the Arrangement will be issued to Shareholders in reliance on the exemption from the registration requirements of the 1933 Act provided by in Section 3(a)(10) thereof. The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Information concerning the operations of Shellbridge and the Trust contained, or incorporated by reference, herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. For example, the SEC requires oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic oil and natural gas companies subject to SEC reporting and disclosure requirements.

The Trust Units will not be listed for trading on any United States stock exchange or on NASDAQ.

The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who were “affiliates” of Shellbridge, True NewCo or the Trust immediately prior to the Arrangement and persons who will be “affiliates” of the Trust or True NewCo after the Arrangement. See “The Arrangement - Securities Law Matters - United States” in this Information Circular.

Forward-looking Statements

This Information Circular contains forward-looking statements. Shareholders can identify many of these statements by looking for words such as “believes”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, the following:

•              statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Shellbridge, True, True NewCo and the Trust;

•              crude oil and natural gas production levels;

•              the size and nature of the crude oil and natural gas reserves in which Shellbridge holds and the Trust will hold, working interests and/or royalty interests;

•              projections of market prices, production costs, development capital and capital expenditure programs;

•              future currency exchange rates;

•              supply and demand for crude oil and natural gas;

•              treatment under applicable tax laws and other governmental regulatory regimes;

•              the timing and successful completion of the Arrangement and the anticipated benefits to be realized from the Arrangement; and

•              the stock exchange listing of Trust Units issued under the Arrangement.

There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular or in the documents incorporated herein by reference. Although Shellbridge believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Additionally, the actual results could differ materially from those in these forward-looking statements as a result of risk factors set forth below and elsewhere in this Information Circular:

•              industry conditions;

•              general economic conditions;

•              environmental risks;

•              ability to access sufficient capital from internal and external sources;

•              risks inherent in the prices for services and government fiscal regimes;

•              volatility in market prices for crude oil and natural gas;

•              liabilities inherent in crude oil and natural gas operations;

•              uncertainties associated with estimating reserves volumes and values;

•              competition for, among other things, capital, acquisitions of reserves and skilled personnel;

•              incorrect assessments of the value of acquisitions;

•              geological, technical, drilling and processing problems;

•              fluctuations in foreign exchange and interest rates and stock market volatility;

•              changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry;

•              failure to realize the anticipated benefits of the Arrangement; and

•              actual results will vary from the results forecasted and such variations may be material.

The information contained in this Information Circular, including the information set forth in, or in the documents incorporated by reference under Appendix E, “Information Concerning Shellbridge – Risk Factors” and Appendix F, “Information Concerning True Energy Trust – Risk Factors”, identifies additional factors that could affect the operating results and performance of Shellbridge and the Trust. We urge you to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and, except as required under applicable securities laws, Shellbridge undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Exchange Rate Information

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the first day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Three months ended March	Year ended December 31,
	31, 2006	2005	2004	2003	2002	2001
Rate at end of period	$0.8569	$0.8579	$0.8310	$0.7738	$0.6329	$0.6279

Average rate during period	0.8738	0.8244	0.7719	0.7205	0.6368	0.6444

High	0.8834	0.8690	0.8493	0.7738	0.6612	0.6697

Low	0.8528	0.7872	0.7158	0.6350	0.6209	0.6241

The inverse of the noon buying rate on May 23, 2006 was CDN$1.00 = U.S.$0.8949.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including the Summary hereof.

“2004 Arrangement” means the plan of arrangement involving, inter alia, TKE Energy Inc., TUSK Energy Corporation and the Trust completed on November 2, 2004 under the ABCA pursuant to which, among other things, the Trust acquired all of the issued and outstanding common shares of TKE Energy Inc.;

“2005 Arrangement” means the plan of arrangement involving, inter alia, the Trust, True Energy, TKE Energy Inc. and Vero Energy Inc. completed on November 2, 2005 under the ABCA pursuant to which, among other things, the Trust acquired all of the issued and outstanding common shares of True Energy Inc.;

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000 c. B-9, as amended, including the regulations promulgated thereunder;

“affiliate” when used to indicate a relationship with a person or company, it has the same meaning as set forth in the Securities Act (Alberta);

“Agreement Date” means April 10, 2006, the date of the Letter Agreement;

“Applicable Laws” means all applicable securities laws, rules of applicable stock exchanges and applicable corporation laws including the rules, regulations, notices, instruments, blanket orders and policies of the securities regulatory authorities in Canada;

“Arrangement” means the proposed arrangement pursuant to Section 193 of the ABCA, on the terms and conditions set forth in the Plan;

“Arrangement Agreement” means the arrangement agreement dated as of May 15, 2006, as amended and restated as of May 24, 2006, among Shellbridge, the Trust and True pursuant to which Shellbridge, the Trust and True have proposed to implement the Arrangement, a copy of which is attached as Appendix C to this Information Circular, including any amendments thereto;

“Arrangement Filings” means the documents to be provided to the Registrar under Section 193(10) of the ABCA that the Registrar files under Section 193(10) of the ABCA, including a copy of the Final Order, to give effect to the Arrangement;

“Arrangement Resolution” means the special resolution in respect of the Arrangement and other related matters in substantially the form attached as Appendix A to this Information Circular to be voted upon by Shareholders at the Meeting;

“board of directors” means, unless the context otherwise requires, the board of directors of Shellbridge;

“business day” means a day, other than a Saturday, Sunday or other than a day when banks in the City of Calgary,  Alberta are not generally open for business;

“Closing” means the completion of the Arrangement;

“control” means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

“Court” means the Court of Queen’s Bench of Alberta;

“Depositary” means Computershare Investor Services Inc.;

“Dissent Procedures” has the meaning set out in Section 4.1 of the Plan of Arrangement;

“Dissent Rights” means the right of a registered Shareholder pursuant to Section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the Shellbridge Shares in respect of which the holder dissents, all in accordance with Section 191 of the ABCA and the Interim Order;

“Dissenting Shareholder” means a registered Shareholder who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and does not prior to the Effective Date withdraw or otherwise relinquish such Dissent Right;

“Effective Date” means the date on which the Arrangement Filings are filed with the Registrar;

“Effective Time” means the time on the Effective Date at which the Arrangement is effective, as specified in the Plan of Arrangement;

“Eligible Institution” means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP); members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

“Exchangeable Shares” means the series A exchangeable shares in the capital of True Energy which are exchangeable for Trust Units;

“Fairness Opinion” means the opinion of Orion Securities Inc. dated May 24, 2006, a copy of which is attached as Appendix D to this Information Circular;

“Final Order” means the final order of the Court approving the Arrangement under Section 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Income Tax Act” or “Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder, as amended;

“Information Circular” means this information circular together with all appendices hereto delivered by Shellbridge in connection with the Meeting;

“Interim Order” means the order of the Court dated May 24, 2006 under Section 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Meeting, a copy of which order is attached as Appendix B to this Information Circular;

“Letter Agreement” means the agreement dated April 10, 2006 between the Trust, True and Shellbridge providing for the business combination contemplated by the Arrangement and which agreement was superseded by the Arrangement Agreement;

“Letter of Transmittal” means the Letter of Transmittal in the form accompanying this Information Circular which, when properly completed and returned with a certificate for Shellbridge Shares and all other required documents, will enable the holder to exchange such certificate for the certificate representing Trust Units;

“Mailing Date” means the date that the Information Circular is mailed to Shareholders;

“Material Adverse Change” means, in respect of either Shellbridge or the Trust, as the case may be, any change in the business, affairs, operations, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of such party or its subsidiaries (if applicable), which is materially adverse to such party and its subsidiaries (considered as a whole), other than a change (i) that arises out of a matter that has been publicly disclosed prior to the Agreement Date or otherwise disclosed in writing by a party to the other party hereto prior to the Agreement Date; (ii) that results from conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions; or (iv) that is a direct result of any matter permitted by the Arrangement Agreement or consented to in writing;

“Material Adverse Effect” means in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Shellbridge or the Trust, as the case may be, and their respective subsidiaries (considered as a whole); provided that a Material Adverse Effect shall not include an adverse effect resulting from a change (i) that arises out of a matter that has been publicly disclosed prior to the Agreement Date or otherwise disclosed in writing by a party to the other prior to the Agreement Date; (ii) that results from conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (iii) that results from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that is a direct result of any matter permitted by the Arrangement Agreement or consented to in writing;

“Meeting” means the special meeting of Shareholders to be held on June 22, 2006 and any adjournment(s) thereof to consider and to vote on the Arrangement Resolution and the other matters set forth in the Notice of Meeting;

“NI 51-101” means National Instrument 51-101 – “Standards of Disclosure for Oil and Gas Activities”;

“Non-Resident Shareholder” has the meaning ascribed thereto under “Canadian Federal Income Tax Considerations –Canadian Tax Considerations Applicable to the Trust and Holders of Trust Units – Shareholders Not Resident in Canada”;

“Non-Resident Unitholder” has the meaning ascribed thereto under the heading “Canadian Federal Income Tax Considerations – Canadian Tax Considerations Applicable to the Trust and Holders of Trust Units – Taxation of Unitholders Not Resident in Canada”;

“Notes” means the unsecured, subordinated promissory notes issued by True, True NewCo or any other subsidiary of the Trust and held by the Trust;

“Notice of Meeting” means the Notice of Annual and Special Meeting which accompanies this Information Circular;

“NPI” means the net profits interest granted under the NPI Agreement;

“NPI Agreement” means the net profits agreement between the Trustee, True and TKE Partnership dated November 2, 2005;

“Option Exchange Agreements” means the agreements entered into with holders of all outstanding Shellbridge Options whereby all such holders have agreed, subject to the Arrangement becoming effective, that any Shellbridge Options not previously exercised shall be exchanged immediately after the Effective Time for Trust Replacement Options;

“Outside Date” means July 14, 2006;

“Person” means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

“Plan” or “Plan of Arrangement” means the plan of arrangement attached as Exhibit A to the Arrangement Agreement attached as Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

“Record Date” means the close of business on May 23, 2006;

“Registrar” means the Registrar of Corporations appointed under Section 263 of the ABCA;

“Regulation S” means Regulation S under the 1933 Act;

“Shareholders” means the holders of Shellbridge Shares;

“Shellbridge” or “Corporation” means Shellbridge Oil & Gas, Inc., a body corporate incorporated under the laws of the Province of Alberta;

“Shellbridge Non-Completion Fee” has the meaning ascribed thereto under the heading “The Arrangement – Shellbridge Non-Completion Fee”;

“Shellbridge Options” means stock options issued to directors, officers, employees and consultants of Shellbridge permitting the holders thereof the right (whether or not vested) to purchase Shellbridge Shares;

“Shellbridge Shares” means common shares in the capital of Shellbridge;

“subsidiary” means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

“Tax Act” means the Income Tax Act (Canada) together with any and all regulations promulgated thereunder as amended from time to time;

“True” means True Energy Inc., a corporation amalgamated under the ABCA and the administrator of the Trust;

“True Amalco” means True Oil & Gas Ltd., a corporation resulting from the amalgamation of True NewCo and Shellbridge pursuant to the provisions of the Arrangement;

“True NewCo” means True Oil & Gas Ltd., a corporation incorporated pursuant to the ABCA;

“True Non-Completion Fee” has the meaning ascribed thereto under “The Arrangement – True Non-Completion Fee”;

“Trust” means True Energy Trust (formerly TKE Energy Trust), a trust established under the laws of Alberta pursuant to the Trust Indenture and, where the context requires, all its controlled entities on a consolidated basis;

“Trust AIF” means the Annual Information Form of the Trust dated March 28, 2006;

“Trustee” means Computershare Trust Company of Canada, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

“Trust Indenture” means the trust indenture dated as of September 27, 2004 between Computershare Trust Company of Canada and True, as amended from time to time;

“Trust Replacement Options” means options to purchase Trust Units issued in exchange for Shellbridge Options on the basis that each Shellbridge Option that previously entitled the holder to acquire one Shellbridge Share shall entitle the holder for a period of five (5) business days following the Effective Date, to purchase on exercise thereof 0.14 of a Trust Unit at an exercise price equal to the exercise price at which each Shellbridge Option was exercisable for;

“Trust Unit” or “Unit” means a unit of the Trust;

“Trust Unitholders” or “Unitholders” means holders from time to time of Trust Units;

“Trust Unit Weighted Average Trading Price” shall be determined by dividing (i) the aggregate dollar trading value of all Trust Units sold on the TSX over the five consecutive trading days ending on the trading day next preceding the Effective Date by (ii) the total number of Trust Units sold on such stock exchange during such period;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States, as defined in Rule 902(l) under Regulation S;

“1933 Act” means the United States Securities Act of 1933, as amended; and

“1934 Act” means the United States Securities Exchange Act of 1934, as amended.

Conventions

Certain terms used herein are defined in the “Glossary of Terms”. Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada (“GAAP”).

Discussion and analysis of operating and financial results for Shellbridge may include reference to netbacks and netbacks per Boe (as defined herein). As indicators of such entity’s financial performance, these measures are not an alternative to, or more relevant than, measurements determined in accordance with GAAP. Netbacks and netbacks per Boe are supplementary, non-GAAP measurements only and may not be comparable to similar measures reported by other entities.

Abbreviations

Oil and Natural Gas Liquids
Bbl	Barrel
Bbls	Barrels
Mbbls	thousand barrels
Mmbbls	million barrels
Bbls/d	barrels per day
Stb	stock tank barrel
Mstb	thousand stock tank barrels

Natural Gas
Mcf	thousand cubic feet
Mmcf	million cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
MMBTU	million British Thermal Units
Bcf	billion cubic feet
GJ	Gigajoule

Other

AECO	natural gas storage facilities located at Suffield, Alberta
API	American Petroleum Institute
° API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil
ARTC	Alberta Royalty Tax Credit
Boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 (unless otherwise stated) Mcf of natural gas
Boe/d	barrel of oil equivalent per day
m3	cubic metres
MBoe	thousand barrels of oil equivalent
MMBoe	million barrels of oil equivalent
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Conversion

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the “Glossary of Terms”.

The Meeting

The Meeting will be held at the Cardium Room, Calgary Petroleum Club, 319-5th Avenue S.W., Calgary, Alberta on Thursday, June 22, 2006 at 10:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. At the Meeting, Shareholders will be asked to consider and if deemed advisable, pass, with or without variation, the Arrangement Resolution. In addition, the Shareholders will be asked to consider and, if deemed advisable, pass, with or without variation, the following resolutions:

(a)                                  an ordinary resolution fixing the number of directors at five;

(b)                                 an ordinary resolution electing five directors of Shellbridge for the ensuing year; and

(c)                                  an ordinary resolution appointing auditors of Shellbridge for the ensuing year and authorizing the directors to fix their remuneration.

The approvals referred to in paragraphs (a), (b) and (c) are being sought in case the Arrangement is not completed. If the Arrangement is completed, in accordance with the Arrangement Agreement, the directors of Shellbridge will resign in connection with completion of the Arrangement in favour of nominees of True. See “The Arrangement” and “Other Matters to be Brought Before the Meeting”.

The Arrangement

The Arrangement will result in Shareholders (other than those held by Dissenting Shareholders), through a series of transactions, exchanging each of their Shellbridge Shares held on the Effective Date for 0.14 of a Trust Unit.

At the time the Arrangement becomes effective, all of the issued and outstanding Shellbridge Shares will be transferred to True NewCo, a wholly-owned subsidiary of the Trust. Through the Trust, Shareholders who acquire Trust Units are expected to enjoy distributions of cash on the cash flows produced by the assets of the Trust, including those acquired by the Trust under the Arrangement. The board of directors of Shellbridge believes that the transfer of Shellbridge’s assets to the Trust pursuant to the Arrangement with the potential for Shareholders to receive monthly distributions from the Trust and capital appreciation in the Trust Units, will maximize value for Shareholders and represents the best alternative to enhance the value of Shellbridge and its assets over time. Upon completion of the Arrangement, Shellbridge will become an indirect wholly-owned subsidiary of the Trust and all of Shellbridge’s assets will be owned indirectly by the Trust.

No fractional Trust Units shall be issued pursuant to the Arrangement. In lieu of any fractional Trust Units, each registered Shareholder otherwise entitled to a fractional interest in a Trust Unit will receive the nearest whole number of Trust Units (with fractions equal to exactly 0.5 being rounded up).

Holders of all outstanding Shellbridge Options have entered into Option Exchange Agreements with Shellbridge and the Trust whereby all such holders have agreed, subject to the Arrangement becoming effective that any Shellbridge Options not previously exercised shall be exchanged immediately following the Effective Time for Trust Replacement Options which will entitle the holder for a period of five (5) business days following the Effective Date, to purchase on exercise thereof 0.14 of a Trust Unit for each Shellbridge Share that could previously have been acquired pursuant to a Shellbridge Option at an exercise price equal to the exercise price that each Shellbridge Option was exercisable for.

The respective obligations of the Trust, True, True NewCo and Shellbridge to complete the transaction contemplated by the Arrangement are subject to a number of conditions which must be satisfied in order for the Arrangement to become effective. A copy of the Arrangement Agreement is attached to this Information Circular as Appendix C. Upon all of the conditions being fulfilled or waived, Shellbridge is required to file the Arrangement Filings with the Registrar in order to give effect to the Arrangement.

The Arrangement involves a number of steps, including the following, which will be deemed to occur in the sequence set out below:

1.                                       Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided in the Plan:

(a)                                  the Shellbridge Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to True NewCo (free of any claims), and as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as shareholders of Shellbridge other than the right to be paid the fair value of their Shellbridge Shares;

(b)                                 the Trust shall issue to True NewCo a number of Trust Units equal to 0.14 times the number of issued and outstanding Shellbridge Shares (other than those held by Dissenting Shareholders) at the Effective Time;

(c)                                  True NewCo shall issue a Note to the Trust for each of the Trust Units issued pursuant to (b) above in the principal amount equal to the Trust Unit Weighted Average Trading Price multiplied by the total number of Trust Units issued pursuant to (b) above;

(d)                                 Each issued and outstanding Shellbridge Share (other than those held by Dissenting Shareholders) shall be transferred to True NewCo in exchange for 0.14 of a Trust Unit (subject to rounding for fractional shares);

(e)                                  True NewCo and Shellbridge shall be amalgamated and continue as one corporation such that:

(i)            immediately prior to such amalgamation the stated capital of the outstanding Shellbridge Shares shall be reduced, without payment, to $1.00 in aggregate;

(ii)           all of the shares of Shellbridge shall be cancelled without any repayment of capital;

(iii)          the articles of the amalgamated corporation shall be the same as the articles of True NewCo and the name of the amalgamated corporation shall be “True Oil & Gas Ltd.”;

(iv)          no securities shall be issued by the amalgamated corporation in connection with the amalgamation, and for greater certainty, the shares of True NewCo shall survive and continue to be shares of the amalgamated corporation without amendment;

(v)           the property of each of the amalgamating corporations shall continue to be the property of the amalgamated corporation;

(vi)          the amalgamated corporation shall continue to be liable for the obligations of each of the amalgamating corporations;

(vii)         any existing cause of action, claim or liability to prosecution of any of the amalgamating corporations shall be unaffected;

(viii)        any civil, criminal or administrative action or proceeding pending by or against any of the amalgamating corporations may be continued to be prosecuted by or against the amalgamated corporation;

(ix)           a conviction against, or ruling, order or judgment in favour of or against any of the amalgamating corporations may be enforced by or against the amalgamated corporation;

(x)            the articles of amalgamation of the amalgamated corporation shall be deemed to be the articles of incorporation of the amalgamated corporation and the certificate of amalgamation of the amalgamated corporation shall be deemed to be the certificate of incorporation of the amalgamated corporation;

(xi)           the by-laws of True NewCo shall be the by-laws of the amalgamated corporation;

(xii)          the first directors of the amalgamated corporation shall be the directors of True NewCo;

(xiii)         the first officers of the amalgamated corporation shall be the officers of True NewCo; and

(xiv)        the registered office of the amalgamated corporation shall be the registered office of True NewCo.

2.             With respect to each holder of Shellbridge Shares (other than a Dissenting Shareholder) at the Effective Time, upon the exchange of Shellbridge Shares for Trust Units:

(a)           such former holder of Shellbridge Shares shall be added to the register of holders of Trust Units;

(b)           such holder shall cease to be a holder of the Shellbridge Shares so exchanged and the name of such holder shall be removed from the register of holders of Shellbridge Shares as it relates to the Shellbridge Shares so exchanged; and

(c)           True NewCo shall become the holder of the Shellbridge Shares so exchanged and shall be added to the register of holders of Shellbridge Shares.

Following these exchanges, Shareholders will own Trust Units of the Trust and the Trust will own, through True NewCo, all of the issued and outstanding Shellbridge Shares. Assuming there are no Dissenting Shareholders and that either all Shellbridge Options or Trust Replacement Options are exercised, upon the completion of the Arrangement an aggregate of approximately 4,389,366 Trust Units will be issued and outstanding. See “The Arrangement - Effect of the Arrangement” and Appendix E, “Information Concerning Shellbridge Oil & Gas, Inc. - Capitalization”.

Background to and Reasons for the Arrangement

In early 2006, Shellbridge undertook a strategic review of its assets, internal and external opportunities for growth and profitability. Following the December 31, 2005 year end, the board of directors discussed a number of options as part of this exercise, including continuing with Shellbridge’s current business plan or selling a portion or all of its assets. As a result of this analysis, the board of directors authorized management to investigate possible transactions which may result in greater Shareholder value realization than under its existing plan, or similar value creation with a reduced risk profile.

At a meeting of the board of directors held on January 25, 2006, the directors formed a special committee of independent members of the board (the “Special Committee”) consisting of William Thompson, John Greig and David Jennings. The Special Committee met to review and consider a potential proposal from the Trust. The Special Committee was authorized to retain a financial advisor to provide its advice with respect to the terms of a potential transaction. The Special Committee engaged Orion Securities Inc. as financial advisor and to prepare a fairness opinion in respect of the transaction. The Special Committee met a total of five times to discuss the proposed transaction with the Trust and issues related thereto.

At meetings of the Special Committee and the board of directors held on April 7, 2006, the revised terms of the proposal from the Trust were considered and discussed. After consideration of various alternatives, management recommended to the board of directors that Shellbridge enter into the Letter Agreement with the Trust and True, in respect of the proposed business combination involving the Trust, True and Shellbridge. The Letter Agreement provided that following the review of all tax, corporate and securities law issues, the structure of the transaction, whether by way of plan of arrangement, take over bid or other form of merger or business combination, would be determined. Following such review, it was determined to proceed with the business combination by way of a plan of arrangement.

On May 12, 2006, Orion Securities Inc. provided its verbal opinion and a draft of its agreed upon form of written opinion to the Special Committee that the consideration to be received by Shareholders pursuant to the proposed transaction is fair, from a financial point of view, to the Shareholders. Based in part on advice from Orion Securities Inc., the Special Committee unanimously recommended to the board of directors that Shellbridge proceed with the proposed transaction.

On May 15, 2006, the board of directors approved the entering into of an arrangement agreement and on May 15, 2006, after considering further structural issues relating to the Arrangement, the Arrangement Agreement was entered into.

On May 24, 2006, Orion Securities Inc. provided its written Fairness Opinion to the Special Committee and the Special Committee unanimously recommended to the board of directors that Shellbridge proceed with the Arrangement. On May 24, 2006, the board of directors approved the entering into of the amended and restated Arrangement Agreement.

In its decision to recommend that the Arrangement be approved by Shareholders, the board of directors reached the following conclusions:

•                                          Shareholders were receiving fair value for the assets being sold to the Trust.

•                                          The Trust’s market valuation was reasonable in relation to its peers and by many measures the addition of Shellbridge’s assets was accretive to the Trust’s business model. This provided an opportunity for Shareholders choosing to participate in the continuing development of Shellbridge’s assets and for those attracted by the energy trust model.

•                                          The Trust’s market capitalization post closing was sufficiently large to provide improved liquidity for the Trust Units if Shareholders chose to sell Trust Units acquired under the Arrangement.

In summary, the board of directors concluded that the value of Shellbridge’s assets would be maximized, growth potential would be realized and improved liquidity would be available. Based on its analysis of these factors, the board of directors, on the recommendation of the Special Committee, management and its financial advisors, unanimously approved the entering into of the Arrangement Agreement.

See “The Arrangement - Background to and Reasons for the Arrangement”.

Approval of Shareholders Required

Pursuant to the Interim Order, the vote required to pass the Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Shareholders, either in person or by proxy, at the Meeting. In addition, the Arrangement Resolution must be approved by a majority of the votes cast by Shareholders, after excluding the votes cast by persons whose votes may not be included in determining minority approval of a business combination pursuant to Ontario Securities Commission Rule 61-501.

Fairness Opinion

The Special Committee retained Orion Securities Inc. to address the fairness to Shareholders, from a financial point of view, of the consideration to be received by Shareholders pursuant to the Arrangement. In connection with this mandate, Orion Securities Inc. has prepared the Fairness Opinion. The Fairness Opinion states that, in Orion Securities Inc.’s opinion, as of May 24, 2006, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See “The Arrangement - Fairness Opinion” and Appendix D, “Fairness Opinion of Orion Securities Inc.”.

Recommendation of the Board of Directors

The board of directors of Shellbridge, after consultation with its advisors and considering the Fairness Opinion, has unanimously determined that the Arrangement is fair to the Shareholders and in the best interests of Shellbridge and the Shareholders, and unanimously recommends that Shareholders vote in favour of the Arrangement Resolution.

Voting Agreements

The directors and officers of Shellbridge who hold an aggregate of 3,291,780 Shellbridge Shares as of May 22, 2006, representing approximately 11.2% of the outstanding Shellbridge Shares as of such date, have signed letter agreements pursuant to which they have agreed to vote all of the Shellbridge Shares beneficially owned by them in favour of the Arrangement Resolution. See “The Arrangement – Interests of Certain Persons in the Arrangement”.

Court Approvals

On May 24, 2006, Shellbridge obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached as Appendix B to this Information Circular.

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See “The Arrangement - Procedure for the Arrangement Becoming Effective”. Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolution is approved at the Meeting, an application for the Final Order approving the Arrangement is expected to be made at 1:15 p.m. on June 22, 2006 at the Court House, 611 - 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

The Trust

The Trust is an open ended unincorporated investment trust governed by the laws of Alberta and created pursuant to a trust indenture dated November 2, 2004, as amended. The Trust is a reporting issuer or the equivalent thereof in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and New Brunswick and the Trust Units are listed and posted for trading on the TSX.

True is a corporation amalgamated under the laws of the province of Alberta and is engaged in the business of oil and natural gas exploitation, development, acquisition and production in western Canada. True is the administrator and carries on the business of the Trust. The Trust is the sole holder of common shares of True. The exchangeable shares of True are owned by the public.

True NewCo is a corporation incorporated under the laws of Alberta for the purpose of participating in the Arrangement and has not carried on any business. The Trust is the sole holder of common shares of True NewCo.

The Trust’s, True’s and True NewCo’s principal and head office is located at 2300, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8.

Reference is made to Appendix F, “Information Concerning True Energy Trust” for a detailed description of the Trust and its assets.

Shellbridge

Shellbridge is a corporation incorporated pursuant to the ABCA. The head and principal office of Shellbridge is located at #230 – 10991 Shellbridge Way, Richmond, British Columbia, V6X 3C6.

Shellbridge is a junior oil and gas company focused on oil and gas exploration and development. Following the completion of the Arrangement, all of the Shellbridge Shares will be owned by True and indirectly by the Trust.

See “Information Respecting Shellbridge” and Appendix E, “Information Concerning Shellbridge Oil & Gas, Inc. “.

Shellbridge Options

Holders of all outstanding Shellbridge Options have entered into Option Exchange Agreements with Shellbridge and the Trust whereby all such holders have agreed, subject to the Arrangement becoming effective, that any Shellbridge Options not previously exercised shall be exchanged immediately following the Effective Time for Trust Replacement Options which will entitle the holder for a period of five (5) business days following the Effective Date, to purchase on exercise thereof 0.14 of a Trust Unit for each Shellbridge Share that could previously have been acquired pursuant to a Shellbridge Option at an exercise price equal to the exercise price at which each Shellbridge Option was exercisable for.

Stock Exchange Listings

The Shellbridge Shares and the Trust Units are listed and posted for trading on the TSX. On April 10, 2006, the last trading day prior to the announcement of the proposed Arrangement, the closing price of the Shellbridge Shares and the Trust Units on the TSX were $1.95 and $15.35, respectively. On May 23, 2006, the closing price of the Shellbridge Shares and the Trust Units on the TSX was $2.070 and $15.080, respectively.

The Trust and True have agreed under the Arrangement Agreement that it will make application to list the Trust Units issuable under the Arrangement on the TSX. Listing will be subject to True fulfilling all of the requirements of the TSX, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. On May 19, 2006, the TSX granted conditional approval to the listing of the Trust Units issuable pursuant to the Arrangement.

Canadian Federal Income Tax Considerations

The Canadian federal income tax consequences of the transactions comprising the Arrangement for a Shareholder resident or deemed to be resident in Canada, at all relevant times, will generally result in the Shareholder realizing a capital gain (or capital loss) equal to the amount by which the fair market value of the Trust Units received pursuant to the Arrangement exceeds (or is less than) the aggregate of such Shareholder’s adjusted cost base of the Shellbridge Shares and any reasonable costs of disposition.

A Non-Resident Shareholder should generally not be subject to any Canadian federal income tax on capital gains realized in respect of a disposition of the Shellbridge Shares or Trust Units unless such property is “taxable Canadian property” of the Non-Resident Shareholder for purposes of the Tax Act, and an income tax convention between Canada and the Non-Resident Shareholder’s jurisdiction of residence does not exempt the capital gain from Canadian tax.

Unitholders who are resident or deemed to be resident in Canada generally will be required to include in their income their proportionate share of the income of the Trust, to the extent the income is paid or made payable to them. Generally, any amount paid to holders of Trust Units in excess of their share of Trust income (subject to certain exceptions) will not be included in income, but will reduce the holder’s adjusted cost base of their Trust Units. To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises. A disposition of a Trust Unit generally will result in the holder realizing a capital gain (or capital loss) to the extent the proceeds of disposition exceed (or are exceeded by) the aggregate of the holder’s adjusted cost base of the Trust Unit and reasonable costs of disposition.

A Non-Resident Unitholder will be subject to Part XIII withholding tax of 25% pursuant to Part XIII of the Tax Act (subject to reduction by any applicable income tax convention) on the amount of the Trust’s income and certain taxable capital gains paid or credited to such holder of Trust Units. In addition, to the extent any amount paid or credited by the Trust to such a Non-Resident Unitholder is not otherwise subject to tax under Part I or Part XIII of the Tax Act, the Non-Resident Unitholder may, in certain circumstances, be subject to a 15% withholding tax on such amount.

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See “Canadian Federal Income Tax Considerations”.

United States Federal Income Tax Considerations

A Shareholder who is a United States Person (as defined below in “United States Federal Income Tax Considerations”) will not recognize gain or loss as a result of the transactions comprising the Arrangement. Such a United States Person will have an initial basis for United States federal income tax purposes in the Trust Units received in the Arrangement that is equal to the basis of the Shellbridge Shares that are surrendered in the Arrangement and its holding period in the Trust Units received in the Arrangement will include the holding period of the Shellbridge Shares surrendered in the Arrangement if such Shellbridge Shares were held as a capital asset when the transactions that comprise the Arrangement occur.

This Information Circular contains a summary of certain United States federal income tax considerations that relate to the Arrangement and are relevant to United States Persons, and the above comments are qualified in their entirety by such summary. See “United States Federal Income Tax Considerations”.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and United States federal income tax considerations. Shareholders who are resident in jurisdictions other than Canada and the United States should consult their tax advisors with respect to tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of receiving and owning Trust Units after the Arrangement. Shareholders should also consult their own tax advisors regarding provincial, territorial or state tax considerations of the Arrangement or of receiving and holding Trust Units.

Right of Dissent

Pursuant to the ABCA and the Interim Order, a registered Shareholder has the right to dissent with respect to the Arrangement Resolution. To exercise such right, the Dissenting Shareholder must send to Shellbridge a written objection to the Arrangement Resolution, which written objection in respect of Shellbridge Shares must be received by Shellbridge, c/o McCarthy Tétrault LLP, 3300, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attention: Mark G. Eade, by 4:30 p.m. (Calgary time) on the last business day before the Meeting and the Dissenting Shareholder must otherwise comply with Section 191 of the ABCA, as modified by the Interim Order. Provided the Arrangement becomes effective, each Dissenting Shareholder will be entitled to be paid the fair value of the Shellbridge Shares in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order. See Appendices “B” and “G” for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right of dissent are technical and complex. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right of dissent. Persons who are beneficial holders of Shellbridge Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered holder of such Shellbridge Shares is entitled to dissent. Accordingly, a beneficial holder of Shellbridge Shares desiring to exercise the right of dissent must make arrangements for such Shellbridge Shares beneficially owned to be registered in such holder’s name prior to the time the written objection to the resolution approving the Arrangement is required to be received by Shellbridge or, alternatively, make arrangements for the registered holder of such Shellbridge Shares to dissent on such holder’s behalf. Pursuant to the Interim Order, a Shareholder may not exercise the right of dissent in respect of only a portion of such holder’s Shellbridge Shares and may not vote any Shellbridge Shares in favour of the Arrangement. See “ The Arrangement — Right of Dissent”.

It is a condition to the Arrangement that Shareholders holding not more than 5% of the Shellbridge Shares shall have validly exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date. See “The Arrangement —Conditions Precedent to the Arrangement”.

Selected Combined Information After Giving Effect to the Arrangement

At the Effective Time, Shellbridge will become a wholly-owned subsidiary of True NewCo and an indirect subsidiary of the Trust.

The following is a summary of selected information for each of the Trust and Shellbridge and the Trust on a combined basis following the completion of the Arrangement, for the periods indicated. The following is a summary only and must be read in conjunction with the information contained in Appendix F, “Information Concerning True Energy Trust” and Appendix E, “Information Concerning Shellbridge Oil & Gas, Inc.”.

	Trust	Shellbridge	Combined After Giving Effect to the Arrangement

Average Daily Production(5)
Crude oil (Bbls/d)	4,224	1,654	5,878
NGL (Bbls/d)	283	—	283
Natural Gas (Mcf/d)	42,992	822	43,814
Oil equivalent (Boe/d @ 6:1)	11,672	1,792	13,464

Proved Reserves – Gross (1)(3)

Oil (Mbbls)	5,103	1,076	6,179
NGL (Mbbls)	946	6	952
Natural gas (Mmcf)	74,723	1,559	76,282
Oil equivalent (MBoe @ 6:1)	18,503	1,342	19,845

Proved Reserves – Net (2)(3)

Oil (Mbbls)	4,376	859	5,235
NGL (Mbbls)	630	5	635
Natural gas (Mmcf)	60,308	1,164	61,472
Oil equivalent (MBoe @ 6:1)	15,057	1,058	16,115

Proved Plus Probable Reserves – Gross (1)(3)

Oil (Mbbls)	8,095	2,196	10,291
NGL (Mbbls)	1,514	13	1,527
Natural gas (Mmcf)	123,631	2,450	126,081
Oil equivalent (MBoe @ 6:1)	30,214	2,617	32,831

Proved Plus Probable Reserves – Net (2)(3)

Oil (Mbbls)	6,897	1,756	8,653
NGL (Mbbls)	997	10	1,007
Natural gas (Mmcf)	99,777	1,840	101,617
Oil equivalent (MBoe @ 6:1)	24,524	2,073	26,597

Undeveloped Land Holdings (acres) – Net(2)	354,462	89,889	444,351

Debt net of working capital ($000s) (as at March 31, 2006)	(139,611)	593	(135,756	)(6)

Trust Units/Shares outstanding (as at March 31, 2006)
Basic	36,399,240	29,087,612	40,471,506
Diluted(4)	40,006,778	29,087,612	44,396,144

Notes:

(1)           “Gross” means in relation to the applicable entity’s interest in reserves, its “Corporation Gross Reserves”, which are the entity’s interest (operating and non-operating) share before deductions of royalties and without including any royalty interest of the entity.

(2)           “Net” means in relation to the applicable entity’s interest in reserves, the entity’s interest (operating and non-operating) share after deduction of royalty obligations, plus the entity’s royalty interest in production or reserves and in relation to the applicable entity’s interest in a property, the total area in which the entity has an interest multiplied by the working interest owned by the entity.

(3)           Based on oil and gas reserve information prepared by the independent engineers of each of the Trust and Shellbridge as at December 31, 2005, using December 31, 2005, forecast prices and costs.

(4)           Treasury stock method.

(5)           Production stated is the entity’s interest (operating and non-operating) share before deduction of royalties and including royalty interests of the entity and represents average production for the three months ended March 31, 2006.

(6)           Includes the effect of proceeds from the exercise of Shellbridge Options.

THE ARRANGEMENT

Background to and Reasons for the Arrangement

In early 2006, Shellbridge undertook a strategic review of its assets, internal and external opportunities for growth and profitability. Following the December 31, 2005 year end, the board of directors discussed a number of options as part of this exercise, including continuing with Shellbridge’s current business plan or selling a portion or all of its assets. As a result of this analysis, the board of directors authorized management to investigate possible transactions which may result in greater Shareholder value realization than under its existing plan, or similar value creation with a reduced risk profile.

At a meeting of the board of directors held on January 25, 2006, the directors formed a special committee of independent members of the board (the “Special Committee”) consisting of William Thompson, John Greig and David Jennings. The Special Committee met to review and consider a potential proposal from the Trust. The Special Committee was authorized to retain a financial advisor to provide its advice with respect to the terms of a potential transaction. The Special Committee engaged Orion Securities Inc. as financial advisor and to prepare a fairness opinion in respect of the transaction. The Special Committee met a total of five times to discuss the proposed transaction with the Trust and issues related thereto.

At meetings of the Special Committee and the board of directors held on April 7, 2006, the revised terms of the proposal from the Trust were considered and discussed. After consideration of various alternatives, management recommended to the board of directors that Shellbridge enter into the Letter Agreement with the Trust and True, in respect of the proposed business combination involving the Trust, True and Shellbridge. The Letter Agreement provided that following the review of all tax, corporate and securities law issues, the structure of the transaction, whether by way of plan of arrangement, take over bid or other form of merger or business combination, would be determined. Following such review, it was determined to proceed with the business combination by way of a plan of arrangement.

On May 12, 2006, Orion Securities Inc. provided its verbal opinion and a draft of its agreed upon form of written opinion to the Special Committee that the consideration to be received by Shareholders pursuant to the proposed transaction is fair, from a financial point of view, to the Shareholders. Based in part on advice from Orion Securities Inc., the Special Committee unanimously recommended to the board of directors that Shellbridge proceed with the proposed transaction.

On May 15, 2006, the board of directors approved the entering into of an arrangement agreement and on May 15, 2006, after considering further structural issues relating to the Arrangement, the Arrangement Agreement was entered into.

On May 24, 2006, Orion Securities Inc. provided its written Fairness Opinion to the Special Committee and the Special Committee unanimously recommended to the board of directors that Shellbridge proceed with the Arrangement. On May 24, 2006, the board of directors approved the entering into of the amended and restated Arrangement Agreement.

In its decision to recommend that the Arrangement be approved by Shareholders, the board of directors reached the following conclusions:

•              Shareholders were receiving fair value for the assets being sold to the Trust.

•              The Trust’s market valuation was reasonable in relation to its peers and by many measures the addition of Shellbridge’s assets was accretive to the Trust’s business model. This provided an opportunity for Shareholders choosing to participate in the continuing development of Shellbridge’s assets and for those attracted by the energy trust model.

•              The Trust’s market capitalization post-closing was sufficiently large to provide liquidity for the Trust Unit component if Shareholders chose to sell Trust Units acquired under the Arrangement.

In summary, the board of directors concluded that the value of Shellbridge’s assets would be maximized, growth potential would be realized and improved liquidity would be available.

Based on its analysis of these factors, the board of directors, on the recommendation of the Special Committee, management and its financial advisors, unanimously approved the entering into of the Arrangement Agreement.

Effect of the Arrangement

The Arrangement will result in Shareholders (other than Dissenting Shareholders), through a series of transactions, exchanging each of their Shellbridge Shares held on the Effective Date for 0.14 of a Trust Unit.

At the time the Arrangement becomes effective, all of the issued and outstanding Shellbridge Shares will be transferred to True NewCo, a wholly-owned subsidiary of the Trust. Through the Trust, Shareholders who acquire Trust Units are expected to enjoy distributions of cash on the cash flows produced by the assets of the Trust, including those acquired by the Trust under the Arrangement. The board of directors of Shellbridge believes that the transfer of Shellbridge’s assets to the Trust pursuant to the Arrangement with the potential for Shareholders to receive monthly distributions from the Trust and capital appreciation in the Trust Units, will maximize value for Shareholders and represents the best alternative to enhance the value of Shellbridge and its assets over time. Upon completion of the Arrangement, Shellbridge will become an indirect wholly-owned subsidiary of the Trust and all of Shellbridge’s assets will be owned indirectly by the Trust.

No fractional Trust Units shall be issued pursuant to the Arrangement. In lieu of any fractional Trust Units, each registered Shareholder otherwise entitled to a fractional interest in a Trust Unit will receive the nearest whole number of Trust Units (fractions equal to exactly 0.5 being rounded up).

All Shellbridge Options will be vested prior to consummation of the Arrangement. Holders of all outstanding Shellbridge Options have entered into Option Exchange Agreements with Shellbridge and the Trust whereby all such holders have agreed, subject to the Arrangement becoming effective, that any Shellbridge Options not previously exercised shall be exchanged immediately following the Effective Time for Trust Replacement Options which will entitle the holder for a period of five (5) business days following the Effective Date, to purchase on exercise thereof 0.14 of a Trust Unit for each Shellbridge Share that could previously have been acquired pursuant to a Shellbridge Option at an exercise price equal to the exercise price at which each Shellbridge Option was exercisable for.

After giving effect to the Arrangement, Shareholders (other than Dissenting Shareholders) will own Trust Units and the Trust will own, through True, all of the issued and outstanding Shellbridge Shares. Assuming that there are no Dissenting Shareholders and that either all Shellbridge Options or Trust Replacement Options are exercised, upon the completion of the Arrangement an aggregate of approximately 4,389,366 Trust Units will be issued and outstanding. See Appendix E, “Information Concerning Shellbridge Oil & Gas, Inc. – Capitalization”.

As a result of a Shareholder’s Shellbridge Shares being exchanged for Trust Units pursuant to the Arrangement, the nature of a Shareholder’s investment will change. See Appendix E, “Information Concerning Shellbridge Oil & Gas, Inc.”  and Appendix F, “Information Concerning True Energy Trust”.

Details of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan set forth in Exhibit A to the Arrangement Agreement which is attached as Appendix C to this Information Circular.

Shellbridge, the Trust and True have entered into the Arrangement Agreement which provides for the implementation of the Arrangement pursuant to Section 193 of the ABCA. The Arrangement will become effective on the date of filing of the Arrangement Filings, including the Final Order, in the form prescribed by the ABCA with the Registrar.

On the Effective Date, each of the events below shall occur and shall be deemed to occur in the following sequence without further act or formality except as otherwise provided in the Plan:

1.             Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)           the Shellbridge Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to True NewCo (free of any claims), and as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as shareholders of Shellbridge other than the right to be paid the fair value of their Shellbridge Shares;

(b)           the Trust shall issue to True NewCo a number of Trust Units equal to 0.14 times the number of issued and outstanding Shellbridge Shares (other than those held by Dissenting Shareholders) at the Effective Time;

(c)           True NewCo shall issue a Note to the Trust for each of the Trust Units issued pursuant to (b) above in the principal amount equal to the Trust Unit Weighted Average Trading Price multiplied by the total number of Trust Units issued pursuant to (b) above;

(d)           each issued and outstanding Shellbridge Share (other than those held by Dissenting Shareholders) shall be transferred to True NewCo in exchange for 0.14 of a Trust Unit (subject to rounding for fractional shares);

(e)           True NewCo and Shellbridge shall be amalgamated and continue as one corporation such that:

(i)            immediately prior to such amalgamation the stated capital of the outstanding Shellbridge Shares shall be reduced, without payment, to $1.00 in aggregate;

(ii)           all of the shares of Shellbridge shall be cancelled without any repayment of capital;

(iii)          the articles of the amalgamated corporation shall be the same as the articles of True NewCo and the name of the amalgamated corporation shall be “True Oil & Gas Ltd.”;

(iv)          no securities shall be issued by the amalgamated corporation in connection with the amalgamation, and for greater certainty, the shares of True NewCo shall survive and continue to be shares of the amalgamated corporation without amendment;

(v)           the property of each of the amalgamating corporations shall continue to be the property of the amalgamated corporation;

(vi)          the amalgamated corporation shall continue to be liable for the obligations of each of the amalgamating corporations;

(vii)         any existing cause of action, claim or liability to prosecution of any of the amalgamating corporations shall be unaffected;

(viii)        any civil, criminal or administrative action or proceeding pending by or against any of the amalgamating corporations may be continued to be prosecuted by or against the amalgamated corporation;

(ix)           a conviction against, or ruling, order or judgment in favour of or against any of the amalgamating corporations may be enforced by or against the amalgamated corporation;

(x)            the articles of amalgamation of the amalgamated corporation shall be deemed to be the articles of incorporation of the amalgamated corporation and the certificate of amalgamation of the amalgamated corporation shall be deemed to be the certificate of incorporation of the amalgamated corporation;

(xi)           the by-laws of True NewCo shall be the by-laws of the amalgamated corporation;

(xii)          the first directors of the amalgamated corporation shall be the directors of True NewCo;

(xiii)         the first officers of the amalgamated corporation shall be the officers of True NewCo; and

(xiv)        the registered office of the amalgamated corporation shall be the registered office of True NewCo.

2.             With respect to each holder of Shellbridge Shares (other than a Dissenting Shareholder) at the Effective Time, upon the exchange of Shellbridge Shares for Trust Units:

(a)           such former holder of Shellbridge Shares shall be added to the register of holders of Trust Units;

(b)           such holder shall cease to be a holder of the Shellbridge Shares so exchanged and the name of such holder shall be removed from the register of holders of Shellbridge Shares as it relates to the Shellbridge Shares so exchanged; and

(c)           True NewCo shall become the holder of the Shellbridge Shares so exchanged and shall be added to the register of holders of Shellbridge Shares.

Arrangement Agreement

The Arrangement will be effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Shellbridge, the Trust and True and various conditions precedent, both mutual and with respect to each corporation, True NewCo and the Trust.

The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Procedure for the Arrangement Becoming Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)           the Arrangement Resolution must be approved by the Shareholders of Shellbridge voting in person or by proxy at the Meeting;

(b)           the Arrangement must be approved by the Court pursuant to the Final Order;

(c)           all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d)           the Arrangement Filings must be filed with the Registrar.

Approvals

Shareholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by Shareholders, in person or by proxy, at the Meeting. In addition, the Arrangement Resolution must be approved by a majority of the votes cast by Shareholders, after excluding the votes cast by persons whose votes may not be included in determining minority approval of a business combination pursuant to Ontario Securities Commission Rule 61-501.

Court Approvals

Interim Order

On May 24, 2006, the Court granted the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that the Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Shareholders at the Meeting in the manner required by the Interim Order, Shellbridge will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for June 22, 2006 at 1:15 p.m. (Calgary time), or as soon thereafter as counsel may be heard in the Court, at the Court House, 611-4th Avenue S.W., Calgary, Alberta. Any Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court an appearance and delivering a copy of the filed appearance, together with a copy of all material on which such holder or person intends to rely at the hearing, including an outline of such holder’s or person’s proposed submissions, to the solicitors for Shellbridge:  McCarthy Tétrault LLP, Barristers & Solicitors, Suite 3300, 421- 7th Street S.W., Calgary, Alberta, T2P 4K9, Attention: Mark G. Eade on or before 12:00 p.m. (noon)(Calgary time) on June 15, 2006, subject to other direction of the Court. See “Notice of Petition”.

The Court will be advised at or prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the Trust Units issued pursuant to the Arrangement will not require registration under the 1933 Act.

Shellbridge has been advised by its counsel, McCarthy Tétrault LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Shellbridge, True or the Trust may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to it.

Conditions Precedent to the Arrangement

The respective obligations of Shellbridge and True to complete the Arrangement are subject to a number of conditions which must be satisfied or waived on or before the Effective Date. These conditions include certain mutual conditions, including:

(a)           on or prior to the Outside Date, the Interim Order shall have been granted in form and substance satisfactory to each of the Trust, True and Shellbridge, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Shellbridge, the Trust and True, acting reasonably, on appeal or otherwise;

(b)           the Arrangement Resolution shall have been passed by the Shareholders as required pursuant to the Interim Order and all Applicable Laws, on or prior to the Outside Date, in form and substance satisfactory to each of the Trust, True and Shellbridge, acting reasonably, duly approving the Arrangement in accordance with the Interim Order;

(c)           on or prior the Outside Date, the Final Order shall have been granted in form and substance satisfactory to True and Shellbridge, acting reasonably;

(d)           the Articles of Arrangement filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of the Trust, True and Shellbridge, acting reasonably;

(e)           the Arrangement shall have become effective on or prior to the Outside Date;

(f)            all required regulatory, governmental and third party approvals, waivers and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to True and Shellbridge, each acting reasonably, including, without limitation, conditional approval for listing of the Trust Units issuable pursuant to the Arrangement, and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(g)           receipt of the consent of True’s bankers to the Arrangement and the consummation thereof on a basis acceptable to True and Shellbridge, each acting reasonably; and

(h)           no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)            makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated by the Arrangement Agreement; or

(ii)           results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated by the Arrangement Agreement.

The Arrangement Agreement also provides for a number of conditions in favour of Shellbridge which must be satisfied or waived on or prior to the Effective Date in order for the Arrangement to become effective, including:

(a)           each of the acts and undertakings of True, the Trust and True NewCo to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by True, the Trust and True NewCo;

(b)           the Trust and True shall have furnished Shellbridge with:

(i)            certified copies of the resolutions duly passed by the board of directors of True and True NewCo approving the Arrangement Agreement (in the case of True) and the consummation of the transactions contemplated by the Arrangement Agreement (in the case of True and True NewCo); and

(ii)           certified copies of the resolutions duly passed by the board of directors of True NewCo conditionally allotting the aggregate number of Trust Units that may be required to be issued in accordance with the terms of the Arrangement Agreement upon the Arrangement taking effect;

(c)           except as affected by transactions contemplated by or permitted by the Arrangement Agreement, the representations and warranties of the Trust and True contained in section 4.2 of the Arrangement Agreement shall be true and correct in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and the Trust and True shall have complied in all material respects with its covenants in the Arrangement Agreement and Shellbridge shall have received a certificate to that effect dated the Effective Date from the President and Chief Executive Officer of True and another senior officer thereof acceptable to Shellbridge, acting reasonably, acting solely on behalf of the Trust and True and not in their personal capacity, to the best of his information and belief having made reasonable inquiry; and

(d)           there shall not have occurred any Material Adverse Change in respect of the Trust after the date of the Arrangement Agreement or prior to such date which has not been publicly disclosed prior to such date or disclosed to Shellbridge in writing prior to such date.

The Arrangement Agreement also provides for a number of conditions in favour of the Trust and True which must be satisfied or waived on or prior to the Effective Date in order for the Arrangement to become effective, including:

(a)           each of the acts and undertakings of Shellbridge to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by Shellbridge;

(b)           Shellbridge shall have furnished the Trust and True with:

(i)            certified copies of the resolutions duly passed by the board of directors of Shellbridge approving the Arrangement Agreement and the consummation of the transactions contemplated thereby and directing the submission of the Arrangement for approval at the Meeting and recommending that the Shareholders vote in favour of the Arrangement; and

(ii)           certified copies of the special resolution of Shareholders, duly passed at the Meeting, approving the Arrangement in accordance with the Interim Order;

(c)           receipt of the consent of Shellbridge’s bankers to the Arrangement and the consummation thereof on a basis acceptable to the Trust and True, each acting reasonably;

(d)           except as affected by the transactions contemplated by or permitted by the Arrangement Agreement, the representations and warranties of Shellbridge contained in section 4.1 of the Arrangement Agreement shall be true and correct in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Shellbridge shall have complied in all material respects with its covenants in the Arrangement Agreement and the Trust and True shall have received a certificate to that effect dated the Effective Date of the President and Chief Executive Officer of Shellbridge and another senior officer thereof acceptable to the Trust and True, acting reasonably, acting solely on behalf of Shellbridge and not in their personal capacity, to the best of their information and belief having made reasonable inquiry;

(e)           the board of directors of Shellbridge shall not have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations referred to in the Arrangement Agreement in a manner materially adverse to True or the completion of the Arrangement;

(f)            holders of not greater than 5% of the outstanding Shellbridge Shares shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as at the Effective Date;

(g)           prior to the Mailing Date, all holders of outstanding Shellbridge Options shall have entered into Option Exchange Agreements on terms and conditions satisfactory to the Trust and True;

(h)           prior to the Mailing Date each of the directors and officers of Shellbridge (other than those agreed to by True) shall have provided their resignations (in the case of directors, in a manner that allows for the orderly replacement of directors on the Effective Date) together with mutual releases in favour of Shellbridge and True, conditional on closing of the Arrangement and effective on the Effective Date, each in form and substance and on such terms as are satisfactory to True, acting reasonably;

(i)            any director, officer, insider or other non-arm’s length party that is indebted to Shellbridge shall have repaid such indebtedness on or prior to completion of the Arrangement;

(j)            there shall not have occurred any Material Adverse Change in respect of Shellbridge after the date of the Arrangement Agreement or prior to the Agreement Date which has not been publicly disclosed prior to the Agreement Date or disclosed to True in writing prior to the Agreement Date; and

(k)           immediately prior to the effective time of the Arrangement, True shall be satisfied there shall not be more than 31,352,612 Shellbridge Shares outstanding (assuming exercise of all Shellbridge Options and Trust Replacement Options), and True shall be satisfied that upon completion of the Arrangement no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued, Shellbridge Shares.

There is no assurance that these conditions will be satisfied or waived on a time basis.

Upon all of the conditions being satisfied or waived, Shellbridge is required to seek and obtain the Final Order and then file the Arrangement Filings, including a copy of the Final Order, with the Registrar under the ABCA in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders authorizes the board of directors of Shellbridge, without further notice to or approval of such Shareholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix A for the text of the Arrangement Resolution.

Non-Solicitation by Shellbridge

Shellbridge has agreed that, during the period from the Agreement Date until the completion of the Arrangement or the termination of the Arrangement Agreement, whichever is earlier:

(a)           Shellbridge shall not, directly or indirectly, do or authorize or permit any of its Representatives to, directly or indirectly, do, any of the following:

(i)            solicit, facilitate, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) or take any action to solicit, facilitate or encourage any inquiry or communication or the making of any proposal or offer to Shellbridge or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Shellbridge or its shareholders of any securities of Shellbridge (other than on exercise of currently outstanding Shellbridge Options); (ii) any acquisition of a significant amount of assets of Shellbridge; (iii) an amalgamation, arrangement, merger, or consolidation involving Shellbridge; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Shellbridge or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or which would or could reasonably be expected to materially reduce the benefits to the other party hereto under the Arrangement Agreement (any such inquiry or proposal in respect of any of the foregoing being an “Acquisition Proposal”);

(ii)           enter into or participate in any negotiations or discussions regarding an Acquisition Proposal, or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii)          waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Shellbridge under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; or

(iv)          accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal,

provided, however, that notwithstanding any other provision hereof, Shellbridge and its Representatives may:

(v)           enter into or participate in any negotiations or discussions with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by Shellbridge or any of its representatives) seeks to initiate such negotiations or discussions and, subject to execution of a confidentiality agreement substantially similar to the confidentiality agreement entered into between the Trust, True and Shellbridge dated February 16, 2006 (the “Confidentiality Agreement”) (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to True as set out below), may furnish to such third party information concerning Shellbridge and its business, properties and assets, in each case if, and only to the extent that:

A.            the third party has first made a written bona fide Acquisition Proposal to Shellbridge which the Shellbridge board of directors determine in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Shellbridge Shareholders than the Arrangement; and (3) after receiving the advice of outside counsel as reflected in minutes of the Shellbridge board of directors, that the taking of such action is necessary for the Shellbridge board of directors in discharge of its fiduciary duties under applicable laws (a “Superior Proposal”); and

B.            prior to furnishing such information to or entering into or participating in any such negotiations or discussions with such third party, Shellbridge provides prompt notice to True to the effect that it is furnishing information to or entering into or participating in negotiations or discussions with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to True, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that, Shellbridge shall notify True orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to the other party, copies of all information provided to such party and all other information reasonably requested by the other party), within 24 hours of the receipt thereof, shall keep the other party informed of the status and details of any such inquiry, offer or proposal and answer the other party’s questions with respect thereto; and

C.            Shellbridge provides to True in writing the determination of the Shellbridge board of directors forthwith upon determining that the Acquisition Proposal, if completed, would constitute a Superior Proposal;

(vi)          comply with Section 172 of the Securities Act (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its shareholders; and

(vii)         accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Shellbridge board of directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by Section 10(c) of the Arrangement Agreement and after receiving the advice of outside counsel as reflected in the minutes of the Shellbridge Board, that the taking of such action is necessary for the Shellbridge Board in discharge of its fiduciary duties under applicable laws and Shellbridge complies with its obligations set forth in paragraph (b) below and terminates the Arrangement Agreement in accordance with the provisions thereof and concurrently therewith pays the Shellbridge Non-Completion Fee to True.

(b)           If Shellbridge receives a Superior Proposal, Shellbridge shall give True, orally and in writing, at least 72 hours advance notice of any decision by the Shellbridge board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall include a summary of the details of the Superior Proposal including the identity of the third party making the Superior Proposal. During such 72 hour period, Shellbridge has agreed not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period Shellbridge shall and shall cause its financial and legal advisors to, negotiate in good faith with the Trust and True and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable Shellbridge to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Trust and True propose to amend the Arrangement Agreement and the Arrangement to provide that the Shareholders shall receive a value per Shellbridge Share equal to or greater than the value per Shellbridge Share provided in the Superior Proposal and so advises Shellbridge prior to the expiry of such 72 hour period, the Shellbridge board of directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(c)           The Trust and True has agreed that all information that may be provided to it by Shellbridge with respect to any Superior Proposal pursuant hereto shall be treated as if it were “Confidential Information” as provided pursuant to the terms of the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under the Arrangement Agreement in legal proceedings.

Shellbridge Non-Completion Fee

Under the Arrangement Agreement, Shellbridge has agreed to pay True in immediately available funds (to or to an account designated by True within two (2) business days after the date of the occurrence of any event below) the amount of $2,000,000 (the “Shellbridge Non-Completion Fee”) if:

(a)           the board of directors of Shellbridge (i) fails to recommend that holders of Shellbridge Shares vote in favour of the Arrangement, (ii) withdraws, modifies or changes any of its recommendations, approvals, resolutions or determinations referred to in the Arrangement Agreement in a manner adverse to the Arrangement or to True, or shall have resolved to do so, or (iii) fails to promptly reaffirm any of its recommendations, approvals, resolutions or determinations referred to in the Arrangement Agreement upon request from time to time by True to do so, or upon an Acquisition Proposal being publicly announced or proposed, offered or made to Shellbridge or the holders of Shellbridge Shares (such affirmation to be made within two (2) business days of such request being made or such Take-Over Proposal being publicly announced, proposed, offered or made, whichever occurs first);

(b)           the board of directors of Shellbridge shall have recommended that holders of Shellbridge Shares deposit their Shellbridge Shares under, or vote in favour of, or otherwise accept an Take-Over Proposal;

(c)           Shellbridge accepts, recommends, approves or enters into an agreement with respect to an Take-Over Proposal (other than the Arrangement Agreement or a confidentiality agreement contemplated by the Arrangement Agreement) prior to completion of the Arrangement;

(d)           prior to the date of the Meeting, another bona fide Take-Over Proposal is publicly announced or made to all or substantially all holders of Shellbridge Shares or to Shellbridge and: (i) at the date of the Meeting such Take-Over Proposal shall not have expired or been withdrawn; and (ii) the Arrangement is not approved by holders of the Shellbridge Shares at the Meeting;

(e)           Shellbridge is in breach of any of its covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of Shellbridge or materially impedes the completion of the Arrangement, and Shellbridge fails to cure such breach within three (3) business days after receipt of written notice thereof from True (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(f)            Shellbridge is in breach of any of its representations or warranties made in the Arrangement Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Shellbridge or materially impede the completion of the Arrangement, and Shellbridge fails to cure such breach within three (3) business days after receipt of written notice thereof from True (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

For purpose of the foregoing, “Take Over Proposal” means, other than the Arrangement, a bid, or offer to acquire 20% or more of the outstanding Shellbridge Shares, or any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization or a similar transaction or other business combination involving Shellbridge, or any proposal, offer or agreement to acquire 20% or more of the assets of Shellbridge.

True Non-Completion Fee

Under the Arrangement Agreement, True has agreed to pay to Shellbridge in immediately available funds (to Shellbridge or to an account designated by Shellbridge within two (2) business days of the first to occur of the events described below) the amount of $2,000,000 (the “True Non Completion Fee”) in the event that:

(a)           True is in breach of any of its covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of the Trust or materially impedes the completion of the Arrangement, and True fails to cure such breach within three (3) business days after receipt of written notice thereof from Shellbridge (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(b)           True is in breach of any of its representations or warranties made in this agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of the Trust or materially impede the completion of the Arrangement, and True fails to cure such breach within three (3) business days after receipt of written notice thereof from Shellbridge (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

Amendment and Termination of Arrangement Agreement

The Arrangement Agreement may, at any time and from time to time before or after the holding of the Meeting, be amended by written agreement of the parties thereto without further notice to or authorization on the part of their respective security holders, and any such amendment may, without limitation: (a) change the time for performance of any of the obligations or acts of the parties thereto; (b) waive any inaccuracies or modify any representation, term or provision contained therein or in any document delivered pursuant thereto; (c) waive compliance with or modify any of the covenants or conditions therein contained and waive or modify performance of any of the obligations of the parties thereto or materially adversely affect the consideration to be received or (d) waive compliance with or modify any other conditions precedent contained therein, provided no such amendment decreases the number of Trust Units to be received by Shareholders pursuant to the Arrangement without approval of the Shareholders or as may be ordered by the Court.

The Arrangement Agreement may, prior to filing of the Articles of Arrangement, be terminated by mutual agreement of the Trust, True and Shellbridge without further action on the part of the Shareholders.

In addition, the Trust or True may terminate the Arrangement Agreement upon written notice to Shellbridge if:

(i)            the Interim Order has been refused or has been granted in form or substance not satisfactory to True, acting reasonably, or has not been granted on or prior to the Outside Date, or, if issued, has been set aside or modified in a manner unacceptable to the Trust or True, acting reasonably, on appeal or otherwise;

(ii)           the Arrangement is not approved by the Shareholders in accordance with the terms of the Interim Order on or before the Outside Date;

(iii)          the Final Order has not been granted in form and substance satisfactory to the Trust and True, acting reasonably, on or prior to the Outside Date or, if issued, has been set aside or modified in a manner unacceptable to the Trust or True, acting reasonably, on appeal or otherwise;

(iv)          the Arrangement has not become effective on or before the Outside Date;

(v)           the Shellbridge Non-Completion Fee is payable in accordance with the Arrangement Agreement;

(vi)          the True Non-Completion Fee is payable in accordance with the Arrangement Agreement and is paid by True;

(vii)         the board of directors of Shellbridge changes, withdraws or modifies its unanimous recommendation to Shellbridge Shareholders to vote in favour of the Arrangement;

(viii)        a Material Adverse Change in respect of Shellbridge shall have occurred;

(ix)           Shellbridge shall be in breach of any of its covenants, agreements or representations and warranties contained in the Arrangement Agreement that would have a Material Adverse Effect on Shellbridge or on the ability of Shellbridge, the Trust and True to consummate the transactions contemplated thereby and Shellbridge fails to cure such breach within three (3) business days after receipt of written notice thereof from the Trust or True (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(x)            upon any other circumstances that give rise to a right of termination of the Arrangement Agreement by the Trust or True.

Shellbridge may terminate the Arrangement Agreement upon written notice to the Trust and True if:

(i)            the Interim Order has been refused or has been granted in form or substance not satisfactory to Shellbridge, acting reasonably, or has not been granted on or prior to the Outside Date or if issued, has been set aside or modified in a manner unacceptable to Shellbridge, acting reasonably, on appeal or otherwise;

(ii)           the Arrangement is not approved by the Shareholders in accordance with the terms of the Interim Order on or before the Outside Date;

(iii)          the Final Order has not been granted in form and substance satisfactory to Shellbridge, acting reasonably, on or prior to the Outside Date or, if issued, has been set aside or modified in a manner unacceptable to Shellbridge, acting reasonably, on appeal or otherwise;

(iv)          the Arrangement has not become effective on or before the Outside Date;

(v)           the True Non-Completion Fee is payable in accordance with the Arrangement Agreement;

(vi)          the Shellbridge Non-Completion Fee is payable in accordance with the Arrangement Agreement and is paid by Shellbridge;

(vii)         a Material Adverse Change in respect of the Trust shall have occurred;

(viii)        the Trust or True shall be in breach of any of its covenants, agreements or representations and warranties contained in the Arrangement Agreement that would have a Material Adverse Effect on the Trust or on the ability of the Trust, True and Shellbridge to consummate the transactions contemplated hereby and the Trust or True fails to cure such breach within three (3) business days after receipt of written notice thereof from Shellbridge (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(ix)           upon any other circumstances hereunder that give rise to a termination of the Arrangement Agreement by Shellbridge.

Recommendation of the Board of Directors

The board of directors of Shellbridge, after consultation with the Special Committee and its financial advisors and considering the Fairness Opinion, has unanimously determined that the Arrangement is fair to Shareholders and in the best interests of Shellbridge and the Shareholders and unanimously recommends that Shareholders vote in favour of the Arrangement Resolution.

Voting Agreements

The directors and officers of Shellbridge who hold an aggregate of 3,291,780 Shellbridge Shares as of May 22, 2006, representing approximately 11.2% of the outstanding Shellbridge Shares as of such date, have signed letter agreements pursuant to which they have agreed to vote all of the Shellbridge Shares beneficially owned by them in favour of the Arrangement Resolution. See “The Arrangement – Interests of Certain Persons in the Arrangement”.

Fairness Opinion

Pursuant to an engagement agreement between Shellbridge and Orion Securities Inc., the Special Committee engaged Orion Securities Inc. as its financial advisor to, among other things, prepare a fairness opinion in respect of the Arrangement. At the meeting of Shellbridge’s board of directors on May 12, 2006, Orion Securities Inc. rendered its oral opinion to the Special Committee, which was subsequently confirmed in writing. The Fairness Opinion states that subject to the limitations and considerations described therein, in the opinion of Orion Securities Inc., as of May 24, 2006, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

A copy of the full text of the Fairness Opinion is attached as Appendix D to this Information Circular and sets forth, among other things, the assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Orion Securities Inc. in rendering the Fairness Opinion. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. The Fairness Opinion addresses only the fairness to Shareholders, from a financial point of view, of the consideration to be received by Shareholders under the Arrangement, and is for the information of the Special Committee and the board of directors of Shellbridge in connection with their consideration of the proposed Arrangement and any recommendation to Shareholders with respect to the Arrangement that the Special Committee may make. The Fairness Opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote at the Meeting.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions are satisfied or waived, Shellbridge will apply for the Final Order approving the Arrangement. If the Final Order is obtained on June 22, 2006 in form and substance satisfactory to Shellbridge, True and the Trust, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Shellbridge expects the Effective Date will be on or about June 23, 2006. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar under the ABCA of the Arrangement Filings, including a copy of the Final Order.

Shellbridge’s objective is to have the Effective Date occur as soon as practicable after the Meeting. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

Procedure for Exchange of Shares and Payment

General

As required by the instructions set out in the Letter of Transmittal, Shareholders (other than Dissenting Shareholders) must properly complete, execute and return the enclosed Letter of Transmittal, together with the certificate(s) representing their Shellbridge Shares and any other relevant documents required by the instructions set out in the Letter of Transmittal, to the Depositary at one of the offices specified in the Letter of Transmittal, which documents must actually be received by the Depositary, in order for a Shareholder to receive Trust Units for their Shellbridge Shares under the Arrangement.

Dissenting Shareholders who ultimately are not entitled to be paid the fair value of their Shellbridge Shares will be entitled to receive the Trust Units under the Arrangement.

If a certificate representing Shellbridge Shares has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Shellbridge’s registrar and transfer agent so that the transfer agent may provide replacement instructions. The replacement certificate must be received by the Depositary prior to issuing the Trust Units.

Shareholders whose Shellbridge Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Shellbridge Shares.

The use of the mail to transmit certificates representing Shellbridge Shares and the Letter of Transmittal is at each Shareholder’s option and risk. Shellbridge recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or, if mailed, that registered mail with return receipt be used and that appropriate insurance be obtained.

Except as otherwise provided by the instructions in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution as defined and set out in the Letter of Transmittal accompanying this Circular. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by the Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shellbridge Shares deposited pursuant to the Arrangement will be determined by the Trust or True NewCo in their sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Trust and True NewCo reserve the absolute right to reject any and all deposits which True NewCo determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. True NewCo reserves the absolute right to waive any defect or irregularity in the deposit of any Shellbridge Shares. There shall be no duty or obligation on True NewCo, the Trust, the Depositary, or any other person to give notice of any defect or irregularity in any deposit of Shellbridge Shares and no liability shall be incurred by any of them for failure to give such notice.

True NewCo reserves the right to permit the procedure for the exchange of shares pursuant to the Arrangement to be completed other than that as set out above.

Under no circumstances will interest accrue or be paid by the Trust, True NewCo or the Depositary to persons depositing Shellbridge Shares on the consideration for Shellbridge Shares deposited pursuant to the Arrangement, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Shellbridge Shares pursuant to the Arrangement for the purpose of receiving payment from True NewCo and transmitting payment from True NewCo and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shellbridge Shares.

Unless otherwise directed in the Letter of Transmittal, the certificate representing Trust Units to be issued in consideration for the Shellbridge Shares will be issued in the name of the registered holder of Shellbridge Shares so deposited. Unless the person who deposits Shellbridge Shares instructs the Depositary to hold the share certificate for pick-up by checking the appropriate box in the Letter of Transmittal, certificates will be forwarded by first class insured mail to the address supplied in the Letter of Transmittal. If no address is provided, certificates will be forwarded to the address of the person as shown on the register maintained by Shellbridge.

Return of Shares

Should the Plan of Arrangement not be completed, any deposited Shellbridge Shares will be returned to the depositing Shareholders at Shellbridge’s expense upon written notice to the Depositary from True NewCo by returning the deposited Shellbridge Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Shareholders in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by Shellbridge.

Mail Services Interruption

Notwithstanding the provisions of the Information Circular, Letter of Transmittal, Arrangement Agreement or Plan of Arrangement, certificates representing Trust Units and certificates representing Shellbridge Shares to be returned will not be mailed if True NewCo determines that delivery thereof by mail may be delayed.

Persons entitled to certificates and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Shellbridge Shares in respect of which certificates are being issued were originally deposited upon application to the Depositary until such time as True has determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing section “General”, certificates and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Shellbridge Shares were deposited and payment for those Shellbridge Shares shall be deemed to have been immediately made upon such deposit.

Cancellation of Rights

Any certificate formerly representing Shellbridge Shares that is not deposited with all other documents required by the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent the right or claim of any kind or nature to receive the consideration to which a former Shareholder is entitled under the Arrangement, and for greater certainty, the right of such former Shareholder to receive a certificate representing Trust Units shall be deemed to be surrendered to True NewCo, together with all dividends, distributions and cash payments thereon held for such former holder.

Canadian Federal Income Tax Considerations

In the opinion of McCarthy Tétrault LLP, counsel to Shellbridge (“Counsel”), the following is, at the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to Shareholders who dispose of their Shellbridge Shares pursuant to the Arrangement and who hold Shellbridge Shares and any Trust Units acquired pursuant to the Arrangement as capital property for purposes of the Tax Act and, at all material times, deal at arm’s length with, and are not affiliated with, Shellbridge, the Trust or True NewCo for purposes of the Tax Act. Generally, Shellbridge Shares and Trust Units will be considered to be capital property of a holder thereof unless they are held in the course of carrying on a business or in connection with an adventure or concern in the nature of trade. Certain Shareholders resident in Canada within the meaning of the Tax Act whose Shellbridge Shares might not otherwise qualify as capital property may in certain circumstances be entitled to make an irrevocable election in accordance with Subsection 39(4) of the Tax Act to have their Shellbridge Shares and any other “Canadian security” (as defined in the Tax Act) deemed to be capital property for the taxation year in which the election is made and for all subsequent taxation years.

This summary is not applicable to: (i) a Shareholder that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a Shareholder, an interest in which would be a “tax shelter investment” under the Tax Act; or (iii) a Shareholder that is a “specified financial institution”. Such Shareholders should consult their own tax advisor.

This summary does not address the Canadian federal income tax consequences applicable to a Shareholder who has acquired Shellbridge Shares on the exercise of an option received in respect of, in the course of, or by virtue of, employment with Shellbridge. Such Shareholders should consult their own tax advisors having regard to their own particular circumstances.

This summary is based upon the provisions of the Tax Act and the regulations thereunder (“Tax Regulations”) in force as of the date hereof, all specific proposals to amend the Tax Act and the Tax Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), Counsel’s understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the “CRA”) and representations as to certain factual matters provided to Counsel by Shellbridge, the Trust and True NewCo.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement or to the holding of Shellbridge Shares and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, regulatory or judicial action or changes in the administrative and assessing practices of the CRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular Shareholder. Consequently, Shareholders should obtain independent tax advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.

Canadian Tax Considerations Applicable to the Arrangement

Shareholders Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty is resident in Canada or deemed to be resident in Canada.

Exchange of Shellbridge Shares for Trust Units Pursuant to the Arrangement

A Shareholder will realize a capital gain (or capital loss), in respect of each Shellbridge Share that is disposed of for a fraction of a Trust Unit pursuant to the Arrangement to the extent that the fair market value of the fraction of a Trust Unit received in exchange for each such Shellbridge Share exceeds (or is exceeded by), the sum of the adjusted cost base of such Shellbridge Share to the Shareholder and any reasonable costs of disposition. Such capital gain or capital loss will be subject to the income tax treatment described below under “Taxation of Capital Gains and Capital Losses”.

The cost to the Shareholder of Trust Units received pursuant to the Arrangement will be equal to the fair market value of such Trust Units at the time of receipt.

Taxation of Capital Gains and Capital Losses

Generally, a Shareholder will be required to include in computing income for the year in which a disposition of capital property occurs one-half of the amount of any capital gain (a “taxable capital gain”) in income and will be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) from taxable capital gains realized by the Shareholder in the year in which a disposition of capital property occurs. Any allowable capital losses in excess of such taxable capital gains of the Shareholder in the year of disposition may generally be carried back and deducted in any of the preceding three years, or carried forward in any following year, against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. In the case of a Shareholder that is a corporation, trust or partnership, the amount of any capital loss otherwise determined resulting from the disposition of Shellbridge Shares may be reduced by the amount of dividends previously received (or deemed to be received) to the extent and under the circumstances prescribed in the Tax Act.

A Shareholder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains. Capital gains realized by individuals or certain trusts may be subject to minimum tax. The Tax Act provides that the tax payable by individuals and such trusts is the greater of the tax otherwise determined and the minimum tax. Shareholders should consult their own tax advisors with respect to the minimum tax provisions.

Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, (1) is not resident, or deemed to be resident, in Canada, or is a partnership that is not a “Canadian partnership” for the purposes of the Tax Act, and (2) does not use or hold, and is not deemed to use or hold, the Shellbridge Shares in connection with carrying on a business in Canada and is not an insurer who carries on an insurance business in Canada and elsewhere (a “Non-Resident Shareholder”).

Exchange of Shellbridge Shares for Trust Units Pursuant to the Arrangement

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Shellbridge Shares to True NewCo under the Arrangement unless such shares constitute “taxable Canadian property” to the Non-Resident Shareholder. Generally, the Shellbridge Shares will not constitute taxable Canadian property to a Non-Resident Shareholder at a particular time, provided that, (1) the Shellbridge Shares are listed on a prescribed stock exchange (which currently includes the TSX) at that time, and (2) at no time during the 60 month period immediately preceding the disposition, the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with such persons, owned, or had an interest in or an option in respect of, 25% or more of the shares of any class or series of Shellbridge. Shellbridge Shares may also be deemed to constitute taxable Canadian property in certain other circumstances under the Tax Act.

The cost to the Non-Resident Shareholder of the Trust Units received pursuant to the Arrangement will be equal to the fair market value of the Trust Units at the time of receipt.

A Non-Resident Shareholder’s capital gain (or capital loss) in respect of Shellbridge Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property”) will generally be computed in the manner described above under “Shareholders Resident in Canada — Exchange of Shellbridge Shares for Trust Units Pursuant to the Arrangement”. Even if the Shellbridge Shares are taxable Canadian property to a Non-Resident Shareholder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Shellbridge Shares will not be included in computing the Non-Resident Shareholder’s income for the purposes of the Tax Act if the Shellbridge Shares constitute “treaty-protected property”. Shellbridge Shares owned by a Non-Resident Shareholder will generally be treaty-protected property if the gain from the disposition of such property would, because of an applicable income tax convention, be exempt from tax under Part I of the Tax Act. Conversely, the amount of any capital loss resulting from the disposition of the Shellbridge Shares may not be deductible against capital gains of the Non-Resident Shareholder for the purposes of the Tax Act by virtue of the provisions of such income tax convention. Consequently, Non-Resident Shareholders should consult with their own tax advisors in this regard.

A Non-Resident Shareholder will be required to file a Canadian income tax return if such Non-Resident Shareholder disposes of taxable Canadian property.

Shareholders, who are resident in a jurisdiction other than Canada, should consult their own tax advisors for advice with respect to the potential income tax implications of the Arrangement, including any associated filing requirements in such jurisdictions.

Dissenting Shareholders

Under the Arrangement, a Dissenting Shareholder will transfer Shellbridge Shares held by such Dissenting Shareholder and will be entitled to be paid by True NewCo (True Amalco after giving effect to the Arrangement) the fair market value of the Shellbridge Shares held by such Shareholder determined as of the appropriate date. See “Right of Dissent”. A Dissenting Shareholder will realize a capital gain (or capital loss) in respect of each Shellbridge Share that is transferred to True NewCo to the extent that the amount received from True NewCo exceeds (or is exceeded by) the sum of the adjusted cost base of the Shellbridge Shares to the Dissenting Shareholder and any reasonable cost of disposition. Such a transfer by a Shareholder resident of Canada who exercises Dissent Rights will give rise to the tax considerations described under the heading “Taxation of Capital Gains and Capital Losses” above. Interest awarded by a Court will be required to be included in the income of the Dissenting Shareholder resident in Canada for income tax purposes. A transfer of Shellbridge Shares by a Non-Resident Shareholder who exercises Dissent Rights will give rise to the tax considerations described under the heading “Shareholders Not-Resident in Canada”. Any interest awarded by a Court received by a Non-Resident Shareholder who is a Dissenting Shareholder will be subject to non-resident withholding tax. Additional income tax considerations may be relevant to Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the right to dissent. Dissenting Shareholders should consult with their own tax advisors.

Canadian Tax Considerations Applicable to the Trust and Holders of Trust Units

Status of the Trust

This summary is based in part on an officer’s certificate provided to Counsel by True, as authorized administrator of the Trust. This summary also assumes that the Trust will qualify as a “mutual fund trust”, as defined in the Tax Act, at all material times. In order to qualify as a mutual fund trust at all relevant times, the Trust must continuously satisfy certain requirements as to the nature of its undertaking (primarily that it must restrict its activities to the investment of its funds in property), its ability to distribute Trust Units to the public, the dispersal of ownership of its Trust Units and the fact that, subject to certain exceptions, it must not be established nor maintained primarily for the benefit of non-residents of Canada.

If the Trust were not to qualify as a mutual fund trust at any particular time, the income tax considerations would be materially different in certain respects from those described herein and would result in adverse income tax consequences to Unitholders.

Provided that the Trust maintains its status as a mutual fund trust under the Tax Act, the Trust Units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively “Exempt Plans”). Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition of any Trust Units. If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for Exempt Plans which would have adverse tax consequences to Exempt Plans and their annuitants or beneficiaries.

If the Trust ceases to qualify as a mutual fund trust, the Trust may be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust would have adverse tax consequences for certain Unitholders.

Taxation of the Trust

The Trust is subject to tax in each taxation year on its income or loss for the year, computed as though it were an individual resident in Canada. The taxation year of the Trust ends on December 31 of each year.

In computing its income or loss for each taxation year, the Trust is required to include:

(a)           all interest that accrues to, becomes receivable or is received by it before the end of the taxation year, except to the extent that such interest was included in computing its income for a preceding taxation year;

(b)           all dividends received on the shares of corporations held by the Trust unless appropriate designations are made by the Trust that will deem such dividends to have been received by Unitholders and not to have been received by the Trust;

(c)           all capital gains realized or deemed to be realized by the Trust in the taxation year; and

(d)           all amounts in respect of any oil and gas royalties, if any, held by the Trust, including a portion of any amounts required to be reimbursed to the grantor of the royalty in respect of Crown charges.

The Trust is entitled to deduct the portion of its income that is paid or becomes payable by the Trust to the Unitholders in the taxation year. Similarly, the Trust generally will be entitled to deduct reasonable amounts on account of administrative, management and other expenses incurred to by it to earn income provided such amounts are otherwise deductible under the Tax Act. The Trust will be entitled to deduct the costs incurred by it in connection with the issuance of Trust Units on a five-year, straight-line basis (subject to pro-ration for short taxation years).

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the “Capital Gains Refund”). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Trust’s tax liability on net realized capital gains for such taxation year.

For purposes of the Tax Act, the Trust generally deducts, and intends to continue deducting, in computing its income and taxable income, the full amount available for deduction in each year. As a result of such deductions, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, no assurance can be given in this regard.

Taxation of Unitholders Resident in Canada

The following portion of this summary is generally applicable to a Unitholder who at all relevant times, for purposes of the Tax Act and any applicable income tax treaty is resident in Canada or is deemed to be resident in Canada.

Income from the Trust

A Unitholder generally will be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income for a taxation year, including taxable dividends and net taxable capital gains, that is paid or becomes payable to the Unitholder in that particular taxation year, whether such amount is paid or payable in cash, Trust Units, or other property. Any deduction or loss of the Trust for the purposes of the Tax Act cannot be allocated to, and treated as a deduction or loss of, a Unitholder.

Provided that appropriate designations are made by the Trust, such portion of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and will be treated as such in the hands of the Unitholder for purposes of the Tax Act. In general, net income of the Trust that is designated as taxable dividends from taxable Canadian corporations or as net taxable capital gains may increase an individual Unitholder’s liability for minimum tax.

The non-taxable portion of net capital gains of the Trust that is paid or becomes payable to a Trust Unitholder in a year will not be included in computing the Unitholder’s income for the year. Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to a Unitholder in a year generally will not be included in the Unitholder’s income for the year. However, a Unitholder generally is required to reduce the adjusted cost base of the Trust Units held by such Unitholder by each amount payable to the Unitholder otherwise than as proceeds of disposition of Trust Units (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder’s share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder). To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

Disposition of Trust Units

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Unitholder’s adjusted cost base of the Trust Unit and any reasonable costs of disposition. In computing the adjusted cost base of the Trust Units held by a particular person at a particular time, the acquisition cost of all Trust Units acquired must be averaged. If the Trust distributes its income to Unitholders by issuing additional Trust Units, the Trust Units so issued will have an acquisition cost equal to the amount of the distribution.

A redemption of Trust Units in consideration for cash or notes issued by the Trust (“Redemption Notes”) will be a disposition of such Trust Units for proceeds of disposition deemed to be equal to the amount of the cash or the fair market value of the Redemption Notes, as the case may be, less any income or capital gain realized by the Trust in the year which has been designated and paid by the Trust to the Unitholder.

Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder’s capital loss from the disposition generally will be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units. Where a Unitholder that is an individual (other than a trust) disposes of a Trust Unit, the Unitholder’s capital loss from the disposition generally will be reduced by the amount of any capital dividends (as defined in the Tax Act) from private corporations (as defined in the Tax Act) previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends.

A capital gain or capital loss realized by a Unitholder and the amount of any net taxable capital gains designated by the Trust in respect of the Unitholder generally will be treated as described above under the subheading “Taxation of Capital Gains and Capital Losses”.

Property received as a result of a redemption of Trust Units may not be a qualified investment for an Exempt Plan, which could give rise to adverse tax consequences to the Exempt Plan or the annuitant or beneficiary thereunder. Exempt Plans that own Trust Units should consult their own tax advisors before deciding to exercise their right to redeem Trust Units. The cost of any Redemption Note distributed to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Redemption Note at the time of the distribution less any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Redemption Note (including interest that had accrued to the date of the acquisition of the Redemption Note by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued prior to the date of the acquisition of the Redemption Note, an offsetting deduction will be available.

Taxation of Unitholders Not Resident in Canada

The following portion of this summary is generally applicable to: (i) a Unitholder who at all relevant times, for purposes of the Tax Act and any applicable income tax treaty is not resident, or deemed not to be resident in Canada or is a partnership that is not a Canadian partnership for the purposes of the Tax Act; and (ii) does not use or hold, and does not deem to use or hold, the Trust Units in connection with carrying on a business in Canada and is not an insurer who carries on an insurance business in Canada and elsewhere (a “Non-Resident Unitholder”).

Income from the Trust

Where the Trust makes distributions to a Non-Resident Unitholder, the same considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that income of the Trust (including taxable capital gains from dispositions by the Trust of “taxable Canadian property” within the meaning of the Tax Act) that is paid or credited to a Non-Resident Unitholder will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Unitholder’s jurisdiction of residence. The rate of this withholding tax is reduced to 15% under the Canada-United States Tax Convention (1980) where a distribution is made to a Non-Resident Unitholder who is a resident of the United States for the purposes of that convention.

With respect to capital gains, the Trust is required to maintain a “TCP gains balance” account to which it will add its gains from dispositions after March 22, 2004 of “taxable Canadian property” (as defined in the Tax Act) and from which it will deduct its capital losses from such dispositions and the amount of all “TCP gains distributions” made by it. If the Trust pays an amount to a Non-Resident Unitholder, makes a designation to treat that amount (“Designated Amount”) as a taxable capital gain and the total of all amounts designated by the Trust in a taxation year to Non-Resident Unitholders exceeds five percent of all such designated amounts, one-half of the Non-Resident Unitholder’s “TCP gains distribution” (as defined in the Tax Act) account effectively will be subject to the same Canadian withholding tax as described above for distributions of income (other than net realized capital gains).

Based in part on representations of the Trust as to certain factual matters, a Trust Unit should constitute a “Canadian property mutual fund investment” (as defined in the Tax Act). As a result, the Trust will be obligated to withhold and remit a 15% Canadian withholding tax pursuant to Part XIII.2 of the Tax Act on the non-taxable portion of the Trust’s distributions. If a subsequent disposition of a Trust Unit results in a capital loss to a Non-Resident Unitholder, a refund of the 15% Canadian withholding tax is available in limited circumstances subject to the filing of a special Canadian tax return.

A Non-Resident Unitholder will generally compute the adjusted cost base of Trust Unit pursuant to the same rules as apply to residents of Canada. For the purposes of computing a Non-Resident Unitholder’s adjusted cost base of a Trust Unit, a distribution paid in respect of a Trust Unit which is subject to the 15% Canadian withholding tax or the non-taxable portion of the distributions will not reduce the adjusted cost base of such Trust Unit to a Non-Resident Unitholder.

Disposition of Trust Units

A disposition or deemed disposition of a Trust Unit by a Non-Resident Unitholder, whether on redemption, by virtue of capital distributions in excess of a Unitholder’s adjusted cost base or otherwise, will not give rise to a capital gain which is subject to tax under the Tax Act unless the Trust Units constitute “taxable Canadian property”. Trust Units held by a Non-Resident Unitholder will not generally constitute “taxable Canadian property” under the Tax Act unless: (i) at any time during the period of sixty months immediately preceding the disposition of Trust Units such Non-Resident Unitholder, not less than 25% of the issued Trust Units were owned by the Non-Resident Unitholder, by persons with whom the Non-Resident Unitholder did not deal at arm’s length or by any combination thereof; (ii) the Trust ceases to qualify as a mutual fund trust on the date of disposition; or (iii) the Non-Resident Unitholder’s Trust Units are otherwise deemed to be taxable Canadian property. A Non-Resident Unitholder will generally compute the adjusted cost base of a Trust Unit pursuant to the same rules as apply to residents of Canada.

Shareholders who are resident or are otherwise subject to tax in jurisdictions other than Canada who acquire Trust Units pursuant to the Arrangement should consult their tax advisors with respect to, the tax implications of the Arrangement and the holding and disposition, of Trust Units.

United States Federal Income Tax Considerations

To ensure compliance with United States Internal Revenue Service Circular 230, we report that (i) the discussion of United States federal tax considerations set forth in this Information Circular was written in connection with the transactions or matters addressed herein, (ii) was not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any penalty under United States federal, state or local tax laws or regulations and (iii) a United States Person should seek advice based on its particular circumstances from an independent tax advisor.

In the opinion of Baker Botts L.L.P., Houston, Texas, the following is a fair and adequate summary, as of the date hereof, of the principal United States federal income tax considerations of general application for a United States Person of the transactions that comprise the Arrangement and of holding Trust Units thereafter. As used herein, a “United States Person” is a person who (i) is a citizen or resident of the United States, (ii) is a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) is an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who would have the authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable Treasury Regulations to be treated as a United States Person.

The summary is based upon the Internal Revenue Code of 1986, as amended (the “United States Internal Revenue Code”), Treasury Regulations promulgated thereunder, published administrative interpretations of the United States Internal Revenue Service (“IRS”) and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect and upon a certificate of Shellbridge and the Trust as to certain matters. No assurance can be given that the United States federal income tax treatment described herein will be accepted by the IRS or, if challenged, will be accepted by a court.

This summary is general in nature and does not address all of the United States federal income tax considerations that may be relevant to a United States Person in light of its particular tax situation or to a United States Person who is subject to special treatment under the United States federal income tax laws (such as dealers in securities, banks, insurance companies, subchapter S corporations, tax exempt entities, employee stock ownership plans, individual retirement and other tax-deferred accounts), who has hedged the risk of holding Shellbridge Shares or who hedges the risk of holding Trust Units, who holds Shellbridge Shares or Trust Units as part of a straddle, who holds Shellbridge Shares or Trust Units in a cross-border tax arbitrage transaction or other arrangement where the expected economic profit is insubstantial compared to the foreign tax credits generated, who holds when the transactions comprising the Arrangement occur five percent or more (applying the attribution rules of Section 318 of the United States Internal Revenue Code as modified by Section 958(b) thereof) of the Shellbridge Shares, who at any time has owned (within the meaning of Section 958(a) of the United States Internal Revenue Code)  or has been considered to own (within the meaning of Section 958(b) of the United States Internal Revenue Code) 10 percent or more of the voting power of the Shellbridge Shares, or whose functional currency is not the United States dollar. In addition, the discussion does not consider the effect of any United States tax other than the United States federal income tax (for example, the estate or gift tax) or of any tax of any state or other political subdivision of the United States.

If an entity that is treated as a partnership for United States federal income tax purposes holds Shellbridge Shares or Trust Units, the tax treatment of a partner thereof will generally depend on the status of the partner and the activities of the partnership.

Surrender of Shellbridge Shares in the Arrangement

In the opinion of Baker Botts L.L.P., the Arrangement will be a reorganization, within the meaning of Section 368(a) of the United States Internal Revenue Code, and each United States Person who receives only Trust Units in exchange for its Shellbridge Shares in the Arrangement will not recognize gain or loss upon such exchange, such United States Person will have an initial basis for United States federal income tax purposes in the Trust Units so received that is equal to the basis of the Shellbridge Shares surrendered, and its holding period in the Trust Units so received will include the holding period of the Shellbridge Shares surrendered if such Shellbridge Shares were held as a capital asset when the transactions that comprise the Arrangement occur. A United States Person who holds blocks of Shellbridge Shares which differ as to either adjusted basis per share or holding period will apply the preceding sentence separately to each such block.

A United States Person who dissents from the Arrangement and receives only cash in exchange for its Shellbridge Shares pursuant to the Arrangement will recognize gain or loss for United States federal income tax purposes in an amount equal to the fair market value in United States dollars of any Canadian currency received in exchange therefor (which will be determined at the spot rate when Canadian currency is received) reduced by the adjusted basis of the Shellbridge Shares surrendered. In addition, such a United States Person will recognize ordinary income upon the receipt of any amount in the nature of interest that is paid thereto, and the amount of such ordinary income will be the fair market value in United States dollars of any Canadian currency so received (which will be determined at the spot rate when such Canadian currency is received). Such a United States Person will also recognize ordinary income or loss upon the conversion of any such Canadian currency into United States dollars or other disposition thereof. A United States Person who receives a combination of Trust Units and cash in the Arrangement should consult with its own tax advisor as to the United States federal income tax consequences thereof.

Any gain or loss that is recognized by a United States Person in respect of its Shellbridge Shares when the Arrangement occurs will be a capital gain or loss if the Shellbridge Shares that are surrendered are held as a capital asset at that time and in that event will be a short-term capital gain or loss if the Shellbridge Shares have been held for one year or less when the Arrangement occurs. Since Shellbridge Shares were distributed in a transaction that closed on September 30, 2005, no person will have held Shellbridge Shares for more than one year when the transactions comprising the Arrangement occur unless the closing of the Arrangement is unexpectedly delayed. The deduction of capital losses is subject to certain limitations under the United States Internal Revenue Code.

The foregoing three paragraphs assume that neither Shellbridge nor any of its subsidiaries will when the transactions that comprise the Arrangement occur be a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code, or will have been a PFIC at any prior time. If either Shellbridge or one of its subsidiaries were to be or have been a PFIC, then a United States Person who holds shares in Shellbridge at that time may recognize gain in the transactions that comprise the Arrangement and such gain could be treated as ordinary income and be subject to United States federal income tax under “throw back” rules that are described in “Ownership of Trust Units after the Arrangement Occurs - Sale or Other Disposition of Trust Units.” As a general matter, a foreign corporation such as Shellbridge is a PFIC for a particular taxable year if (i) 75 percent or more of its gross income for the taxable year is passive income or (ii) 50 percent or more of the average value of its assets held during the taxable year produce or are held for the production of passive income. For such purposes, passive income includes certain dividends, interest, rents, royalties, annuities and gains from the sale of oil and gas other than “active business gains or losses”. For these purposes, a foreign corporation is treated as holding directly its proportionate share of the assets, and receiving directly its proportionate share of the earnings, of any subsidiary corporation in which it owns directly or indirectly at least 25 percent of the stock by value. Shellbridge believes that neither it nor any of its subsidiaries will have been a PFIC when the Arrangement occurs, but no assurance can be given in that regard.

Ownership of Trust Units after the Arrangement Occurs

Distributions on Trust Units

A distribution on a Trust Unit (the amount of which will include any Canadian income tax withheld and if made in Canadian currency will be the value thereof in United States dollars determined at the spot rate on the date of the distribution) will be (i) first, a dividend to the extent of such Trust Unit’s ratable share of the Trust’s current or accumulated earnings and profits (determined under United States federal income tax principles), (ii) second, a non-taxable recovery of basis in that Trust Unit, and (iii) finally, an amount that is received in exchange for the Trust Unit. A United States Person will have an initial basis in any such Canadian currency that is equal to the value thereof when received and will recognize ordinary income or loss upon any conversion thereof into United States dollars or other disposition thereof.

A dividend on a Trust Unit that is received by a United States Person before January 1, 2011 is subject to United States federal income tax at a maximum rate of 15 percent provided that the United States Person satisfies certain holding period and other requirements with respect to that Trust Unit. Any amount that is deemed to have been received in exchange for a Trust Unit will be taxed as discussed in “Sale or Other Disposition of Trust Units”. Under the income tax treaty between the United States and Canada, the maximum rate of withholding by Canada upon a distribution that is paid by the Trust to a United States Person who is entitled to the benefits of such income tax treaty is 15 percent. See “Canadian Federal Income Tax Considerations”. Each United States Person should consult with its tax advisors as to whether it is entitled to the benefits of such income tax treaty.

A United States Person may use any Canadian income tax that is withheld from a dividend paid on a Trust Unit as a credit against its United States federal income tax liability subject to limitations of general application or as a deduction in determining its taxable income again subject to pertinent limitations of general application.

If, contrary to the expectations of management of the Trust, the Trust is a PFIC with respect to a holder of Trust Units, then the excess distributions for a taxable year (whether or not a dividend) to that holder of a Trust Unit will be subject to the United States federal income tax not as set out in the preceding sentence but rather, in the same manner that gain from the sale of a Trust Unit would be taxed in the same circumstances. See “Sale or Other Disposition of Trust Units”. An excess distribution is any part of the distributions that are received in a taxable year that is in excess of 125 percent of the average distributions that were received in the three preceding taxable years (or if shorter the portion of the holder’s holding period prior to the current taxable year).

Sale or Other Disposition of Trust Units

Upon a sale or other disposition of a Trust Unit, a United States Person will generally recognize gain or loss in an amount equal to (i) the sum of any cash and the fair market value of any other property, reduced by (ii) such United States Person’s adjusted basis in such Trust Unit. The value of any Canadian currency received will be the value thereof in United States dollars (determined at the spot rate at the time), and a United States Person will have an initial basis in such Canadian currency that is equal to such value. A United States Person will recognize ordinary income or loss upon any conversion of any such Canadian currency into United States dollars or other disposition thereof.

Any gain or loss upon a sale or other disposition of a Trust Unit will generally be a capital gain or loss if the Trust Unit that is surrendered was held as a capital asset and will be a long-term capital gain or loss if the Trust Unit had been held more than one year when the sale or other disposition occurs. The deduction of capital losses is subject to certain limitations under the United States Internal Revenue Code.

Section 1291 of the United States Internal Revenue Code, among other matters, denies a United States Person the benefit of any applicable lower tax rate for long-term capital gains upon the sale of a Trust Unit if the Trust is or has been in an earlier year when such United States Person was a holder of such Trust Units a PFIC. The Trust’s management believes that the Trust has not been a PFIC,  and expects, based upon current business plans and projections, that the Trust will not be a PFIC in the future. However, there can be no assurance in that regard. If the Trust has been a PFIC while a United States Person is the holder of Trust Units that are sold or otherwise transferred, then United States federal income tax would be due on such sale or transfer as though such Trust Units had been sold for their fair market value by allocating the gain recognized or so deemed recognized to earlier years in such United States Person’s holding period for such Trust Units, computing tax on the amount that is so allocated to each such taxable year as though such amount were ordinary income (and not capital gain) that was subject to the highest applicable rate for that year and then increasing such tax by an interest charge for the period between such earlier taxable year and the date of disposition. Such rules would not apply, however, if a “qualifying electing fund” election or a “mark to market” election had been made with respect to the Trust Unit by such United States Person in an earlier year. There is no assurance that either such election can be made.

If the Trust is a PFIC and any subsidiary of the Trust is a PFIC while a United States Person is the holder of Trust Units, any distribution by that subsidiary or reduction of such United States Person’s share of the stock of that subsidiary will, under regulations that are to be issued, be treated as a distribution to such United States Person or a disposition by such United States Person of the stock at fair market value that is no longer part of its share to which, in either case,  the PFIC rules apply unless one of the two elections that are mentioned in the last sentence of the preceding paragraph were to have been made with respect to that subsidiary. There can be no assurance as to whether any subsidiary (including a partially owned subsidiary) of the Trust will avoid classification as a PFIC or as to whether either of such two elections can be made as to any subsidiary that is a PFIC.

Information Reporting and Backup Withholding

Payments of dividends and the proceeds of disposition of a Trust Unit that are made within the United States or through certain United States related financial intermediaries may be required to be reported to the IRS and may be subject to backup withholding unless (i) the United States Person is a corporation or other exempt recipient, or (ii) such person provides a taxpayer identification number or complies with applicable certification requirements. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a person’s United States federal income tax liability if the required information is furnished to the IRS.

Right of Dissent

The following description of the Dissent Procedures to which Dissenting Shareholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Dissenting Shareholder’s Shellbridge Shares and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, and the text of Section 191 of the ABCA which is attached to this Information Circular as Appendix G. A Dissenting Shareholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that Section as modified by the Interim Order. Failure to strictly comply with the provisions of that Section and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

A registered Shareholder is entitled, in addition to any other right such holder may have, to dissent and to be paid by True NewCo (or True Amalco after the Arrangement becomes effective) the fair value of the Shellbridge Shares held by such holder in respect of which such holder dissents, determined as of the close of business on the last business day before the day on which the resolution from which such holder dissents was adopted.

Persons who are beneficial owners of Shellbridge Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such securities. A registered holder, such as a broker, who holds Shellbridge Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the Shellbridge Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of Shellbridge Shares covered by it.

A Dissenting Shareholder must send to Shellbridge a written objection to the Arrangement Resolution, which written objection must be received by Shellbridge, c/o McCarthy Tétrault LLP, 3300, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attention: Mark G. Eade, by 4:30 p.m. (Calgary time) on the business day immediately preceding the date of the Meeting.

A holder of Shellbridge Shares, may not exercise the right to dissent in respect of only a portion of such holder’s Shellbridge Shares, but may dissent only with respect to all of the Shellbridge Shares held by the holder. A registered Shareholder wishing to exercise the right to dissent with respect to such holder’s Shellbridge Shares shall not vote such Shellbridge Shares at the Meeting, either by the submission of a proxy or by personally voting, in favour of the Arrangement Resolution.

An application may be made to the Court by True Amalco (as successor by amalgamation to True NewCo) or by a Dissenting Shareholder after the adoption of the Arrangement Resolution to fix the fair value of the Dissenting Shareholder’s Shellbridge Shares. If such an application to the Court is made by True Amalco or a Dissenting Shareholder, True Amalco must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered by the True Amalco board of directors to be the fair value of the Shellbridge Shares. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if True Amalco is the applicant, or within 10 days after Shellbridge is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder of Shellbridge Shares, as applicable, and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with True Amalco for the purchase of such holder’s Shellbridge Shares in the amount of the offer made by True Amalco (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Shellbridge Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Shellbridge Shares, as applicable, of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against True Amalco and in favour of each of those Dissenting Shareholders, and fixing the time within which True Amalco must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder, until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between True NewCo and the Dissenting Shareholder as to the payment to be made to the Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of such holder’s Shellbridge Shares, in the amount agreed to between True NewCo (or True Amalco after the Arrangement becomes effective) and the Dissenting Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw the Dissenting Shareholder’s dissent, or if the Arrangement has not yet become effective, Shellbridge may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

True NewCo (or True Amalco after the Arrangement becomes effective) shall not make a payment to a Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that True NewCo or True Amalco, as the case may be, is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of its assets of True Amalco would thereby be less than the aggregate of its liabilities. In such event, True NewCo or True Amalco, as the case may be, shall notify each Dissenting Shareholder that it is unable lawfully to pay Dissenting Shareholders for their Shellbridge Shares, in which case the Dissenting Shareholder may, by written notice to True NewCo or True Amalco, as the case may be, within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case True NewCo or True Amalco, as the case may be, shall be deemed to consent to the withdrawal and such Dissenting Shareholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Shareholder. If the Dissenting Shareholder does not withdraw his written objection, such Dissenting Shareholder retains status as a claimant against True NewCo or True Amalco, as the case may be, to be paid as soon as True NewCo or True Amalco, as the case may be, is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of True NewCo or True Amalco, as the case may be, but in priority to its shareholders.

All Shellbridge Shares held by Dissenting Shareholders who exercise their right to dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to True NewCo and cancelled in exchange for such fair value or will, if such Dissenting Shareholders ultimately are not so entitled to be paid the fair value thereof, be deemed to be exchanged for Trust Units on the same basis as all other Shareholders.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their Shellbridge Shares. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Shareholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix G to this Information Circular and consult their own legal advisor.

It is a condition to the completion of the Arrangement that, holders of not greater than 5% of the issued and outstanding Shellbridge Shares shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Interests of Certain Persons in the Arrangement

The directors and officers of Shellbridge and their associates, as a group, beneficially owned, directly or indirectly, or exercise control or direction over, an aggregate of 3,291,780 Shellbridge Shares as of May 22, 2006, representing approximately 11.2% of the outstanding Shellbridge Shares and 1,250,000 Shellbridge Options, representing approximately 14.5% of the outstanding Shellbridge Shares on a fully diluted basis. See also “Securities Law Matters – Canada”.

Expenses of the Arrangement

The estimated costs to be incurred by Shellbridge relating to the Arrangement including, without limitation, severance, financial advisory, accounting and legal fees and the preparation and printing of this Information Circular are expected to aggregate approximately $3.1 million.

Stock Exchange Listings

The Shellbridge Shares and the Trust Units are listed and posted for trading on the TSX. On April 10, 2006, the last trading day prior to the announcement of the proposed Arrangement, the closing price of the Shellbridge Shares and the Trust Units on the TSX were $1.95 and $15.35, respectively. On May 23, 2006, the closing price of the Shellbridge Shares and the Trust Units on the TSX was $2.07 and $15.08, respectively.

The Trust and True have agreed under the Arrangement Agreement that it will make application to list the Trust Units issuable under the Arrangement on the TSX. Listing will be subject to True fulfilling all of the requirements of the TSX, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. On May 19, 2006, the TSX granted conditional approval to the listing of the Trust Units issuable pursuant to the Arrangement. The Trust Units will not be listed for trading on any United States stock exchange or on NASDAQ.

Securities Law Matters

Canada

The Trust Units to be issued in exchange for Shellbridge Shares pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and Trust Units will generally be “freely tradable” under applicable securities laws of the provinces of Canada (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof and provided that no unusual effort is made to prepare the market or create a demand for the securities and no extraordinary commission or consideration is paid in respect of the trade and, if the seller is an insider or officer of Shellbridge, the seller has no reasonable grounds to believe that Shellbridge is in default of securities legislation and regulations, rules, forms and blanket rulings and orders issued thereunder). Resale of any Trust Units acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.

The Arrangement constitutes a “business combination” for purposes of Ontario Securities Commission Rule 61-501 requiring “minority approval”. Pursuant to Ontario Securities Commission Rule 61-501, in determining whether minority approval for the Arrangement has been obtained, Shellbridge is required to exclude the votes cast by persons whose votes may not be included in determining minority approval of a business combination pursuant to Ontario Securities Commission Rule 61-501. See “Interests of Certain Persons in the Arrangement”.

All Shellbridge Options will be vested prior to consummation of the Arrangement. Holders of all outstanding Shellbridge Options have entered into Option Exchange Agreements with Shellbridge and the Trust whereby all such holders have agreed, subject to the Arrangement becoming effective, that any Shellbridge Options not previously exercised shall be exchanged immediately following the Effective Time for Trust Replacement Options which will entitle the holder for a period of five (5) business days following the Effective Date, to purchase on exercise thereof 0.14 of a Trust Unit for each Shellbridge Share that could previously have been acquired pursuant to a Shellbridge Option at an exercise price equal to the exercise price at which each Shellbridge Option was exercisable for.

The Shellbridge Options held by the senior officers and directors of Shellbridge represent 64.4% of the total Options, with the remaining 35.6% being held by other employees and consultants of Shellbridge. Senior officers of the Corporation hold Shellbridge Options exercisable at a price of $1.44 per share to purchase an aggregate of 875,000 Shellbridge Shares. In addition, pursuant to employment agreements with officers of Shellbridge, the acquisition of all of the outstanding Shellbridge Shares by True pursuant to the Arrangement will constitute a change of control resulting in Shellbridge being required to pay an aggregate amount to such officers of $886,500. The foregoing may be considered a “collateral benefit” for purposes of Ontario Securities Commission Rule 61-501. However, Ontario Securities Commission Rule 61-501 expressly excludes benefits from being “collateral benefits” if such benefits are received solely in connection with the related party’s services as an employee, director or consultant under certain circumstances, including that the benefits are disclosed in the disclosure document for the transaction, and, at the time the transaction is agreed to, the related party and its associated entities (as defined in Ontario Securities Commission Rule 61-501) beneficially own, or exercises control or direction over, less than 1% of the outstanding Shellbridge Shares. Each of the officers of Shellbridge whose unvested Shellbridge Options were accelerated as a result of the Arrangement and/or who are entitled to receive any severance payments as a result of the change of control, and their respective associated entities, held less than 1% of the issued and outstanding Shellbridge Shares other than Wayne J. Babcock, Donald K. Umbach and Michael A. Bardell who hold 1,475,691, 761,338 and 351,174, respectively. As a result of Messrs. Babcock, Umbach and Bardell being considered to have received a “collateral benefit”, the Arrangement Resolution must also be approved by a majority of the votes cast by Shareholders, excluding the votes attached to Shellbridge Shares beneficially owned, or over which control or direction is exercised, by Messrs. Babcock, Umbach and Bardell. To the knowledge of Shellbridge, Messrs. Babcock, Umbach and Bardell beneficially own, or exercise control over, an aggregate of 2,588,203 Shellbridge Shares and 800,000 Shellbridge Options, representing approximately 8.8% of the outstanding Shellbridge Shares and approximately 41.2% of the outstanding Shellbridge Options, respectively (and which together represent approximately 10.8% of the outstanding Shellbridge Shares on a fully diluted basis).

United States

A registration statement on Form F-80 has been filed with the SEC under the 1933 Act, relating to the Arrangement. In addition, the Trust Units to be issued under the Arrangement will be issued to Shareholders in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereunder. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the registration requirements of the 1933 Act where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court entered the Interim Order on May 24, 2006 and, subject to the approval of the Arrangement by the Shareholders, a hearing on the Arrangement will be held on June 22, 2006 by the Court. See “The Arrangement – Approvals”.

The Trust Units issued to Shareholders resident in the United States will be freely tradable under U.S. federal securities laws, except by persons who were “affiliates” of Shellbridge, the Trust or True NewCo immediately prior to the Arrangement or persons who will be “affiliates” of the Trust or True NewCo after the Arrangement. Trust Units held by such affiliates may be resold without registration under the 1933 Act, outside the United States in transactions permitted by Regulation S under the 1933 Act, pursuant to the resale provisions of Rule 145(d)(1), (2) or (3) under the 1933 Act, or as otherwise permitted under the 1933 Act. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Trust Units to be received pursuant to the Arrangement. All recipients of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable United States federal and state securities laws and regulations.

Legal Developments

Section 193 of the ABCA provides that, where it is impracticable for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, subject to the provisions of the Arrangement Agreement, such an application will be made by Shellbridge for approval of the Arrangement. There have been a number of judicial decisions considering this section and its application; however, there have not been, to the knowledge of Shellbridge, any recent significant decisions.

Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

Legal Matters

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by McCarthy Tétrault LLP, on behalf of Shellbridge and by Burnet, Duckworth & Palmer LLP, on behalf of the Trust and True. As at May 23, 2006, the partners and associates of McCarthy Tétrault LLP and Burnet, Duckworth & Palmer LLP each beneficially owned, directly or indirectly, less than 1% of the outstanding Shellbridge Shares and less than 1% of the outstanding Trust Units. John H. Cuthbertson, a partner of Burnet, Duckworth & Palmer LLP, is a director and secretary of True.

SELECTED COMBINED INFORMATION AFTER GIVING EFFECT TO THE ARRANGEMENT

At the effective time, Shellbridge will become a wholly-owned subsidiary of True and an indirect subsidiary of the Trust.

The following is a summary of selected information for each of the Trust and Shellbridge and the Trust on a combined basis following the completion of the Arrangement, for the periods indicated. The following is a summary only and must be read in conjunction with the information contained in Appendix F, “Information Concerning True Energy Trust” and Appendix E, “Information Concerning Shellbridge Oil & Gas, Inc.”.

	Trust	Shellbridge	Combined After Giving Effect to the Arrangement

Average Daily Production(5)
Crude oil (Bbls/d)	4,224	1,654	5,878
NGL (Bbls/d)	283	—	283
Natural Gas (Mcf/d)	42,992	822	43,814
Oil equivalent (Boe/d @ 6:1)	11,672	1,792	13,464

Proved Reserves – Gross (1)(3)

Oil (Mbbls)	5,103	1,076	6,179
NGL (Mbbls)	946	6	952
Natural gas (Mmcf)	74,723	1,559	76,282
Oil equivalent (MBoe @ 6:1)	18,503	1,342	19,845

Proved Reserves – Net (2)(3)

Oil (Mbbls)	4,376	859	5,235
NGL (Mbbls)	630	5	635
Natural gas (Mmcf)	60,308	1,164	61,472
Oil equivalent (MBoe @ 6:1)	15,057	1,058	16,115

Proved Plus Probable Reserves – Gross (1)(3)

Oil (Mbbls)	8,095	2,196	10,291
NGL (Mbbls)	1,514	13	1,527
Natural gas (Mmcf)	123,631	2,450	126,081
Oil equivalent (MBoe @ 6:1)	30,214	2,617	32,831

Proved Plus Probable Reserves – Net (2)(3)

Oil (Mbbls)	6,897	1,756	8,653
NGL (Mbbls)	997	10	1,007
Natural gas (Mmcf)	99,777	1,840	101,617
Oil equivalent (MBoe @ 6:1)	24,524	2,073	26,597

Undeveloped Land Holdings (acres) – Net(2)	354,462	89,889	444,351

Debt net of working capital ($000s) (as at March 31, 2006)	(139,611)	593	(135,756	)(6)

Trust Units/Shares outstanding (as at March 31, 2006)
Basic	36,399,240	29,087,612	40,471,506
Diluted(4)	40,006,778	29,087,612	44,396,144

Notes:

(1)           “Gross” means in relation to the applicable entity’s interest in reserves, its “Corporation Gross Reserves”, which are the entity’s interest (operating and non-operating) share before deductions of royalties and without including any royalty interest of the entity.

(2)           “Net” means in relation to the applicable entity’s interest in reserves, the entity’s interest (operating and non-operating) share after deduction of royalty obligations, plus the entity’s royalty interest in production or reserves and in relation to the applicable entity’s interest in a property, the total area in which the entity has an interest multiplied by the working interest owned by the entity.

(3)           Based on oil and gas reserve information prepared by the independent engineers of each of the Trust and Shellbridge as at December 31, 2005, using December 31, 2005, forecast prices and costs.

(4)           Treasury stock method.

(5)           Production stated is the entity’s interest (operating and non-operating) share before deduction of royalties and including royalty interests of the entity and represents average production for the three months ended March 31, 2006.

(6)           Includes the effect of proceeds from the exercise of Shellbridge Options.

Pro Forma Consolidated Capitalization of the Trust

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2005 and as at March 31, 2006, both before and after giving effect to the Arrangement.

	Outstanding as at December 31, 2005 before giving effect to the Arrangement		Outstanding as at March 31, 2006 before giving effect to the Arrangement		Outstanding as at March 31, 2006 after giving effect to the Shellbridge Acquisition
Trust Units (unlimited)	$418,968,000		$423,149,000		$487,350,000
	(36,176,196 units	)	(36,399,240 units	)	(40,788,606 units	)
Exchangeable Shares (unlimited)	$9,709,000		$6,881,000		$6,881,000
	(788,558 shares	)	(555,935 shares	)	(555,935 shares	)
Shellbridge Shares	$21,107,000		$20,341,000		$0
	(29,087,612 shares	)	(29,087,612 shares	)	(nil shares	)
Bank Debt	$71,365,000		$109,853,000		$105,606,000	(4)

Notes:

(1)           The Trust has a $135 million demand revolving credit facility and a $15 million operating facility provided by Canadian financial institutions. See Appendix F, “Information Concerning True Energy Trust – External Debt”.

(2)           The Exchangeable Shares are issued by True and each Exchangeable Share was exchangeable for 0.60146 Trust Units as at March 31, 2006 (subject to adjustment for further distributions on the Trust Units). In addition, as at March 31, 2006, there were 3,273,165 Trust Units issuable pursuant to options granted by the Trust.

(3)           Assuming 4,389,366 Trust Units are issued pursuant to the Arrangement and that all of the Shellbridge Options and Trust Replacement Options are exercised.

(4)           Dollar amounts have been rounded to the nearest thousand.

INFORMATION RESPECTING SHELLBRIDGE

Shellbridge is a corporation incorporated pursuant to the ABCA. The head and principal office of Shellbridge is located at #230, 10991 Shellbridge Way, Richmond, British Columbia, V6X 3C6.

Shellbridge is actively engaged in the acquisition, exploration and development of natural gas and crude oil properties in British Columbia and Saskatchewan. See Appendix E, “Information Concerning Shellbridge Oil & Gas, Inc.”.

Shellbridge is a reporting issuer or the equivalent thereof in the provinces of British Columbia and Ontario and the Shellbridge Shares are listed and posted for trading on the TSX.

Reference is made to Appendix E, “ Information Concerning Shellbridge Oil & Gas, Inc.” for a detailed description of Shellbridge and its assets.

INFORMATION RESPECTING THE TRUST

The Trust is an open ended unincorporated investment trust governed by the laws of Alberta and created pursuant to a trust indenture dated November 2, 2004, as amended. The Trust is a reporting issuer or the equivalent thereof in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and New Brunswick and the Trust Units are listed and posted for trading on the TSX.

True is a corporation amalgamated under the laws of the province of Alberta and is engaged in the business of oil and natural gas exploitation, development, acquisition and production in western Canada. True is the administrator and carries on the business of the Trust. The Trust is the sole holder of common shares of True. The exchangeable shares of True are owned by the public.

True NewCo is a corporation incorporated under the laws of Alberta for the purpose of participating in the Arrangement and has not carried on any business. The Trust is the sole holder of common shares of True NewCo.

The Trust’s, True’s and True NewCo’s principal and head office is located at 2300, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8.

Reference is made to Appendix F, “Information Concerning True Energy Trust” for a detailed description of the Trust and its assets.

OTHER MATTERS TO BE BROUGHT BEFORE THE MEETING

Financial Statements and Auditors’ Report

Shellbridge’s audited financial statements for the three month period ended December 31, 2005, and the auditors’ report thereon will be submitted at the Meeting. No vote will be taken regarding Shellbridge’s audited financial statements.

Appointment and Remuneration of Auditors

At the Meeting, Shareholders will consider an ordinary resolution to appoint the firm of Ernst & Young LLP, Chartered Accountants, of Vancouver, British Columbia to serve as auditors of Shellbridge for the ensuing year at a remuneration to be fixed by the board of directors of Shellbridge. Ernst & Young LLP, Chartered Accountants have been the auditors of the Corporation since its inception in 2005. The persons in the enclosed Form of Proxy, unless instructed otherwise, intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditors of Shellbridge.

Fixing the Number of Directors of Shellbridge

At the Meeting, it is proposed that the number of directors of Shellbridge to be elected at the Meeting to hold office until the next annual meeting or until their successors are elected or appointed, subject to the Articles and By-Laws of Shellbridge, be set at five (5). There are presently five directors of Shellbridge, each of whom will retire from office at the Meeting. Unless otherwise directed, it is the intention of management to vote proxies in favour of setting the number of directors to be elected at the Meeting at five (5).

Election of Directors of Shellbridge

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of the election as directors of the following five nominees:

Wayne Babcock
Donald Umbach
John Greig
David Jennings
William Thompson

The names and municipalities of residence of the five persons nominated for election as directors of Shellbridge, the number of Shellbridge Shares beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in Shellbridge, the period served as director and the principal occupation of each are as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and occupation during the past 5 years	Director of Shellbridge Since	Number of Common Shares beneficially owned, directly or indirectly, or controlled(4)
WAYNE J. BABCOCK President, Chief Executive Officer and Director British Columbia, Canada	President and Chief Executive Officer; President, CEO and Director of Dynamic Oil & Gas, Inc. from 1979 to 2005; currently a director of Redcorp Ventures Ltd.; President, Chief Executive Officer and Director of Shellbridge since July, 2005.	July 16, 2005	1,475,691

DONALD K. UMBACH Vice-President, Chief Operating Officer and Director, British Columbia, Canada	Vice-President and Chief Operating Officer; VP, COO and Director of Dynamic Oil & Gas, Inc. from 1990 to 2005; Vice-President, Chief Operating Officer and Director of Shellbridge since July 2005.	July 16, 2005	761,338

DAVID J. JENNINGS(1)(2) Director British Columbia, Canada	Barrister and Solicitor, Irwin, White & Jennings (1999 to present); Director of Dynamic Oil & Gas, Inc. from 1999 to 2005.	Sept. 30, 2005	70,000

JOHN A. GREIG(1)(2)(3) Director British Columbia, Canada	Geologist; currently a Director of: Eurozinc Mining Corp., Diamondex Resources Ltd., and Blackstone Ventures Inc.; Director of Dynamic Oil & Gas, Inc. from 1990 to 2005.	Sept. 30, 2005	528,577

WILLIAM B. THOMPSON(1)(2)(3) Director British Columbia, Canada	Retired Geophysicist and Geoscientist Consultant (2001 to 2002); Director of Dynamic Oil & Gas, Inc. from 2002 to 2005.	Sept. 30, 2005	100,000

Notes:

(1)           Member of the Audit Committee.

(2)           Member of the Corporate Governance Committee and the Compensation Committee.

(3)           Member of the Audit Reserves Committee.

(4)           Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 22, 2006, based upon information furnished to Shellbridge by individual directors. Unless otherwise indicated, such shares are held directly.

If the Arrangement is completed in accordance with the Arrangement Agreement, the directors of Shellbridge will resign in favour of nominees of the Trust in connection with completion of the Arrangement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed under “The Arrangement – Interests of Certain Persons in the Arrangement” and “Securities Law Matters – Canada”, management of the Corporation is not aware of any material interest of any director or nominee for director, executive officer of the Corporation or anyone who has held office of such since the formation of Shellbridge or of any associate or affiliate of any foregoing in any matter to be acted on at the Meeting other than the election of directors.

OTHER MATTERS

Management of the Corporation is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

General

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. The Corporation’s financial information is provided in its financial statements and management’s discussion and analysis (“MD&A”) for the period ended December 31, 2005 and the three months ended March 31, 2006. Copies of the financial statements and MD&A are available on request from the Corporation’s Corporate Secretary, Sharon Howatt, who can be reached by telephone at (604) 214-0550, by telecopier at (604) 214-0551, or by electronic mail at sharonh@shellbridge.ca.

Audit Committee Information

Information relating to the Audit Committee of the Corporation including its mandate and composition of the Audit Committee, is contained in the Corporation’s annual information form for the period ended December 31, 2005 under the heading “Audit Committee”.

Documents Filed as Part of the U.S. Registration Statement

A registration statement on Form F-80 has been filed with the SEC under the 1933 Act relating to the Arrangement. The following documents have been filed with the SEC as part of the registration statement of which this Information Circular forms a part: (i) the documents listed in Appendices E and F as being incorporated by reference herein; (ii) consents of accountants, counsel and engineers; (iii) powers of attorney; (iv) the trust indenture, as amended and supplemented, pursuant to which the Trust was organized; (v) the Letter of Transmittal; (vi) the Letter Agreement; (vii) the Arrangement Agreement, as amended and restated; (viii) confidentiality agreements; (ix) the form of lock-up agreement; and (x) the form of proxy.

Copies of the above-mentioned documents will be provided free of charge to shareholders of the Corporation. The Corporation may require the payment of a reasonable charge from any person or company who is not a shareholder of the Corporation who requests a copy of any such document.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Shellbridge to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Shellbridge who will be specifically remunerated therefor. All costs of the solicitation will be borne by Shellbridge. Shellbridge has made a decision not to engage any proxy solicitation agents in respect of the Meeting.

Notice to Non-Registered Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Shellbridge Shares in their own name. Please read this section carefully.

In relation to voting of Shellbridge Shares, only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their Shellbridge Shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their Shellbridge Shares as registered Shareholder.

If Shellbridge Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shellbridge Shares will not be registered in such Shareholder’s name on the records of Shellbridge. Such Shellbridge Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shellbridge Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients. The directors and officers of Shellbridge do not know for whose benefit the Shellbridge Shares registered in the name of CDS & Co. are held. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, Shellbridge has distributed copies of the Notice of Meeting, this Information Circular and the proxies that accompany this Information Circular to the clearing agencies and intermediaries for onward distribution to non-registered Shareholders. Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every broker or intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shellbridge Shares are voted at the Meeting. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Independent ADP Investor Communications (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shellbridge Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Shellbridge Shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the Shellbridge Shares voted. Should a non-registered Shareholder receive such a form and wish to vote at the Meeting, the non-registered Shareholder should strike out the names of the proxyholders designated in the form and insert the non-registered Shareholder’s name in the space provided. If you have any questions respecting the voting of Shellbridge Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for use at the Meeting.

The Persons named in the enclosed form of proxy are directors and/or officers of Shellbridge. A Shareholder desiring to appoint a Person (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the Persons designated in the accompanying form of proxy may do so either by inserting such Person’s name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of CIBC Mellon Trust Company, at Suite 600, 333 -7th Avenue S.W., Calgary, Alberta, T2P 2Z1. A form of proxy must be received by CIBC Mellon Trust Company at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Shareholder or by his attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of CIBC MellonTrust Company on or before the last business day preceding the day of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The Record Date for determination of Shareholders entitled to receive notice of and to vote at the Meeting is May 23, 2006. Only Shareholders of record as at the Record Date are entitled to receive notice of the Meeting. Shareholders will be entitled to vote those shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date and pursuant to the Interim Order, Shellbridge Shares issued by Shellbridge after the Record Date and prior to the Meeting, unless any such Shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

Signature of Proxy

The form of proxy must be executed by the Shareholder or his attorney authorized in writing, or if the Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person’s capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Shellbridge).

Voting of Proxies

The Persons named in the accompanying form of proxy will vote the Shellbridge Shares, in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. In the absence of such direction, the Shellbridge Shares represented by a proxy will be voted FOR the approval of the Arrangement Resolution and the Shellbridge Shares represented by a proxy will be voted FOR the resolutions approving the fixing of the number of directors, election of directors and appointment of the auditors.

Exercise of Discretion of Proxy

The enclosed form of proxy confer discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of Shellbridge knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

As at May 23, 2006, 29,412,612 Shellbridge Shares were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting.

To the knowledge of Shellbridge, as at May 23, 2006, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of Shellbridge carrying more than 10% of the voting rights attached to any class of voting securities of Shellbridge.

Pursuant to the Interim Order and the by-laws of Shellbridge, the quorum at the Meeting will be one person who is, or who represents by proxy, Shareholders who, in the aggregate, hold at least 10% of the votes entitled to be voted in respect of the Arrangement Resolution at the Meeting. If no quorum of Shareholders is present within one-half hour from the time set for the holding of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a business day and, if such day is a non-business day, the Meeting shall be adjourned to the next business day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Shareholders present, and being, or represented by proxy, one or more Shareholders entitled to attend and vote at the Meeting shall constitute a quorum.

APPROVAL OF DIRECTORS

The contents of this Information Circular have been approved by the board of directors of Shellbridge.

The Trust and True have provided the information contained in, or incorporated by reference into, this Information Circular concerning the Trust and True, including the Trust’s financial statements. Shellbridge assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of the Trust or True of facts or events which may affect the accuracy of such information.

AUDITORS’ CONSENT

We have read the information circular (the “Circular”) of Shellbridge Oil & Gas, Inc. (“Shellbridge”) dated May 24, 2006 relating to a proposed plan of arrangement involving Shellbridge, True Energy Trust, True Oil & Gas Ltd. and the shareholders of Shellbridge. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of Shellbridge on the balance sheet of Shellbridge as at December 31, 2005 and the statements of operations and deficit and cash flows for the three month period ended December 31, 2005. Our report is dated March 10, 2006 (except for Note 16 which is as of March 17, 2006).

Vancouver, Canada	(signed) “Ernst & Young LLP”
May 24, 2006	Chartered Accountants

AUDITORS’ CONSENT

We have read the information circular (the “Circular”) of Shellbridge Oil & Gas, Inc. (“Shellbridge”) dated May 24, 2006 relating to a proposed plan of arrangement involving Shellbridge, True Energy Trust, True Oil & Gas Ltd. and the shareholders of Shellbridge. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the inclusion in the above-mentioned Circular of the balance sheet of Shellbridge Oil & Gas, Inc. as at August 26, 2005 and the schedule of revenue and operating expenses of the assets transferred to Shellbridge (the “Exploration Assets”) for each of the years ended December 31, 2004 and 2003 and the nine month period ended December 31, 2002. Our report is dated August 26, 2005.

Vancouver, Canada	(signed) “Ernst & Young LLP”
May 24, 2006	Chartered Accountants

CONSENT OF KPMG LLP

The Board of Directors of True Energy Inc.

We have read the information circular (the “Circular”) of Shellbridge Oil & Gas, Inc. (“Shellbridge”) dated May 24, 2006 relating to the proposed plan of arrangement involving Shellbridge, True Oil & Gas Ltd., True Energy Trust (the “Trust”), and the shareholders of Shellbridge. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2005 and 2004 and the consolidated statements of earnings and deficit and cash flows for the years then ended. Our report is dated March 17, 2006.

We consent to the use in the Circular of our report to the directors of True Oil & Gas Ltd. on the balance sheet of True Oil & Gas Ltd. as at May 23, 2006. Our report is dated March 24, 2006.

We consent to the incorporation by reference in the Circular of our report to the unitholders of TKE Energy Trust on the consolidated balance sheets of TKE Energy Trust as at December 31, 2004 and 2003 and the consolidated statements of earnings and accumulated earnings and cash flows for the years then ended. Our report is dated March 22, 2005.

Calgary, Canada	(signed) “KPMG LLP”
May 24, 2006	Chartered Accountants

CONSENT OF ERNST & YOUNG LLP

We have read the Information Circular dated May 24, 2006 with respect to a proposed plan of arrangement involving Shellbridge Oil & Gas, Inc., True Energy Trust, True Energy Inc., True Oil & Gas Ltd. and the shareholders of Shellbridge Oil & Gas, Inc. (collectively the “Information Circular”), dated May 24, 2006. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of Meridian Energy Corporation (the “Company”) on the balance sheets of the Company as at December 31, 2004 and 2003 and the statements of operations and retained earnings (deficit) and cash flows for each of the years in the two-year period ended December 31, 2004 which are included in the Business Acquisition Report of True Energy Inc. dated May 27, 2005. Our report is dated March 15, 2005.

Calgary, Canada	(signed) “Ernst & Young LLP”
May 24, 2006	Chartered Accountants

APPENDIX A –
ARRANGEMENT RESOLUTION

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.             the arrangement (“Arrangement”) under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the plan of arrangement (the “Plan of Arrangement”) attached as Exhibit 1 to Appendix C to the Information Circular (the “Information Circular”) of Shellbridge Oil & Gas, Inc. (“Shellbridge”) dated May 24, 2006 and all transactions contemplated thereby, be and are hereby approved, authorized and adopted;

2.             the arrangement agreement (the “Arrangement Agreement”) dated as of May 15, 2006, as amended and restated as of May 24, 2006, among Shellbridge, True Energy Trust and True Energy Inc., a copy of which is attached as Appendix C to the Information Circular, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 5 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.             Shellbridge be, and is hereby, authorized to apply for a Final Order from the Court of Queen’s Bench of Alberta to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as the same may be or may have been modified or amended);

4.             notwithstanding that this special resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of Shellbridge may, without further notice to or approval of the holders of Shellbridge common shares, or other interested or affected parties, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this special resolution at any time prior to the filing of the Articles of Arrangement and other filings giving effect to the Arrangement; and

5.             any director or officer of Shellbridge is hereby authorized, for and on behalf of Shellbridge, to execute and deliver the Articles of Arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

A-1

APPENDIX B –
INTERIM ORDER

No. 0601-06208

IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING SHELLBRIDGE OIL & GAS, INC., ITS SHAREHOLDERS, TRUE ENERGY TRUST AND TRUE OIL & GAS LTD.

THE HONOURABLE MADAM JUSTICE B.E.C. ROMAINE IN CHAMBERS	) ) )	AT THE COURT HOUSE IN CALGARY ALBERTA ON WEDNESDAY, MAY 24, 2006

INTERIM ORDER

UPON THE APPLICATION by Petition of Shellbridge Oil & Gas, Inc. (“Shellbridge”);

AND UPON hearing read the Amended Petition and Affidavit of Michael Bardell filed May 24, 2006 (the “Bardell Affidavit”), and the documents referred to therein;

AND UPON hearing counsel for Shellbridge, True Energy Trust (the “Trust”) and True Oil & Gas Ltd. (“True Newco”);

AND UPON noting that the Executive Director of the Alberta Securities Commission (the “Executive Director”) has been notified of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9 (the “ABCA”) and does not intend to appear or make submissions.

IT IS HEREBY ORDERED THAT:

Shellbridge Shareholders’ Meeting

1.             Shellbridge shall convene a meeting (the “Shellbridge Meeting”) of the holders (“Shellbridge Shareholders”) of its common shares (“Shellbridge Shares”) on or about June 22, 2006 for the purposes, inter alia, of considering and, if thought fit, approving a special resolution (the “Arrangement Resolution”) in respect of an arrangement (the “Arrangement”) under Section 193 of the ABCA among Shellbridge, the Shellbridge Shareholders, the Trust and True Oil & Gas Inc. (“True Newco”) as contemplated in the Plan of Arrangement outlined in the Information Circular and Proxy Statement of Shellbridge dated May 24, 2006 (the “Information Circular”), a draft of which is annexed as

Exhibit “A” to the Bardell Affidavit and transacting such other business as may properly be brought before the Shellbridge Meeting.

Notice of Shellbridge Meeting

2.             At least 21 days (exclusive of the day of mailing or delivery but inclusive of the day of the Shellbridge Meeting) prior to the day of the Shellbridge Meeting, there be mailed or delivered with postage prepaid to Shellbridge Shareholders of record at the close of business on May 23, 2006 (the “Record Date”), subject to section 137 of the ABCA with respect to transferees of Shellbridge Shares after the Record Date, and to the directors and auditors of Shellbridge and to the Executive Director:

(i)            a Notice of Meeting of Shellbridge Shareholders;

(ii)           the Information Circular;

(iii)          a Notice of Petition; and

(iv)          this Interim Order.

all in substantially the forms annexed as Exhibit “A” to the Bardell Affidavit, with such amendments as counsel may advise, together with instruments of proxy and such other material as Shellbridge may consider fit, with such mailing or delivery constituting good and sufficient service.

3.             The accidental omission to give notice of the Shellbridge Meeting to or the non receipt of the notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceedings taken at the Shellbridge Meeting.

The Proxy Circular

4.             Shellbridge is hereby authorized and directed to send the Information Circular to the Shellbridge Shareholders and is specifically authorized to incorporate by reference the documents as described therein. The Information Circular shall be distributed or made available in accordance with the ABCA and applicable securities laws.

Conduct of Shellbridge Meeting

5.             Any registered Shellbridge Shareholder as at the close of business on the Record Date and any holders of Shellbridge Shares issued by Shellbridge after the Record Date and prior to the date of the Shellbridge Meeting, subject to the bylaws of Shellbridge and the provisions of the ABCA with respect to persons who become registered holders of Shellbridge Shares after such date, may attend the Shellbridge Meeting and vote at the Shellbridge Meeting either in person or by proxy and any usual or common form of instruments of proxy may be used for such purpose.

6.             To be valid, proxies must be deposited with Shellbridge in the manner described in the Information Circular.

7.             At the Shellbridge Meeting, Shellbridge Shareholders shall be entitled to one vote for each Shellbridge Share held.

8.             The Chief Executive Officer of Shellbridge or, failing him, any officer or director of Shellbridge, or, failing them, any person to be chosen at the Shellbridge Meeting, shall be the Chairman of the Shellbridge Meeting. The only persons entitled to attend and speak at the Shellbridge Meeting shall be the Shellbridge Shareholders or their authorized representatives, Shellbridge’s directors and officers, and its auditors, and the Executive Director.

9.             The majority required to pass the Arrangement Resolution approving the Arrangement shall be 66 2/3% of the aggregate votes cast by Shellbridge Shareholders voting at the Shellbridge Meeting in person or by proxy.

10.           The quorum at the Shellbridge Meeting shall be at least one person who is, or who represents by proxy, Shellbridge Shareholders who, in the aggregate, hold at least 10% of the Shellbridge Shares entitled to vote at the Shellbridge Meeting;

11.           If within 30 minutes from the time appointed for the Shellbridge Meeting a quorum is not present, the Shellbridge Meeting shall be adjourned to the same day in the next week if a business day, and, if not a business day, to the next business day following one week after the day appointed for the Shellbridge Meeting, at the same time and place. No notice of the adjourned Shellbridge Meeting shall be required, if at such adjourned meeting a quorum is not present, the Shellbridge Shareholders present if at least two, shall be a quorum for all purposes.

12.           In all other respects, the Shellbridge Meeting shall be conducted in accordance with the articles and bylaws of Shellbridge and the ABCA, subject to such modifications as may be adopted herein.

Dissent Rights

13.           The registered holders of Shellbridge Shares shall have the right to dissent from the Arrangement Resolution in accordance with the provisions of Section 191 of the ABCA, as modified hereby, and to be paid by True Newco the fair value of their Shellbridge Shares, as the case may be, in respect of which such right of dissent is exercised, provided that:

(a)           the written objection to the special resolution approving the Arrangement referred to in subsection 191(5) of the ABCA which is required to be sent to Shellbridge, must be received by Mark Eade of McCarthy Tétrault LLP, 3300, 421 - 7th Avenue S.W., Calgary, Alberta T2P 4K9 by 4:30 pm (Calgary Time) on the business day immediately preceding the date of the Shellbridge Meeting;

(b)           a Shellbridge Shareholder exercising such right of dissent shall not have voted his or her Shellbridge Shares at the Shellbridge Meeting, either in person or by proxy, in favour of the Arrangement Resolution;

(c)           a holder of Shellbridge Shares may not exercise the right of dissent in respect of only a portion of such holder’s Shellbridge Shares but may dissent only with respect to all of the Shellbridge Shares held by the holder;

(d)           Shellbridge Shareholders exercising such right of dissent otherwise comply with the requirements of Section 191 of the ABCA;

(e)           subject to further order of this Court, the rights available to the Shellbridge Shareholders under the ABCA and the Arrangement to dissent from the special resolution (the “Arrangement Resolution”) approving the Arrangement shall constitute full and sufficient rights of dissent for the Shellbridge Shareholders to the Arrangement Resolution; and

(f)            notice to the Shellbridge Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Shellbridge Shares shall be given by including information with respect to this right in the Information Circular to be sent to Shellbridge Shareholders in accordance with paragraph 2 of this Order.

Notice

14.           Sending the Notice of Petition with the Information Circular shall be good and sufficient notice to all Shellbridge Shareholders, the directors and auditors of Shellbridge, the Executive Director and upon all persons who are entitled to receive such notice pursuant to this Order, of the hearing of the Petition, this Order and the application for the Final Order approving the Arrangement. No other form of service need be made and no other material need be served on such persons in respect of these proceedings.

Final Application

15.           Upon approval of the Arrangement at the Shellbridge Meeting in the manner set forth in this Order, Shellbridge may proceed with an application before this Court for a Final Order for approval of the Arrangement at 1:15 p.m. on Thursday June 22, 2006 at the Court House, Calgary, Alberta or so soon thereafter as counsel may be heard.

16.           Any Shellbridge Shareholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such Shellbridge Shareholder or other interested party files with the Court and serves upon Shellbridge on or before 12:00 p.m (noon) (Calgary Time) on Thursday June 15, 2006, a Notice of Intention to Appear, setting out such Shellbridge Shareholder’s or other interested party’s address for service and indicating whether such Shellbridge Shareholder or other interested party intends to support or oppose the application or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Shellbridge shall be effected by service upon the solicitors for Shellbridge, McCarthy Tétrault LLP, 3300, 421 - 7th Avenue S.W., Calgary, Alberta T2P 4K9, Attention: Mark G. Eade.

17.           In the event that the application for final approval of the Arrangement is adjourned, only those parties appearing before this Court and those parties who have filed and served a Notice of Intention to Appear in accordance with paragraph 16 above shall have notice of the adjourned date.

18.           Service of notice of this application on any person is hereby dispensed with.

19.           Shellbridge is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

“Justice B.E.C. Romaine”
J.C.Q.B.A.
ENTERED this 24th day of May, 2006.

“V.A. Brandt”
Clerk of the Court of Queen’s Bench

APPENDIX C –
ARRANGEMENT AGREEMENT

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS AGREEMENT dated as of the 15th day of May, 2006 as amended and restated as of May 24, 2006.

BETWEEN:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, having an office in the City of Calgary, Alberta (the “Trustee”), as Trustee for and on behalf of TRUE ENERGY TRUST, a trust formed under the laws of the Province of Alberta (the “Trust”)

AND

TRUE ENERGY INC., a body corporate amalgamated under the laws of the Province of Alberta (“True”)

AND

SHELLBRIDGE OIL & GAS, INC., a body corporate incorporated under the laws of the Province of Alberta (“Shellbridge”)

WHEREAS:

(a)                                  Shellbridge proposes to carry out an arrangement under the Act involving Shellbridge, the Trust, the Shellbridge Shareholders and True, whereby True will acquire all of the issued and outstanding Shellbridge Shares;

(b)                                 The parties intend to carry out the transaction contemplated herein pursuant to an arrangement under the Act;

(c)                                  The parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the transactions contemplated herein;

NOW THEREFORE IN CONSIDERATION OF THE COVENANTS AND AGREEMENTS CONTAINED IN THIS AGREEMENT, THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a)                                  “Acquisition Proposal” has the meaning ascribed thereto in section 3.2(b)(i);

(b)                                 “Act” means the Business Corporations Act, R.S.A. 2000, c. B-9 as from time to time amended or re-enacted;

(c)                                  “Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this agreement as the same may be amended, amended and restated, modified or supplemented at any time or from time to time;

(d)                                 “Agreement Date” means April 10, 2006, the date of the Letter Agreement;

(e)                                  “Applicable Laws” means all applicable securities laws, rules of applicable stock exchanges and applicable corporation laws including the rules, regulations, notices, instruments, blanket orders and policies of the securities regulatory authorities in Canada;

(f)                                    “Arrangement” means the arrangement under the provisions of Section 193 of the Act, on the terms and conditions set forth in the Plan of Arrangement;

(g)                                 “Arrangement Resolution” means the special resolution in respect of the Arrangement and other related matters to be considered at the Shellbridge Shareholders’ Meeting;

(h)                                 “Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required by the Act to be sent to the Registrar for filing after the Final Order has been made;

(i)                                     “Business Day” means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(j)                                     “Canadian GAAP” means generally accepted accounting principles in Canada;

(k)                                  “Certificate” means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(l)                                     “Closing Time” shall be 10:00 a.m. (Calgary time) on the day immediately following the date of the Shellbridge Shareholders’ Meeting, unless otherwise agreed by True and Shellbridge;

(m)                               “Court” means the Court of Queen’s Bench of Alberta;

(n)                                 “Depositary” means such agent as may be designated by True for the purpose of receiving the deposit of certificates formerly representing Shellbridge Shares;

(o)                                 “Disclosure Letter” means the disclosure letter provided by Shellbridge or True, as the case may be, dated of even date herewith;

(p)                                 “Documents of Title” means, collectively, any and all certificates of title, leases, permits, licences, unit agreements, assignments, trust declarations, royalty agreements, operating agreements or procedures, participation agreements, farm-in and farm-out agreements, sale and purchase agreements, pooling agreements and other agreements by virtue of which Shellbridge’s title to and interest in its oil and gas assets are derived;

(q)                                 “Effective Date” means the date the Arrangement becomes effective under the Act;

(r)                                    “Effective Time” means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(s)                                  “Employee Amounts” has the meaning ascribed thereto in section 4.1(t);

(t)                                    “Exchangeable Shares” means the Series A Exchangeable Shares of True;

(u)                                 “Final Order” means the order of the Court approving the Arrangement pursuant to Section 193(9)(a) of the Act, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(v)                                 “Information Circular” means the management proxy circular of Shellbridge to be sent by Shellbridge to the Shellbridge Shareholders in connection with the Shellbridge Shareholders’ Meeting;

(w)                               “Interim Order” means an interim order of the Court concerning the Arrangement under subsection 193(4) of the Act, containing declarations and directions with respect to the Arrangement and the holding of the

Shellbridge Shareholders’ Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(x)                                   “Letter Agreement” means the agreement dated April 10, 2006 between the Trust, True and Shellbridge providing for the business combination contemplated by the Arrangement;

(y)                                 “Mailing Date” means the date that the Information Circular is mailed to Shellbridge Shareholders;

(z)                                   “Material Adverse Change” means, in respect of either Shellbridge or the Trust, as the case may be, any change in the business, affairs, operations, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of such party or its subsidiaries (if applicable), which is materially adverse to such party and its subsidiaries (considered as a whole), other than a change (i) that arises out of a matter that has been publicly disclosed prior to the Agreement Date or otherwise disclosed in writing by a party to the other party hereto prior to the Agreement Date; (ii) that results from conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions; or (iv) that is a direct result of any matter permitted by this Agreement or consented to in writing by the other party hereto;

(aa)                            “Material Adverse Effect”, in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Shellbridge or the Trust, as the case may be, and their respective subsidiaries (considered as a whole); provided that a Material Adverse Effect shall not include an adverse effect resulting from a change (i) that arises out of a matter that has been publicly disclosed prior to the Agreement Date or otherwise disclosed in writing by a party to the other prior to the Agreement Date; (ii) that results from conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (iii) that results from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that is a direct result of any matter permitted by this Agreement or consented to in writing by the other party hereto;

(bb)                          “Option Exchange Agreements” has the meaning ascribed thereto in section 3.1(ff) hereof;

(cc)                            “Outside Date” means July 14, 2006;

(dd)                          “parties” means, collectively, the Trust, True and Shellbridge, and “party” means any one of them;

(ee)                            “permitted encumbrances” has the meaning ascribed thereto in section 4.1(ee);

(ff)                                “Plan of Arrangement” means the plan of arrangement set out in Exhibit A hereto as amended or supplemented from time to time in accordance with Article 6 thereof and section 9.1 hereof;

(gg)                          “Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under the Act;

(hh)                          “Representatives” has the meaning ascribed thereto in section 3.2(a);

(ii)                                  “Shellbridge Confidentiality Agreement” means the confidentiality agreement between the Trust, True and Shellbridge dated February 14, 2006 in respect of disclosure of information relating to Shellbridge;

(jj)                                  “Shellbridge Engineer” has the meaning ascribed thereto in section 4.1(jj);

(kk)                            “Shellbridge Financial Statements” means the audited financial statements of Shellbridge as at and for the three months ended December 31, 2005 together with the notes thereto and the auditors’ report thereon and the unaudited interim financial statements of Shellbridge as at and for the three months ended March 31, 2006 together with the notes thereto;

(ll)                                  “Shellbridge Information” means the information in the form provided by Shellbridge for inclusion in the Information Circular describing Shellbridge and its business, operation and affairs;

(mm)                      “Shellbridge Non-Completion Fee” has a meaning ascribed thereto in section 6.1 hereof;

(nn)                          “Shellbridge Options” means stock options issued to directors, officers, employees and consultants of Shellbridge permitting the holders thereof the right (whether or not vested) to purchase Shellbridge Shares;

(oo)                          “Shellbridge Reserve Report” means has the meaning ascribed thereto in section 4.1(jj);

(pp)                          “Shellbridge Shareholders” means holders of issued and outstanding Shellbridge Shares;

(qq)                          “Shellbridge Shareholders’ Meeting” means the meeting of Shellbridge Shareholders, as ordered by the Interim Order, to consider and, if determined advisable, approve the Arrangement;

(rr)                                “Shellbridge Shares” means common shares in the capital of Shellbridge, as constituted on the Agreement Date;

(ss)                            “Shellbridge Support Agreements” means agreements between True and each of the Shellbridge Support Shareholders pursuant to which the Shellbridge Support Shareholders agree to vote the Shellbridge Shares beneficially owned or controlled by the Shellbridge Support Shareholders in favour of the Arrangement and to otherwise support the Arrangement, as provided therein;

(tt)                                “Shellbridge Support Shareholders” means those Shellbridge Shareholders that have entered into Shellbridge Support Agreements;

(uu)                          “Shellbridge Transaction Costs” has the meaning ascribed thereto in section 4.1(s);

(vv)                          “subsidiary” has the meaning ascribed thereto in the Act (and shall include all trusts or partnerships directly or indirectly owned by Shellbridge or the Trust, as the case may be);

(ww)                      “Superior Proposal” has the meaning ascribed thereto in section 3.2(b)(v)(A);

(xx)                              “Take-over Proposal” has the meaning ascribed thereto in section 6.1;

(yy)                          “Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, all as amended from time to time;

(zz)                              “Taxes” has the meaning ascribed thereto in section 4.1(qq);

(aaa)                      “Termination Date” means the date of termination of this Agreement pursuant to the terms hereof;

(bbb)                   “True Confidentiality Agreement” means the confidentiality agreement between the Trust and Shellbridge dated March 30, 2006 in respect of disclosure of information relating to True;

(ccc)                      “True Engineer” has the meaning ascribed thereto in section 4.2(v);

(ddd)                   “True Newco” means True Oil & Gas Ltd.., a newly incorporated company formed for purposes of the Arrangement and wholly-owned by the Trust;

(eee)                      “True Non-Completion Fee” has the meaning ascribed thereto in section 6.2 hereof;

(fff)                            “True Reserve Report” has the meaning ascribed thereto in section 4.2(v);

(ggg)                   “True Subsidiaries” means True Energy Inc., Marengo Exploration Ltd., True Partnership and TKE Partnership;

(hhh)                   “Trust Financial Statements” means the audited comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2005, together with the notes thereto and the auditors’ report thereon and the unaudited interim financial statements of the Trust as at and for the three months ended March 31, 2006 together with the notes thereto;

(iii)                               “Trust Indenture” means the trust indenture of the Trust dated September 27, 2004, as amended November 2, 2005;

(jjj)                               “Trust Information” means the information in the form provided by the Trust for inclusion in the Information Circular describing the Trust and its business, operation and affairs;

(kkk)                      “Trust Replacement Options” means options to purchase Trust Units issued in replacement of Shellbridge Options on the basis that each Shellbridge Option that previously entitled the holder to acquire one Shellbridge Share shall entitle the holder for a period of five (5) Business Days following the Effective Date, to purchase on exercise thereof 0.14 of a Trust Unit at an exercise price equal to the exercise price that each Shellbridge Option was exercisable for;

(lll)                               “Trust Unitholders” or “Unitholders” means holders of Trust Units;

(mmm)             “Trust Units” means trust units of the Trust;

(nnn)                   “TSX” means the Toronto Stock Exchange; and

(ooo)                   “U.S. Securities Act” has the meaning ascribed thereto in section 4.1(nn).

1.2                                                                               Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including Exhibit A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3                                                                               Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4                                                                               Date for Any Action

If any date on which any action is required to be taken hereunder by any of the parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5                                                                               Entire Agreement

This Agreement, the Shellbridge Confidentiality Agreement, the True Confidentiality Agreement, the Shellbridge Support Agreements and the Disclosure Letters, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

1.6                                                                               Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7                                                                               Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

1.8                                                                               Knowledge

In this Agreement, whenever a representation or warranty is made on the basis of the knowledge or awareness of a party, such knowledge or awareness consists only of the actual collective knowledge or awareness, as of the date of this Agreement, of the senior officers of such party, but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge; provided that the party making the representation and warranty shall have conducted an actual investigation as to the subject matter relating thereto and the level of such investigation shall be that of a reasonably prudent person investigating a material consideration in the context of a material transaction and the use of such phrase shall constitute a representation and warranty by the party making the representation and warranty in each case that such investigation has actually been made.

1.9                                                                               Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of the Trust and True, include disclosure to the Trust, True or their representatives, or in the case of Shellbridge, include disclosure to Shellbridge or its representatives.

1.10                                                                        References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.11                                                                        Enforceability

All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity).

1.12                                                                        Exhibit

Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2
THE ARRANGEMENT

2.1                                                                               Arrangement

As soon as reasonably practicable, Shellbridge shall apply to the Court pursuant to Section 193 of the Act for an order approving the Arrangement and in connection with such application shall:

(a)                                  forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the Act, providing for, among other things, the calling and holding of the Shellbridge Shareholders’ Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution; and

(b)                                 subject to obtaining all necessary approvals of the Shellbridge Shareholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order, and subject to fulfillment of the conditions set forth herein, shall deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any act or formality. The parties hereby covenant and agree to act reasonably to finalize the terms of the Plan of Arrangement consistent with the provisions of this Agreement.

2.2                                                                               Effective Date

The Arrangement shall become effective on the Effective Date.

ARTICLE 3
COVENANTS

3.1                                                                               Covenants of Shellbridge

Shellbridge agrees that during the period from the Agreement Date and ending on the earlier of the Effective Date or the termination of this Agreement, except with the prior written consent of True and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)                                  Shellbridge shall conduct its business only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property), it shall consult with the Trust and True in respect of its ongoing business and affairs and keep the Trust and True apprised of all material developments relating thereto;

(b)                                 Shellbridge shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding securities; (iii) issue or agree to issue any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Shellbridge (other than the issuance of Shellbridge Shares on exercise of Shellbridge Options as represented herein); (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) split, combine or reclassify any of its securities; (vi) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)                                  Shellbridge shall not, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets having an individual value in excess of $50,000 or an aggregate value of in excess of $200,000, other than production in the ordinary course of business; (ii) expend or commit to expend more than $50,000 individually or $200,000 in the aggregate with respect to capital expenditures; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof which is not a subsidiary or affiliate of such party, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (v) purchase any property or acquire any assets, in each case having a value in excess of

$50,000 individually or $100,000 in the aggregate; (vi) other than drawdowns under Shellbridge’s existing credit facilities and provided such drawdowns are in compliance with the other provisions of this section 3.1(c), incur any indebtedness for borrowed money, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances; (vii) pay, discharge or satisfy any material claims, liabilities or obligations other than as disclosed in writing to True prior to the entering into of this agreement or reflected or reserved against in its published financial statements; (viii) authorize, recommend or propose any release or relinquishment or any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xi) enter into any agreements for the sale of production having a term of more than 30 days; (xii) enter into any employment, consulting or contract operating agreement that cannot be terminated on 30 days or less notice without penalty; or (xiii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)                                 other than severance or other termination payments made on or prior to the Effective Date to directors, officers and employees of Shellbridge (which payments shall not exceed, in the aggregate, $1.6 million) as represented in section 4.1(t), Shellbridge shall not make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided;

(e)                                  Shellbridge shall not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase to any employees other than a general increase granted to employees on April 11, 2006 as disclosed to True prior to the date hereof; (iii) take any action with respect to the amendment or grant of any retention, severance or termination pay policies or arrangement for any directors, officers or employees; nor (iv) advance any loan to any officer, director or any other party not at arm’s length;

(f)                                    Shellbridge shall not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, trust unit, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangement for the benefit of employees, except as is necessary to:  (i) comply with the law or with respect to existing provisions of any such plans, programs, arrangement or agreements; or (ii) to provide for the acceleration of Shellbridge Options or the termination thereof prior to the Effective Time or the exchange thereof as contemplated by the Option Exchange Agreements;

(g)                                 Shellbridge shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h)                                 Shellbridge shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(i)                                     Shellbridge shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement.

(j)                                     Shellbridge will use its commercially reasonable efforts to ensure that all holders of Shellbridge Options enter into an Option Exchange Agreement prior to the Mailing Date and Shellbridge shall make no amendments to outstanding Shellbridge Options, without the prior written consent of True;

(k)                                  Shellbridge shall not take any action, that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(l)                                     Shellbridge shall promptly notify True in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Shellbridge, threatened, financial or otherwise) in or on the business, operations, results of operations, affairs, assets, capitalization, financial condition, licenses, permits, concessions, prospects, rights, or liabilities, whether contractual or otherwise, of Shellbridge or any of its subsidiaries considered on a consolidated basis (other than any change or effect that is excepted out of the definitions of Material Adverse Change or Material Adverse Effect in section 1.1 hereof), or of any change in any representation or warranty provided by Shellbridge in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Shellbridge shall in good faith discuss with True any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Shellbridge threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to True pursuant to this provision;

(m)                               Shellbridge shall use its commercially reasonable efforts to obtain the consent of its banker to the transactions contemplated hereby and provide the same to True prior to mailing of the Information Circular;

(n)                                 Shellbridge will within two (2) Business Days of Shellbridge receiving any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that tax assessment is being considered, request for filing of a waiver or extension of time or any other notice in writing relating to taxes, interest, penalties, losses or tax pools (an “Assessment”), deliver to True a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of Shellbridge on the assumption that such Assessment is valid and binding;

(o)                                 Shellbridge shall use its commercially reasonable efforts to fulfill or cause fulfillment of the conditions set forth in sections 5.1 and 5.3 as soon as reasonably possible to the extent that the fulfillment of the same is within the control of Shellbridge;

(p)                                 Shellbridge shall file as provided herein and diligently proceed with and prosecute an application to the Court under the Act for an Interim Order with respect to the matters pertaining to the Arrangement on terms acceptable to True, acting reasonably;

(q)                                 Shellbridge shall, upon the Interim Order being granted, forthwith carry out the terms of the Interim Order;

(r)                                    Shellbridge shall mail on or before May 30, 2006 (or such other date as True and Shellbridge may agree to) the Information Circular to the Shellbridge Shareholders and other persons required by the Interim Order;

(s)                                  Shellbridge shall, on or before June 26, 2006 (or such other date as True and Shellbridge may agree to), convene the Shellbridge Shareholders’ Meeting and distribute copies of this Agreement (or a written summary thereof prepared by Shellbridge in form and substance acceptable to True, acting reasonably), in each case as ordered by the Interim Order;

(t)                                    Shellbridge shall solicit proxies to be voted at the Shellbridge Shareholders’ Meeting in favour of the matters to be considered at such meeting, including the Arrangement Resolution;

(u)                                 Shellbridge shall provide notice to the Trust and True of the Shellbridge Shareholders’ Meeting and allow the Trust’s and True’s representatives to attend such meeting;

(v)                                 Shellbridge shall instruct its registrar and transfer agent to, provide to True upon request information as to the results of proxies received in respect of voting at the Shellbridge Shareholders’ Meeting on the Arrangement;

(w)                               Shellbridge shall conduct the Shellbridge Shareholders’ Meeting in accordance with the Interim Order, the by-laws of Shellbridge and any instrument governing such meeting, as applicable, and as otherwise required by law;

(x)                                   subject to compliance by the Trust and True with section 3.3(g), Shellbridge will prepare (in consultation with the Trust and True), file and distribute to Shellbridge Shareholders in a timely and expeditious manner, the Information Circular and any amendments or supplements thereto, all as required by law, in all jurisdictions where the same is required, complying in all material respects with all Applicable Laws and, without limiting the generality of the foregoing, Shellbridge will ensure that the Information Circular provides Shellbridge Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Trust Information in the Information Circular in the form approved by True and shall include, without limitation, (i) the financial statements in respect of prior acquisitions, if any, made by Shellbridge that are required to be included therein in accordance with Applicable Laws prepared in accordance with Applicable Laws; (ii) the unanimous determination of the board of directors of Shellbridge that the Arrangement is fair, from a financial point of view, to Shellbridge Shareholders, is in the best interests of Shellbridge and Shellbridge Shareholders, and include the unanimous recommendation of the board of directors of Shellbridge that the Shellbridge Shareholders vote in favour of the Arrangement; and (iii) the fairness opinion of Shellbridge’s financial advisor that the Arrangement is fair, from a financial point of view, to Shellbridge Shareholders; provided that, notwithstanding the covenant of Shellbridge in this section, prior to the completion of the Arrangement, the board of directors of Shellbridge may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors (a copy of which shall be provided to the Trust and True), such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the board of directors of Shellbridge and, if applicable, provided the board of directors shall have complied with the provisions of sections 3.2 and 6.1;

(y)                                 Shellbridge shall indemnify and save harmless the Trust and True and the trustee, directors, officers and agents of the Trust and True from and against any and all liabilities, claims demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which the Trust and True, or any director, officer or agent thereof, may be subject or which the Trust and True, or any trustee, director, officer or agent thereof, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the Information Circular (other than arising solely from any misrepresentation or alleged misrepresentation in the Trust Information or the negligence of the Trust or True);

(z)                                   Shellbridge shall, subject to the approval of the Arrangement in accordance with the provisions of the Interim Order, forthwith file, proceed with and diligently prosecute an application for the Final Order;

(aa)                            Shellbridge shall forthwith carry out the terms of the Final Order to the extent applicable to Shellbridge and will forthwith file Articles of Arrangement and the Final Order with the Registrar;

(bb)                          except for proxies and other non-substantive communications with shareholders, Shellbridge will furnish promptly to True or True’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Shellbridge in connection with: (i) the Arrangement; (ii) the Shellbridge Shareholders’ Meeting; (iii) any filings under applicable laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(cc)                            Shellbridge will make all necessary filings and applications under Canadian federal and provincial laws and regulations required to be made on the part of Shellbridge in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(dd)                          Shellbridge will furnish promptly to True or True’s counsel any requests from any governmental or regulatory authority for any information in respect of the business, operations, financial condition or assets of Shellbridge or any material third party compliant, investigation or hearing (or investigations indicating the same may be contemplated) to the extent that it relates to or could affect Shellbridge or it subsidiaries or their respective properties or assets in a material way;

(ee)                            Shellbridge shall promptly advise True of the number of Shellbridge Shares for which Shellbridge receives notices of dissent or written objections to the Arrangement or notices to appear in connection with application for the Final Order and provide True with copies of such notices and written objections; and

(ff)                                Shellbridge shall deliver to True, prior to the Mailing Date, agreements (“Option Exchange Agreements”) in form and substance satisfactory to True, acting reasonably, with holders of all outstanding Shellbridge Options whereby all such holders agree, subject to the condition precedent of the Arrangement becoming effective, to either exercise or terminate and surrender their Shellbridge Options prior to the Effective Time of the Arrangement or agree that such Shellbridge Options shall be exchanged immediately following at the Effective Time, such that immediately following the Effective Time the sole right of the holder thereof shall be to receive Trust Replacement Options.

3.2                                                                               Non-Solicitation

(a)                                  Shellbridge shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any of its officers, directors, employees, advisors, representatives and agents on its behalf (“Representatives”)), if any, with any parties initiated before the date of this agreement with respect to any Acquisition Proposal (as hereinafter defined) and shall immediately request the return or destruction of all information provided to any third parties which have entered into a confidentiality agreement with Shellbridge relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b)                                 Shellbridge shall not, directly or indirectly, do or authorize or permit any of its Representatives to, directly or indirectly, do, any of the following:

(i)                                     solicit, facilitate, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) or take any action to solicit, facilitate or encourage any inquiry or communication or the making of any proposal or offer to Shellbridge or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Shellbridge or its shareholders of any securities of Shellbridge (other than on exercise of currently outstanding Shellbridge Options); (ii) any acquisition of a significant amount of assets of Shellbridge; (iii) an amalgamation, arrangement, merger, or consolidation involving Shellbridge; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Shellbridge or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this agreement or which would or could reasonably be expected to materially reduce the benefits to the other party hereto under this Agreement (any such inquiry or proposal in respect of any of the foregoing being an “Acquisition Proposal”);

(ii)                                  enter into or participate in any negotiations or discussions regarding an Acquisition Proposal, or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii)                               waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Shellbridge under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; or

(iv)                              accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal,

provided, however, that notwithstanding any other provision hereof, Shellbridge and its Representatives may:

(v)                                 enter into or participate in any negotiations or discussions with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this agreement, by Shellbridge or any of its Representatives) seeks to initiate such negotiations or discussions and, subject to execution of a confidentiality agreement substantially similar to the Shellbridge Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to True as set out below), may furnish to such third party information concerning Shellbridge and its business, properties and assets, in each case if, and only to the extent that:

(A)                              the third party has first made a written bona fide Acquisition Proposal to Shellbridge which the board of directors of Shellbridge determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Shellbridge Shareholders than the Arrangement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of Shellbridge, that the taking of such action is necessary for the board of directors of Shellbridge in discharge of its fiduciary duties under applicable laws (a “Superior Proposal”); and

(B)                                prior to furnishing such information to or entering into or participating in any such negotiations or discussions with such third party, Shellbridge provides prompt notice to True to the effect that it is furnishing information to or entering into or participating in negotiations or discussions with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to True, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that, Shellbridge shall notify True orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to the other party, copies of all information provided to such party and all other information reasonably requested by the other party), within 24 hours of the receipt thereof, shall keep the other party informed of the status and details of any such inquiry, offer or proposal and answer the other party’s questions with respect thereto; and

(C)                                Shellbridge provides to True in writing the determination of the board of directors of Shellbridge forthwith upon determining that the Acquisition Proposal, if completed, would constitute a Superior Proposal;

(vi)                              comply with Section 172 of the Securities Act (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its shareholders; and

(vii)                           accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of Shellbridge shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this agreement as contemplated by section 3.2(c) and after receiving the advice of outside counsel as reflected in the minutes of the board of directors of Shellbridge, that the taking of such action is necessary for the board of directors of Shellbridge in discharge of its fiduciary duties under applicable laws and Shellbridge complies with its obligations set forth in section 3.2(c) and terminates this agreement in accordance with section 9.2(c)(vi) and concurrently therewith pays the amount required by section 6.1 to True.

(c)                                  If Shellbridge receives a Superior Proposal, Shellbridge shall give the Trust and True, orally and in writing, at least 72 hours advance notice of any decision by the board of directors of Shellbridge to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall include a summary of the details of the Superior Proposal including the identity of the third party making the Superior Proposal. During such 72 hour period, Shellbridge agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period Shellbridge shall and shall cause its financial and legal advisors to, negotiate in good faith with the Trust and True and its financial and legal advisors to make such adjustments in the terms and conditions of this agreement and the Arrangement as would enable Shellbridge to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Trust and True propose to amend this agreement and the Arrangement to provide that the Shellbridge Shareholders shall receive a value per Shellbridge Share equal to or greater than the value per Shellbridge Share provided in the Superior Proposal and so advises Shellbridge prior to the expiry of such 72 hour period, the board of directors of Shellbridge shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d)                                 The Trust and True agree that all information that may be provided to it by Shellbridge with respect to any Superior Proposal pursuant hereto shall be treated as if it were “Confidential Information” as provided pursuant to the terms of the Shellbridge Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Shellbridge Confidentiality Agreement or in order to enforce its rights under this agreement in legal proceedings.

3.3                                                                               Covenants of the Trust and True

The Trust and True agree that during the period from the Agreement Date and ending on the earlier of the Effective Date or the termination of this Agreement, except with the prior written consent of Shellbridge and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)                                  True and the Trust shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding securities other than monthly cash distributions by the Trust in an amount not greater than the distributions contemplated by the Trust’s current distribution policy; (iii) redeem, purchase or otherwise acquire any of its outstanding shares or other securities (other than redemptions required pursuant to the trust indenture constituting the Trust and other than on the redemption, retraction or exchange of outstanding Exchangeable Shares); (iv) split, combine or reclassify any of its securities; (v) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (vi) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(b)                                 if Shellbridge currently has directors’ and officers’ insurance coverage, the Trust or True shall secure, or will permit Shellbridge to secure, directors’ and officers’ insurance coverage for past and current directors and officers of Shellbridge, in scope and coverage not less than that currently provided by Shellbridge’s current directors’ and officers’ insurance on a “trailing” or “run off” liability basis for up to three years (provided that, at the option of the Trust or True, this may be provided by or through the Trust’s or True’s insurance coverage);

(c)                                  True shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by section 6.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(d)                                 the Trust and True shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement.

(e)                                  the Trust and True shall use their commercially reasonable efforts to obtain listing of the Trust Units issuable pursuant to the Arrangement on the TSX as of the Effective Date;

(f)                                    the Trust and True will assist Shellbridge in the preparation of the Information Circular and provide to Shellbridge, in a timely and expeditious manner, all information as may be required by Applicable Law with respect to the Trust, True and True Newco for inclusion in the Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Shellbridge to meet the standard referred to in section 3.1(x) with respect to the Trust, True and True Newco;

(g)                                 the Trust and True shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(h)                                 the Trust or True shall promptly notify Shellbridge in writing of any Material Adverse Change in respect of the Trust (or any condition, event or development involving a prospective change that might in result in a Material Adverse Change or have a Material Adverse Effect to the Trust) or of any change in any representation or warranty provided by the Trust or True in this Agreement which change is or may be of such a nature to render any representation or warranty misleading in any material respects and the Trust and True shall in good faith discuss with Shellbridge any change in circumstances (actual, anticipated, contemplated, or to the knowledge of the Trust or True threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Shellbridge pursuant to this provision;

(i)                                     True shall use its commercially reasonable efforts to obtain the consent of its bankers to the transactions contemplated hereby and provide the same to Shellbridge prior to mailing of the Information Circular;

(j)                                     the Trust and True shall each use its commercially reasonable efforts to fulfill or cause the fulfillment of the conditions set forth in sections 5.1 and 5.2 as soon as reasonably possible to the extent that the fulfillment of the same is in the control of the Trust or True as applicable;

(k)                                  the Trust and True will forthwith carry out the terms of the Interim Order and Final Order to the extent applicable to the Trust or True, as the case may be, provided that nothing shall require the Trust or True to consent to any modification of this Agreement, the Arrangement or True’s obligations hereunder or thereunder;

(l)                                     the Trust and True shall indemnify and save harmless Shellbridge and the directors, officers and agents of Shellbridge from and against any and all liabilities, claims demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Shellbridge, or any director, officer or agent thereof, may be subject or which Shellbridge, or any director, officer or agent thereof, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the Trust Information contained in the Information Circular;

(m)                               the Trust and True will make, and will cause True Newco to make, all necessary filings and applications under Canadian federal and provincial and U.S. federal laws and regulations required to be made on the part of the Trust, True or True Newco in connection with the transactions contemplated herein (such that the Trust Units issued in connection with the Arrangement are not subject to a restricted period or hold period by Canadian and U.S. holders of Shellbridge Shares other than by control persons or affiliates) and shall take all reasonable action necessary to be in material compliance with such laws and regulations;

(n)                                 True will furnish promptly to Shellbridge or Shellbridge’s counsel any requests from any governmental or regulatory authority for any information in respect of the business, operations, financial condition or assets of True or any material third party complaint, investigation or hearing (or investigations indicating the same may be contemplated) to the extent that it relates to or could affect True or its properties or assets in a material way;

(o)                                 the Trust will take all necessary steps to maintain its status as a “mutual fund trust” for the purposes of Section 132 of the Tax Act; and

(p)                                 the Trust shall cause True Newco to complete the transactions contemplated herein and in the Interim Order, the Final Order and Plan of Arrangement. Prior to the Effective Time, except with the consent of Shellbridge, the Trust shall not cause or permit True Newco to: (i) issue any securities or enter into any agreement or incur any liabilities other than with or to the Trust or a True Subsidiary other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement; or (ii) carry on any business, enter into any transaction or effect any act other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement.

3.4                                                                               Mutual Covenants

From the date hereof until the Effective Date, each of Shellbridge, the Trust and True will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a)                                  to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b)                                 to obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any Applicable Laws; and

(c)                                  to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Arrangement, and each of Shellbridge, the Trust and True will use its reasonable commercial efforts to cooperate with the others in connection with the performance by the others of their obligations under this section 3.4 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of True and Shellbridge; subject in all cases to the Shellbridge Confidentiality Agreement and the True Confidentiality Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1                                                                               Representations and Warranties of Shellbridge

Shellbridge represents and warrants to and in favour of True as follows and acknowledges that True is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)                                  Shellbridge is a corporation duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has the requisite corporate power and capacity to carry on its business as it is now being conducted; Shellbridge is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on it;

(b)                                 Shellbridge has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; the execution and delivery of this Agreement and the consummation by Shellbridge of the transactions contemplated hereby have been duly authorized by Shellbridge’s board of directors and no other corporate proceedings on the part of Shellbridge are or will be necessary to authorize this Agreement and the transactions contemplated hereby (other than approval of the Shellbridge Shareholders, as required by the Interim Order and obtaining director approval for the Information Circular); this Agreement has been duly executed and delivered by Shellbridge and constitutes the legal, valid and binding obligation of Shellbridge enforceable against Shellbridge in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and to general principles of equity;

(c)                                  neither the execution and delivery of this Agreement by Shellbridge, the consummation by Shellbridge of the transactions contemplated hereby nor compliance by Shellbridge with any of the provisions hereof will: (i) subject to receipt of the consent of Shellbridge’s bankers to the Arrangement and related transactions, violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Shellbridge under, any of the terms, conditions or provisions of (x) the articles or bylaws of Shellbridge, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Shellbridge is a party or to which it, or any of its properties or assets, may be subject or by which Shellbridge is bound; or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Shellbridge (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Shellbridge and would not have a material adverse effect on the ability of the Trust, True and Shellbridge to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a Material Adverse Effect on Shellbridge;

(d)                                 other than in connection with or in compliance with the provisions of Applicable Laws: (i) there is no legal impediment to Shellbridge’s consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Shellbridge in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would have a Material Adverse Effect on Shellbridge and would not have any material adverse effect on the ability of True and Shellbridge to consummate the transactions contemplated hereby;

(e)                                  Shellbridge has authorized an unlimited number of Shellbridge Shares and an unlimited number of preferred shares issuable in series and, as at the date hereof, Shellbridge had issued and outstanding: (i) no more than 29,087,612 Shellbridge Shares, and (ii) Shellbridge Options entitling the holders thereof to acquire no more than 2,265,000 Shellbridge Shares at an exercise price of $1.44; and, except as aforesaid, there are no outstanding shares of Shellbridge or options, warrants, rights or conversion or exchange privileges entitling anyone to acquire any shares of Shellbridge or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Shellbridge of any shares of Shellbridge (including Shellbridge Shares) or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Shellbridge; all outstanding Shellbridge Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights, and all Shellbridge Shares issuable upon exercise of outstanding Shellbridge Options in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights;

(f)                                    Shellbridge has made all filings required under Applicable Laws with the applicable regulatory authorities, all such filings have been made in a timely manner, and all such filings and information and statements contained therein and any other information or statements disseminated to the public by Shellbridge, were true, correct and complete in all material respects and did not contain any misrepresentation, as at the date of such information or statements, and Shellbridge has not filed any confidential material change reports which continue to be confidential;

(g)                                 since December 31, 2005, (i) there has been no Material Adverse Change in respect of Shellbridge (or any condition, event or development involving a prospective change that would result in a Material Adverse Change to, or have a Material Adverse Effect on, Shellbridge); (ii) Shellbridge has conducted its businesses only in the ordinary and normal course; and (iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Shellbridge has been incurred other than in the ordinary and normal course of business;

(h)                                 the data and information in respect of Shellbridge and its assets, reserves, liabilities, business and operations provided by Shellbridge or its advisors to True or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(i)                                     there are no actions, suits, proceedings or inquiries, including, to the best of Shellbridge’s knowledge, information and belief, after due inquiry, pending or threatened against or affecting Shellbridge at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way would have a Material Adverse Effect, or may in any way have a Material Adverse Effect on Shellbridge or have a material adverse effect on the ability of Shellbridge and True to consummate the transactions contemplated hereby;

(j)                                     the Shellbridge Financial Statements fairly present, in accordance with Canadian GAAP, consistently applied (except as specifically provided in the notes to such statements), the financial position and condition of Shellbridge at the dates thereof and the results of the operations of Shellbridge for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Shellbridge as at the dates thereof;

(k)                                  other than set forth in Shellbridge’s Disclosure Letter, as at the date hereof, there are no material contracts or agreements to which Shellbridge is a party or by which it is bound. For the purposes of this subparagraph, any contract or agreement pursuant to which Shellbridge will, or may reasonably be expected to, result in a requirement of Shellbridge to expend more than an aggregate of $500,000 or receive or be entitled to receive revenue of more than $500,000 in either case in the next 12 months, or is out of the ordinary course of business of Shellbridge, shall be considered to be material;

(l)                                     Shellbridge does not have in effect any bonus plan, commission plan, profit sharing plan, pension plan, royalty plan or arrangement, defined benefit plan or employee benefit plan for the benefit of any employees, officers, directors or shareholders of Shellbridge other than Shellbridge’s share option plan and Shellbridge’s health benefit plan, and has made no agreements or promises with respect to any such plans;

(m)                               Shellbridge has provided to True a list of all severance amounts, consulting contract termination obligations and/or retention or bonuses that may be payable by Shellbridge and has provided True with a copy of all employment agreements which provide for payments occurring on a change of control of Shellbridge, other than as set forth in Shellbridge’s Disclosure Letter, Shellbridge does not have any consulting agreements that are not terminable on more than one months’ notice;

(n)                                 Shellbridge does not have any currently outstanding hedges, swaps or other financial instruments or like transactions;

(o)                                 Shellbridge has no subsidiaries and Shellbridge is not affiliated with, nor is it a holding corporation of, any other body corporate;

(p)                                 Shellbridge has conducted and is conducting its business in accordance with good oilfield practices and Shellbridge has not received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and each holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations; except where the failure to so hold such permits, licenses or authorizations would not have a Material Adverse Effect on it; the assets of Shellbridge operated and maintained by it are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder relating to the assets operated by Shellbridge and any of its subsidiaries except where the failure to so comply would not have a Material Adverse Effect on it;

(q)                                 no securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Shellbridge, no such proceeding is, to the knowledge of Shellbridge, pending, contemplated or threatened and, other than as disclosed in the Disclosure Letter, Shellbridge is not in default of any requirement of any securities laws, rules or policies applicable to Shellbridge or its securities;

(r)                                    Shellbridge has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Orion Securities Inc. has been retained as Shellbridge’s financial advisors in connection with certain matters, including the transactions contemplated hereby and Shellbridge has delivered to True true and current copies of all agreements between Shellbridge and its financial advisor which could give rise to the payment of any fees to such financial advisor;

(s)                                  all transaction costs (the “Shellbridge Transaction Costs”) (including all legal, financial, engineering, accounting and other advisors of Shellbridge and any other costs and expenses of Shellbridge of the transaction contemplated hereby) other than Employee Amounts (as defined in section 4.1(t)) will not exceed $1.6 million;

(t)                                    Shellbridge reasonably estimates that the aggregate of amounts (“Employee Amounts”) payable by Shellbridge under any obligations or liabilities of Shellbridge to pay any amount to its officers, directors, employees or consultants other than for salary and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, including the obligations of Shellbridge to officers, employees or consultants for severance, retention, termination or bonus payments on the change of control of Shellbridge or pursuant to Shellbridge’s severance policy, will not exceed $1.6 million;

(u)                                 there are no accrued bonuses payable to any officers, directors or employees of Shellbridge;

(v)                                 the board of directors of Shellbridge has unanimously endorsed the Arrangement and approved this Agreement, has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to holders of the Shellbridge Shares and has resolved to unanimously recommend approval of the Arrangement by holders of Shellbridge Shares;

(w)                               Shellbridge has not waived the applicability of any “standstill” or other provisions of any confidentiality agreements entered into by Shellbridge which have not automatically expired by their terms;

(x)                                   Shellbridge, taken as a whole, currently holds less than U.S. $10 million of assets (on a book-value basis) located in the United States and had sales in or into the United States of less than U.S. $25 million in its most recently completed fiscal year;

(y)                                 Shellbridge is not a party to and, prior to the Effective Date, Shellbridge will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Shellbridge Shares or other securities of Shellbridge or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement, other than Employee Amounts and pursuant to the terms of Shellbridge Options;

(z)                                   to the knowledge of Shellbridge, none of the Shellbridge Shares are the subject of any escrow, voting trust or other similar agreement;

(aa)                            Shellbridge does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of shares of Shellbridge that have not yet been fully expended and renounced as at the date hereof and reflected in the financial statements of Shellbridge for the period ended December 31, 2005;

(bb)                          Shellbridge has authorizations for expenditures and other like commitments in an amount not in excess of $2,007,494 and all such authorizations and commitments are set forth in the Shellbridge’s Disclosure Letter;

(cc)                            to the best of Shellbridge’s knowledge, all accounts receivable in any material amount of Shellbridge are collectible, subject to any provisions for bad debts as set forth in the Shellbridge Financial Statements;

(dd)                          as at December 31, 2005, Shellbridge had available for deduction against future taxable income, tax pools as set forth in Shellbridge’s Disclosure Letter;

(ee)                            Shellbridge’s properties and assets are free and clear of all mortgages, pledges, liens, charges and encumbrances (other than those in favour of its banker as security for its bank credit facility and other than those encumbrances which do not and will not have a material adverse effect on the ownership or operation or its assets and properties (“permitted encumbrances”)) and other than permitted encumbrances, it has done no act or suffered or permitted no action to be done whereby any person has acquired or may acquire an interest in or to its material properties or assets, nor has it done any act, omitted to do any act or permitted any act to be done that may adversely affect or defeat its title to any of its material properties or assets;

(ff)                                Shellbridge is not aware of any defects, failures or impairments in the titles to its oil and gas properties, lands or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of the oil and gas reserves shown in the Shellbridge Reserve Report; (ii) the current production attributable to such properties; or (iii) the current and anticipated cash flow from such properties;

(gg)                          to the best of Shellbridge’s knowledge, Shellbridge has made available to True all Documents of Title and other documents and agreements in its possession affecting the title of Shellbridge to its oil and gas partners;

(hh)                          Shellbridge is not aware of, and has not received:

(i)                                     any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures on its properties or its subsidiaries or assets that has not been done; or

(ii)                                  any demand or notice with respect to the material breach of any environmental, health or safety law applicable to its and its subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

the failure to comply with would have a Material Adverse Effect on it;

(ii)                                  to the best of its knowledge, after due inquiry:

(i)                                     Shellbridge has all material environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature (“Environmental Permits”) necessary for the ownership, operation, development, maintenance, or use of any of its assets and all such Environmental Permits have been obtained and maintained in effect, except for those which would not have a Material Adverse Effect on it;

(ii)                                  Shellbridge’s assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all environmental laws and with all terms and conditions of all Environmental Permits except where such non-compliance would not have a Material Adverse Effect on it;

(iii)                               all known spills or similar incidents pertaining to or affecting the business or assets of Shellbridge have been reported to the appropriate governmental entity to the extent required by environmental laws, except where such failure to report would not result in a Material Adverse Effect on it; and

(iv)                              there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, or any of the properties or assets owned or leased by Shellbridge or in which it has an interest or over which it has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a Material Adverse Effect on it;

(jj)                                  Shellbridge made available to Sproule Associates Limited (the “Shellbridge Engineer”) prior to issuance of the Shellbridge Engineer’s report in respect of Shellbridge’s oil and natural gas reserves effective December 31, 2005 (the “Shellbridge Reserve Report”) for the purposes of preparing the Shellbridge Reserve Report, all information requested by the Shellbridge Engineer and all information material to an adequate determination of Shellbridge’s oil and gas reserves and, to the knowledge of Shellbridge, none of such information contained a misrepresentation (as defined in the Securities Act (Alberta)); Shellbridge has no knowledge of any material adverse change in any information provided to the Shellbridge Engineer since the dates that such information was provided and Shellbridge believes that the Shellbridge Engineering Report reasonably represents the quantity of, and pre-tax present worth of future net revenue from, the oil and gas reserves of Shellbridge as at December 31, 2005 based upon information available at the time the Shellbridge Engineering Report was prepared and the assumptions as to commodity prices and costs contained therein and there has been no material adverse change in Shellbridge’s oil and natural gas reserves and assets from those described in the Shellbridge Engineering Report, except as may have occurred through normal production;

(kk)                            the minute books, books of account and other records of Shellbridge have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects;

(ll)                                  Shellbridge is a “reporting issuer” in material compliance with all applicable securities laws of the Provinces of British Columbia and Alberta and the outstanding Shellbridge Shares are listed on the TSX and Shellbridge is in material compliance with the by-laws, policies and rules of such exchange;

(mm)                      as of the date of this Agreement, the Shellbridge Shares are a class of securities required to be registered pursuant to Section 12 of the United States Securities and Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Shellbridge has timely filed a registration statement on Form 20-F with the U.S. Securities and Exchange Commission in connection with such registration obligation. As of the date hereof, such registration statement has not become effective under the U.S. Exchange Act. Shellbridge is in material compliance with all applicable laws of the United States;

(nn)                          Shellbridge is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”);

(oo)                          The principal offices of Shellbridge are not located within the United States;

(pp)                          Shellbridge is not an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended;

(qq)                          for purposes of this section 4.1, the following definitions shall apply:

(i)                                     “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Shellbridge is required to pay, withhold or collect; and

(ii)                                  “Returns” shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(rr)                                all Returns required to be filed by or on behalf of Shellbridge have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Shellbridge with respect to items or periods covered by such Returns;

(ss)                            Shellbridge has paid or provided adequate accruals in its financial statements for the period ended December 31, 2005 for Taxes, including income taxes and related future taxes, in conformity with Canadian GAAP;

(tt)                                no material deficiencies exist or have been asserted with respect to Taxes; Shellbridge is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Shellbridge or any of its assets; no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Shellbridge; the Returns of Shellbridge have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by Shellbridge or an adjustment to Shellbridge’s tax pools;

(uu)                          Shellbridge has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Income Tax Act (Canada) all amounts required by law and will continue to do so until the Effective Date and has remitted such withheld amounts within the prescribed periods to the appropriate governmental authority; Shellbridge has remitted all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper governmental authority within the time required by applicable law; Shellbridge has charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by Shellbridge;

(vv)                          to Shellbridge’s knowledge, all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of its hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of its oil and gas assets prior to the date hereof have been properly and fully paid and discharged in all material respects, and there are no unpaid taxes or assessments which could result in a lien or charge on its oil and gas assets;

(ww)                      no director, officer, employee, insider or other non-arm’s length party to Shellbridge (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Shellbridge that will be effective after the Effective Date;

(xx)                              no director, officer, employee, insider of Shellbridge or other non-arm’s length party to Shellbridge is indebted to Shellbridge;

(yy)                          Shellbridge is not indebted to any of its directors, officers, employees or consultants, any of its shareholders or any of their respective associates or affiliates, except for amounts due as reimbursement for ordinary business expenses incurred within the previous 90 days;

(zz)                              there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Shellbridge is a party or by which it is otherwise bound that would now or hereafter in any way may limit the business or operations of Shellbridge in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction of Shellbridge from engaging in its business or from competing with any person or in any geographic area;

(aaa)                      Shellbridge has no rights to purchase any assets, properties or undertakings of third parties nor have any obligation to sell assets, properties or undertakings with a value in excess of $100,000, in the aggregate, under any agreements to purchase or sell that have not closed;

(bbb)                   to the knowledge of Shellbridge, Shellbridge has not withheld from True any material information or documents concerning Shellbridge or its assets or liabilities during the course of True’s review of Shellbridge and its assets;

(ccc)                      Shellbridge is not a party to or bound by any agreement, guarantee, indemnification (other than in the ordinary course of business and to officers and directors pursuant to Shellbridge’s by-laws and standard indemnity agreements and pursuant to underwriting, agency or financial advisor agreements pursuant to the standard indemnity provisions in agreements of that nature), or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation;

(ddd)                   the policies of insurance in force at the date hereof naming Shellbridge as an insured are as disclosed to True prior to the date hereof and all such policies of insurance remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein;

(eee)                      all of Shellbridge’s outstanding material leases, office leases, office equipment and computer leases, geophysical and other technical software leases and arrangements, field equipment leases and leased vehicles are set forth in the Shellbridge Disclosure Letter;

(fff)                            other than as disclosed in the Shellbridge Disclosure Letter, Shellbridge has no third party processing or transportation agreements or any obligations to deliver sales volumes to any other person;

(ggg)                   has not negotiated any Take-over Proposal (as defined in section 6.1 hereof) with any person who has not entered into a confidentiality agreement or provided access to the confidential information in respect of Shellbridge in relation to any proposed, possible or actual Take-over Proposal to any person who has not entered into a confidentiality agreement. Shellbridge has not amended, modified or provided any consents under such confidentiality agreements or provided any release from, or relaxation of, the obligations under such confidentiality agreements to any of the other parties thereto. Shellbridge has not waived the applicability of any “standstill” or other provisions of any confidentiality agreements entered into by Shellbridge; and

(hhh)                   an independent committee of the board of directors of Shellbridge has made such determinations as it is able to make to confirm that the most number of Shellbridge Shares held by related parties of Shellbridge may be voted in favour of the Arrangement and that such related parties are not receiving a collateral benefit (as defined in Ontario Securities Commission Rule 61-501) and, after such determinations, the only related parties of Shellbridge that have or will receive a collateral benefit (as such term is defined for the purposes of Ontario Securities Commission Rule 61-501) are Wayne Babcock, Don Umbach and Mike Bardell, in all cases, the collateral benefit received relates solely to amounts payable under employment agreements resulting from a change of control occurring as a result of the Arrangement and on acceleration of vesting of Shellbridge Options.

4.2                                                                               Representations and Warranties of the Trust and True

True and the Trust each represent and warrant to and in favour of Shellbridge as follows and acknowledge that Shellbridge is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)                                  each of the Trust, the True Subsidiaries and True Newco is duly incorporated, amalgamated or formed under the laws of its jurisdiction of incorporation, amalgamation or formation and has the requisite corporate power and capacity to carry on its business as it is now being conducted. Each of the Trust, the True Subsidiaries and True Newco is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on the Trust;

(b)                                 True has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; the execution and delivery of this Agreement by True and the consummation by True and True Newco of the transactions contemplated hereby have been duly authorized by True Newco’s and True’s respective board of directors (as applicable) and no other corporate proceedings on the part of True or True Newco are or will be necessary to authorize this Agreement and the transactions contemplated hereby (other than approval of the Trust Information); this Agreement has been duly executed and delivered by True and constitutes the legal, valid and binding obligation of True enforceable against True in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and to general principles of equity; the Trust has the requisite trust power and authority to enter into this Agreement and to carry out its obligations hereunder; and no other trust proceedings on the part of the Trust or the trustee thereof are or will be necessary to authorize this Agreement and the transaction contemplated hereby; this Agreement has been duly executed and delivered by the Trust and constitutes legal, valid and binding obligations of the Trust enforceable against it in accordance with the terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization; moratorium and other laws relating to or affecting creditors’ rights generally and to general principles of equity;

(c)                                  neither the execution and delivery of this Agreement by the Trust and True, the issuance of the Trust Units by the Trust pursuant to the Arrangement, the consummation by True and True Newco of the transactions contemplated hereby nor compliance by the Trust and True with any of the provisions hereof will: (i) subject to receipt of the consent of True’s bankers to the Arrangement and related transactions, violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Trust or True or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles or bylaws or other constating documents of the Trust, True Newco or any of the True Subsidiaries, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which the Trust, True Newco or any of the True Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Trust, True Newco or any of the True Subsidiaries is bound; or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Trust, True Newco or any of the True Subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Trust and would not have a material adverse affect on the ability of the Trust, True Newco, True and Shellbridge to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a Material Adverse Effect on True;

(d)                                 other than in connection with or in compliance with the provisions of Applicable Laws: (i) there is no legal impediment to the Trust’s, True’s or True Newco’s consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by the Trust, True or True Newco in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the Trust and would not have a material adverse effect on the ability of the Trust, True, True Newco and Shellbridge to consummate the transactions contemplated hereby;

(e)                                  the authorized capital of the Trust consists of an unlimited number of Trust Units and Special Voting Rights, of which as at May 5, 2006, only 36,778,710 Trust Units are issued and outstanding and Special Voting Rights are outstanding in connection with outstanding Exchangeable Shares. As at May 5, 2005, options to acquire 3,400,665 Trust Units have been granted and are outstanding pursuant to the Trust’s Unit Incentive Plan and, except as set forth above, and other than: (i) 260,757 Trust Units issuable on conversion of 427,057 Exchangeable Shares (based on the exchange ratio in effect on May 5, 2006); and (ii) Trust Units that may be issued pursuant to the distribution reinvestment plan of the Trust, (including option of cash investment thereunder), there are no outstanding securities of the Trust or options, warrants, rights or conversion or exchange privileges entitling anyone to acquire any shares of the Trust or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by the Trust of any securities of the Trust or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of the Trust; and all outstanding Trust Units have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights, and all Trust Units issuable upon exercise of outstanding options and Exchangeable Shares in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights;

(f)                                    as of May 5, 2006, the authorized share capital of True consists of an unlimited number of common shares, an unlimited number of exchangeable shares, issuable in series, and an unlimited number of Exchangeable Shares, of which the outstanding common shares are all owned by the Trust and 427,057 Exchangeable Shares are issued and outstanding. As at May 5, 2006, each Exchangeable Share is exchangeable at the election of the holder thereof into 0.61059 Trust Units. Except as set forth above, there are no securities of True outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by True of any securities of True or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of True, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of True. All outstanding common shares of True and Exchangeable Shares have been duly authorized and are validly issued, as fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights;

(g)                                 as of the date hereof, the authorized share capital of True Newco consists an unlimited number of common shares and an unlimited number of first preferred shares, issuable in series, of which one common share is issued and outstanding which is owned by the Trust;

(h)                                 the Trust has made all filings required under Applicable Laws with the applicable regulatory authorities, all such filings have been made in a timely manner, and all such filings and information and statements contained therein and any other information or statements disseminated to the public by the Trust, were true, correct and complete in all material respects and did not contain any misrepresentation, as at the date of such information or statements, and True has not filed any confidential material change reports which continue to be confidential;

(i)                                     the Trust does not have any subsidiaries other than the True Subsidiaries and True Newco; the Trust directly or indirectly beneficially owns all of the outstanding shares and other securities or interests in each of the True Subsidiaries (with the exception of the Exchangeable Shares) and True Newco and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of any of such subsidiaries or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of any of the True Subsidiaries or True Newco;

(j)                                     since December 31, 2005, except as has been publicly disclosed:  (i) there has been no Material Adverse Change in respect of the Trust (or any condition, event or development involving a prospective change that would result in Material Adverse Change or have a Material Adverse Effect to the Trust); (ii) the Trust has conducted its businesses only in the ordinary and normal course; and (iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Trust has been incurred other than in the ordinary and normal course of business;

(k)                                  the data and information in respect of the Trust and its assets, reserves, liabilities, business and operations provided by True or its advisors to Shellbridge or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(l)                                     other than as disclosed in True’s Disclosure Letter, there are no actions, suits, proceedings or inquiries, including, to the best of True’s knowledge, information and belief, after due inquiry, pending or threatened against or affecting the Trust or the True Subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way would have a Material Adverse Effect on the Trust, or may in any way have a Material Adverse Effect on the Trust or have a material adverse effect on the ability of Shellbridge and True to consummate the transactions contemplated hereby;

(m)                               the Trust Financial Statements fairly present, in accordance with Canadian GAAP, consistently applied (except as specifically provided in the notes to such statements), the financial position and condition of the Trust at the dates thereof and the results of the operations of the Trust for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust as at the dates thereof;

(n)                                 each of True and the other True Subsidiaries has conducted and is conducting their business in accordance with good oilfield practices and has not received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to their assets, business or operations and each holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations; except where the failure to so hold such permits, licenses or authorizations would not have a Material Adverse Effect on the Trust; the assets of True and the other True Subsidiaries operated and maintained by them are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder relating to the assets operated by them except where the failure to so comply would not have a Material Adverse Effect on the Trust;

(o)                                 no securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of the Trust, no such proceeding is, to the knowledge of the Trust and True, pending, contemplated or threatened and the Trust and True are not in default of any requirement of any securities laws, rules or policies applicable to the Trust or its securities;

(p)                                 the Trust’s, True Newco’s and the True Subsidiaries’ properties and assets are free and clear of all mortgages, pledges, liens, charges and encumbrances (other than those in favour of its banker as security for its bank credit facility and other than those encumbrances which do not and will not have a material adverse effect on the ownership or operation or its assets and properties (“permitted encumbrances”)) and other than permitted encumbrances, it has done no act or suffered or permitted no action to be done whereby any person has acquired or may acquire an interest in or to its material properties or assets, nor has it done any act, omitted to do any act or permitted any act to be done that may adversely affect or defeat its title to any of its material properties or assets;

(q)                                 the Trust and True are not aware of any defects, failures or impairments in the titles to any of the True Subsidiaries’ oil and gas properties, lands or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of the oil and gas reserves shown in the True Reserve Report; (ii) the current production attributable to such properties; or (iii) the current and anticipated cash flow from such properties;

(r)                                    the board of directors of True have reserved and allotted a sufficient number of Trust Units as are issuable pursuant to the Arrangement and subject to the terms and conditions of the Arrangement such Trust Units will be validly issued as fully paid and non-assessable to previous holders of Shellbridge Shares pursuant to the Arrangement;

(s)                                  the minute books, books of account and other records of the Trust, True Newco and the True Subsidiaries (whether of a financial or accounting nature or otherwise) have been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects;

(t)                                    the Trust is a “reporting issuer” in material compliance with all applicable securities laws of the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick and Nova Scotia and the outstanding Trust Units are listed on the TSX and the Trust is in material compliance with the by-laws, policies and rules of such exchange;

(u)                                 the Trust and True are not aware of, and has not received:

(i)                                     any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures on the properties or assets of True or the other True Subsidiaries that has not been done; or

(ii)                                  any demand or notice with respect to the material breach of any environmental, health or safety law applicable to the Trust or the other True Subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

the failure to comply with would have a Material Adverse Effect on the Trust;

(v)                                 to the best of its knowledge, after due inquiry:

(i)                                     each of True and the other True Subsidiaries has all material environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature (“Environmental Permits”) necessary for the ownership, operation, development, maintenance, or use of any of its respective assets and all such Environmental Permits have been obtained and maintained in effect, except for those which would not have a Material Adverse Effect on the Trust:

(ii)                                  each of True and the other True Subsidiaries’ assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all environmental laws and with all terms and conditions of all Environmental Permits except where such non-compliance would not have a Material Adverse Effect on the Trust; and

(iii)                               all known spills or similar incidents pertaining to or affecting the business or assets of each of True and the other True Subsidiaries have been reported to the appropriate governmental entity to the extent required by environmental laws and have been disclosed in writing to Shellbridge prior to the date hereof, except where such failure to report would not result in a Material Adverse Effect on it; and

(iv)                              there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, or any of the properties or assets owned or leased by True and the other True Subsidiaries or in which any of them has an interest or which any of them has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a Material Adverse Effect on the Trust;

(w)                               True made available to GLJ Petroleum Consultants Ltd. and Chapman Petroleum Engineering Ltd. (collectively, the “True Engineer”) prior to issuance of the True Engineer’s report in respect of True’s oil and natural gas reserves effective December 31, 2005 (the “True Reserve Report”) for the purposes of preparing the True Reserve Report, all information requested by the True Engineer and all information material to an adequate determination of True’s oil and gas reserves and, to the knowledge of True, none of such information contained a misrepresentation (as defined in the Securities Act (Alberta); True has no knowledge of any material adverse change in any information provided to the True Engineer since the dates that such information was provided and True believes that the True Engineering Report reasonably represents the quantity of, and pre-tax present worth of future net revenue from, the oil and gas reserves of True as at December 31, 2005 based upon information available at the time the True Engineering Report was prepared and the assumptions as to commodity prices and costs contained therein and there has been no material adverse change in True’s oil and natural gas reserves and assets from those described in the True Engineering Report, except as may have occurred through normal production;

(x)                                   to the knowledge of the Trust and True, neither the Trust nor True has not withheld from Shellbridge any material information or documents concerning the Trust or its assets or liabilities during the course of Shellbridge’s review of the Trust and its assets;

(y)                                 the Trust Units to be issued in connection with the Arrangement will be issued in accordance with Applicable Laws and will be freely tradeable by the holders thereof in the provinces of Canada subject to the provisions of Section 2.6 of National Instrument 45-102;

(z)                                   the Trust Units to be issued pursuant to the Arrangement shall be issued pursuant to an effective registration statement under the U.S. Securities Act or an exemption from such registration requirements; and

(aa)                            the Trust is a “mutual fund trust” for the purposes of the Tax Act and has no reason to believe that the Trust’s status as a “mutual fund trust” will be challenged by any governmental authorities.

ARTICLE 5
CONDITIONS PRECEDENT

5.1                                                                               Mutual Conditions Precedent

The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions:

(a)                                  on or prior to the Outside Date, the Interim Order shall have been granted in form and substance satisfactory to each of the Trust, True and Shellbridge, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Shellbridge, the Trust and True, acting reasonably, on appeal or otherwise;

(b)                                 the Arrangement Resolution shall have been passed by the holders of Shellbridge Shares on or prior to the Outside Date, in form and substance satisfactory to each of the Trust, True and Shellbridge, acting reasonably, duly approving the Arrangement in accordance with the Interim Order;

(c)                                  on or prior to the Outside Date, the Final Order shall have been granted in form and substance satisfactory to the Trust, True and Shellbridge, acting reasonably;

(d)                                 the Articles of Arrangement filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of the Trust, True and Shellbridge, acting reasonably;

(e)                                  the Arrangement shall have become effective on or prior to the Outside Date;

(f)                                    all required regulatory, governmental and third party approvals, waivers and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to the Trust, True and Shellbridge, each acting reasonably, including, without limitation, conditional approval for listing of the Trust Units issuable pursuant to the Arrangement, and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(g)                                 receipt of the consent of True’s bankers to the Arrangement and the consummation thereof on a basis acceptable to the Trust, True and Shellbridge, each acting reasonably;

(h)                                 no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)                                     makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)                                  results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Shellbridge and True and may be asserted by Shellbridge and True regardless of the circumstances and may be waived by Shellbridge and True in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Shellbridge or True may have.

5.2                                                                               Conditions to Obligation of Shellbridge

The obligation of Shellbridge to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)                                  each of the covenants, acts and undertakings of True and the Trust to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by True and the Trust;

(b)                                 the Trust and True shall have furnished Shellbridge with:

(i)                                     certified copies of the resolutions duly passed by the board of directors of True and True Newco approving this Agreement (in the case of True) and the consummation of the transactions contemplated hereby (in the case of True and True Newco); and

(ii)                                  certified copies of the resolutions duly passed by the board of directors of True Newco conditionally allotting the aggregate number of Trust Units that may be required to be issued in accordance with the terms of this Agreement upon the Arrangement taking effect;

(c)                                  except as affected by the transactions contemplated by or permitted by this Agreement, the representations and warranties of the Trust and True contained in section 4.2 shall be true and correct in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and the Trust and True shall have complied in all material respects with its covenants in this Agreement and Shellbridge shall have received a certificate to that effect dated the Effective Date from the President and Chief Executive Officer of True and another senior officer thereof acceptable to Shellbridge, acting reasonably, acting solely on behalf of the Trust and True and not in their personal capacity, to the best of his information and belief having made reasonable inquiry; and

(d)                                 there shall not have occurred any Material Adverse Change in respect of the Trust after the date hereof or prior to such date which has not been publicly disclosed prior to the date hereof or disclosed to Shellbridge in writing prior to the date hereof.

The conditions in this section 5.2 are for the exclusive benefit of Shellbridge and may be asserted by Shellbridge regardless of the circumstances or may be waived by Shellbridge in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Shellbridge may have.

5.3                                                                               Conditions to Obligation of the Trust and True

The obligation of the Trust and True to consummate the transactions contemplated hereby, and in particular the issue of True Shares is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)                                  each of the acts, covenants and undertakings of Shellbridge to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Shellbridge;

(b)                                 Shellbridge shall have furnished the Trust and True with:

(i)                                     certified copies of the resolutions duly passed by the board of directors of Shellbridge approving this Agreement and the consummation of the transactions contemplated hereby and directing the submission of the Arrangement for approval at the Shellbridge Shareholders’ Meeting and recommending that Shellbridge Shareholders vote in favour of the Arrangement; and

(ii)                                  certified copies of the special resolution of Shellbridge Shareholders, duly passed at the Shellbridge Shareholders’ Meeting, approving the Arrangement in accordance with the Interim Order;

(c)                                  Shellbridge shall have mailed the Information Circular and other documentation required in connection with the Shellbridge Shareholders’ Meeting on or before June 26, 2006, provided that the failure to mail by such date is not caused by a material breach by the Trust and True of their covenants in section 3.3(f) hereof;

(d)                                 receipt of the consent of Shellbridge’s bankers to the Arrangement and the consummation thereof on a basis acceptable to the Trust and True, each acting reasonably;

(e)                                  except as affected by the transactions contemplated by or permitted by this Agreement, the representations and warranties of Shellbridge contained in section 4.1 shall be true and correct in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Shellbridge shall have complied in all material respects with its covenants in this Agreement and the Trust and True shall have received a certificate to that effect dated the Effective Date of the President and Chief Executive Officer of Shellbridge and another senior officer thereof acceptable to the Trust or True, acting reasonably, acting solely on behalf of Shellbridge and not in their personal capacity, to the best of their information and belief having made reasonable inquiry;

(f)                                    the board of directors of Shellbridge shall not have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(x) in a manner materially adverse to the Trust or True or the completion of the Arrangement;

(g)                                 holders of not greater than 5% of the outstanding Shellbridge Shares shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as at the Effective Date;

(h)                                 prior to the Mailing Date, all holders of outstanding Shellbridge Options shall have entered into Option Exchange Agreements on terms and conditions satisfactory to the Trust and True;

(i)                                     prior to the Mailing Date each of the directors and officers of Shellbridge (other than those agreed to by True) shall have provided their resignations (in the case of directors, in a manner that allows for the orderly replacement of directors on the Effective Date) together with mutual releases in favour of Shellbridge and True, conditional on closing of the Arrangement and effective on the Effective Date, each in form and substance and on such terms as are satisfactory to True, acting reasonably;

(j)                                     any director, officer, insider or other non-arm’s length party that is indebted to Shellbridge shall have repaid such indebtedness on or prior to completion of the Arrangement;

(k)                                  there shall not have occurred any Material Adverse Change in respect of Shellbridge after the date hereof or prior to the Agreement Date which has not been publicly disclosed prior to the Agreement Date or disclosed to the Trust and True in writing prior to the Agreement Date; and

(l)                                     immediately prior to the effective time of the Arrangement, the Trust and True shall be satisfied there shall not be more than 31,352,612 Shellbridge Shares outstanding (assuming exercise of all Shellbridge Options), and the Trust and True shall be satisfied that upon completion of the Arrangement no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued, Shellbridge Shares.

The conditions described in this section 5.3 are for the exclusive benefit of the Trust and True and may be asserted by True regardless of the circumstances or may be waived by the Trust or True in their respective sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which True may have.

5.4                                                                               Notice and Effect of Failure to Comply with Conditions

(a)                                  Each of Shellbridge, the Trust and True shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder provided, however, that no such notification will affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

(b)                                 If any of the conditions precedents set forth in sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent and the party in breach shall have failed to cure such breach within three (3) Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

5.5                                                                               Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the Act to give effect to the Arrangement.

ARTICLE 6
NON-COMPLETION FEE

6.1                                                                               Non-Completion Fee Payable by Shellbridge

If at any time after the date hereof and prior to termination hereof, any of the following occur:

(a)                                  the board of directors of Shellbridge (i) fails to recommend that holders of Shellbridge Shares vote in favour of the Arrangement, (ii) withdraws, modifies or changes any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(x) hereof in a manner adverse to the Arrangement or to True, or shall have resolved to do so, or (iii) fails to promptly reaffirm any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(x) hereof upon request from time to time by True to do so, or upon an Acquisition Proposal being publicly announced or proposed, offered or made to Shellbridge or the holders of Shellbridge Shares (such affirmation to be made within two (2) Business Days of such request being made or such Take-Over Proposal being publicly announced, proposed, offered or made, whichever occurs first);

(b)                                 the board of directors of Shellbridge shall have recommended that holders of Shellbridge Shares deposit their Shellbridge Shares under, or vote in favour of, or otherwise accept a Take-Over Proposal;

(c)                                  Shellbridge accepts, recommends, approves or enters into an agreement with respect to an Take-Over Proposal (other than this Agreement or a confidentiality agreement contemplated by section 3.2(b)(v) hereof) prior to completion of the Arrangement;

(d)                                 prior to the date of the Shellbridge Shareholders’ Meeting, another bona fide Take-Over Proposal is publicly announced or made to all or substantially all holders of Shellbridge Shares or to Shellbridge and: (i) at the date of the Shellbridge Shareholders’ Meeting such Take-Over Proposal shall not have expired or been withdrawn; and (ii) the Arrangement is not approved by holders of the Shellbridge Shares at the Shellbridge Shareholders’ Meeting;

(e)                                  Shellbridge is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of Shellbridge or materially impedes the completion of the Arrangement, and Shellbridge fails to cure such breach within three (3) Business Days after receipt of written notice thereof from True (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(f)                                    Shellbridge is in breach of any of its representations or warranties made in this agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Shellbridge or materially impede the completion of the Arrangement, and Shellbridge fails to cure such breach within three (3) Business Days after receipt of written notice thereof from True (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

Shellbridge shall pay an amount equal to $2.0 million (the “Shellbridge Non-Completion Fee”), in immediately available funds to or to an account designated by True within two (2) Business Days after the first to occur of one of the events described above. On the date of the earliest event described above in this section 6.1, Shellbridge shall be deemed to hold such sum in trust for True. For greater certainty, the Shellbridge Non-Completion Fee shall only be required to be paid to True once pursuant to the foregoing provisions.

For the purpose of this section 6.1, “Take-Over Proposal” means, other than the Arrangement, a bid, or offer to acquire 20% or more of the outstanding Shellbridge Shares, or any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization or a similar transaction or other business combination involving Shellbridge, or any proposal, offer or agreement to acquire 20% or more of the assets of Shellbridge.

6.2                                                                               Non-Completion Fee Payable by True

If at any time after the date hereof and prior to termination hereof, any of the following occur:

(a)                                  True is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of the Trust or materially impedes the completion of the Arrangement, and True fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Shellbridge (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(b)                                 True is in breach of any of its representations or warranties made in this agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of the Trust or materially impede the completion of the Arrangement, and True fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Shellbridge (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

True shall pay an amount equal to $2.0 million (the “True Non-Completion Fee”), in immediately available funds to Shellbridge or to an account designated by Shellbridge within two (2) Business Days of the first to occur of the events described above. On the date of the earliest event described above in this section 6.2, True shall be deemed to hold such sum in trust for Shellbridge. For greater certainty, the True Non-Completion Fee shall only be required to be paid to Shellbridge once pursuant to the foregoing provisions.

6.3                                                                               Liquidated Damages

Shellbridge and True acknowledge and agree that all of the payment amounts set out in sections 6.1 and 6.2 are payments of liquidated damages which are a genuine pre-estimate of the damages which the party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and are not penalties. Each party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that the payment of the amount pursuant to this section 6 is the sole monetary remedy of the party receiving such payment. Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement, the Shellbridge Confidentiality Agreement or the True Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
TRANSITIONAL PROVISIONS

7.1                                                                               Transitional Provisions

In connection with the implementation of the Arrangement, Shellbridge shall cooperate with True to provide an orderly transition of control. To the extent that it is not restricted from doing so pursuant to confidentiality or other restrictions (which it will use reasonable commercial efforts to obtain a waiver or consent from) Shellbridge shall provide access to its offices to officers and employees of True during normal business hours on reasonable notice following the acceptance of this Agreement and the officers of Shellbridge shall consult with the officers of True (as they may reasonably request) in respect of the day-to-day operations of Shellbridge. Shellbridge shall provide to Trust Information which will allow True, subject to the Shellbridge Confidentiality Agreement, to enable True to quickly and efficiently integrate the business and affairs of Shellbridge with True on completion of the Arrangement and in connection therewith shall permit:

(a)                                  True and its representatives to have reasonable access to Shellbridge’s premises, field operations, records, computer systems and employees;

(b)                                 True and its representatives to interview employees of Shellbridge for the purpose of determining which employees will be retained after completion of the Arrangement; and

(c)                                  True and its representatives to be informed of the operations of True to ensure compliance with section 3.1 hereof.

ARTICLE 8
NOTICES

8.1                                                                               Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy and in the case of:

(a)                                  the Trust or True, addressed to:

2300, 530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Attention:	Paul R. Baay, President and Chief Executive Officer
Telecopier:	(403) 264-8163

with a copy to:

Burnet Duckworth & Palmer LLP
1400, 350 - 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention:	C. Steven Cohen
Telecopier:	(403) 260-0330

(b)                                 Shellbridge, addressed to:

230, 10991 Shellbridge Way
Richmond, B.C.
V6X 2C6

Attention:	Wayne J. Babcock, President and Chief Executive Officer
Telecopier:	(604) 214-0551

with a copy to:

McCarthy Tetrault LLP
3300, 421 – 7th Avenue S.W.
Calgary, Alberta
T2P 4K9

Attention:	Mark G. Eade
Telecopier:	(403) 260-3501

or such other address as the parties may, from time to time, advise to the other parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 9
AMENDMENT AND TERMINATION OF AGREEMENT

9.1                                                                               Amendment

This Agreement may at any time and from time to time before or after the holding of the Shellbridge Shareholders’ Meeting be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a)                                  change the time for performance of any of the obligations or acts of the parties hereto;

(b)                                 waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                                  waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties hereto; or

(d)                                 waive compliance with or modify any other conditions precedent contained herein,

provided that no such amendment decreases the number of Trust Units to be received by Shellbridge Shareholders pursuant to the Arrangement without approval by the Shellbridge Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

9.2                                                                               Termination

(a)                                  This Agreement may, prior to the filing of the Articles of Arrangement, be terminated by mutual written agreement of the Trust, True and Shellbridge without further action on the part of the shareholders of Shellbridge;

(b)                                 Notwithstanding any other rights contained herein, the Trust or True may terminate this Agreement upon written notice to Shellbridge if:

(i)                                     the Interim Order has been refused or has been granted in form or substance not satisfactory to the Trust or True, acting reasonably, or has not been granted on or prior to the Outside Date, or, if issued, has been set aside or modified in a manner unacceptable to the Trust or True, acting reasonably, on appeal or otherwise;

(ii)                                  the Arrangement is not approved by the Shellbridge Shareholders in accordance with the terms of the Interim Order on or before the Outside Date;

(iii)                               the Final Order has not been granted in form and substance satisfactory to the Trust or True, acting reasonably, on or prior to the Outside Date or, if issued, has been set aside or modified in a manner unacceptable to the Trust or True, acting reasonably, on appeal or otherwise;

(iv)                              the Arrangement has not become effective on or before the Outside Date;

(v)                                 the Shellbridge Non-Completion Fee is payable in accordance with section 6.1 hereof;

(vi)                              the True Non-Completion Fee is payable in accordance with section 6.2 hereof and is paid by True;

(vii)                           the board of directors of Shellbridge changes, withdraws or modifies its unanimous recommendation to Shellbridge Shareholders to vote in favour of the Arrangement;

(viii)                        a Material Adverse Change in respect of Shellbridge shall have occurred;

(ix)                                Shellbridge shall be in breach of any of its covenants, agreements or representations and warranties contained herein that would have a Material Adverse Effect on Shellbridge or on the ability of Shellbridge, the Trust and True to consummate the transactions contemplated hereby and Shellbridge fails to cure such breach within three (3) Business Days after receipt of written notice thereof from the Trust or True (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(x)                                   upon any other circumstances hereunder that give rise to a right of termination of this Agreement by the Trust or True, including those set forth in section 5.1 or 5.3 hereof.

(c)                                  Notwithstanding any other rights contained herein, Shellbridge may terminate this Agreement upon written notice to the Trust and True if;

(i)                                     the Interim Order has been refused or has been granted in form or substance not satisfactory to Shellbridge, acting reasonably, or has not been granted on or prior to the Outside Date or if issued, has been set aside or modified in a manner unacceptable to Shellbridge, acting reasonably, on appeal or otherwise;

(ii)                                  the Arrangement is not approved by the Shellbridge Shareholders in accordance with the terms of the Interim Order on or before the Outside Date;

(iii)                               the Final Order has not been granted in form and substance satisfactory to Shellbridge, acting reasonably, on or prior to the Outside Date or, if issued, has been set aside or modified in a manner unacceptable to Shellbridge, acting reasonably, on appeal or otherwise;

(iv)                              the Arrangement has not become effective on or before the Outside Date;

(v)                                 the True Non-Completion Fee is payable in accordance with section 6.2 hereof;

(vi)                              the Shellbridge Non-Completion Fee is payable in accordance with section 6.1 hereof and is paid by Shellbridge;

(vii)                           a Material Adverse Change in respect of the Trust shall have occurred;

(viii)                        the Trust or True shall be in breach of any of its covenants, agreements or representations and warranties contained herein that would have a Material Adverse Effect on the Trust or on the ability of the Trust, True and Shellbridge to consummate the transactions contemplated hereby and the Trust or True fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Shellbridge (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(ix)                                upon any other circumstances hereunder that give rise to a termination of this Agreement by Shellbridge, including those set forth in sections 5.1 and 5.2 hereof.

(d)                                 If this Agreement is terminated pursuant to any provision of this Agreement, the parties shall return all materials and copies of all materials delivered to Shellbridge, the Trust or True, as the case may be, or their agents. Except for the obligations set forth in sections 6.1, 6.2, 10.3 and 10.5 hereof (provided in the case of sections 6.1 and 6.2, the right of payment (in the case of section 6.1(d), being the public announcement or making of such Take-Over Proposal) arose prior to the termination of this Agreement) which shall survive any termination of this Agreement and continue in full force and effect, no party shall have any further obligations to any other party hereunder with respect to this Agreement.

ARTICLE 10
GENERAL

10.1                                                                        Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto.

10.2                                                                        Assignment

No party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other parties.

10.3                                                                        Privacy Matters

(a)                                  For the purposes of this section 10.3, the following definitions shall apply:

(i)                                     “applicable law” means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgments, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii)                                  “applicable privacy laws” means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta).

(iii)                               “authorized authority” means, in relation to any person, transaction or event, any: (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

(iv)                              “Personal Information” means information about an individual transferred to one party by the other in accordance with this Agreement and/or as a condition of the Arrangement.

(b)                                 The parties acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

(c)                                  Neither party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d)                                 Each party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e)                                  Each party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)                                    Each party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the parties’ obligations hereunder. Each party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the Arrangement.

(g)                                 Each party shall promptly notify the other parties of all inquiries, complaints, requests for access, and claims of which the party is made aware in connection with the Disclosed Personal Information. The parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)                                 Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either party, the other parties shall forthwith cease all use of the Personal Information acquired by such other parties in connection with this Agreement and will return to the requesting party or, at the requesting party’s request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

10.4                                                                        Disclosure

Each party shall receive the prior consent, not to be unreasonably withheld, of the other parties prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if a party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that party will consult with the other parties as to the wording of such disclosure prior to its being made.

10.5                                                                        Costs

Except as contemplated herein (including section 6.1 hereof), each party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby.

10.6                                                                        Letter Agreement

This Agreement supersedes and replaces the Letter Agreement which is hereby terminated.

10.7                                                                        Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)                                  the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)                                 the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.8                                                                        Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.9                                                                        Time of Essence

Time shall be of the essence of this Agreement.

10.10                                                                 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta and the parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta. Each of the parties hereto hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

10.11                                                                 Waiver

No waiver by any party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.12                                                                 Contracts of the Trust

The parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any of the unitholders of the Trust such that any recourse against the Trust, the Trustee or True or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based in contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture, as amended, restated or replaced from time to time.

10.13                                                                 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee for and on behalf of TRUE ENERGY TRUST

Per:	(signed) “Dan Sander”

Per:	(signed) “Laura Leong”

TRUE ENERGY INC.

Per:	(signed) “Paul R. Baay”

Per:	(signed) “Wayne Jessee”

SHELLBRIDGE OIL & GAS, INC.

Per:	(signed) “Wayne Babcock”

Per:	(signed) “Mike Bardell”

EXHIBIT A

Plan of Arrangement under Section 193

of the

Business Corporations Act (Alberta)

ARTICLE 1
INTERPRETATION

1.1                                 In this Plan of Arrangement, the following terms have the following meanings:

(a)                                  “ABCA” means the Business Corporations Act (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)                                 “Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(c)                                  “Arrangement Agreement” means the agreement dated May 15, 2006, as amended and restated as of May 24, 2006, among the Trust, True and Shellbridge with respect to the Arrangement and all amendments thereto;

(d)                                 “Articles of Arrangement” means the articles in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made giving effect to the Arrangement;

(e)                                  “business day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

(f)                                    “Certificate” means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(g)                                 “Court” means the Court of Queen’s Bench of Alberta;

(h)                                 “Depositary” means Computershare Investor Services Inc. or such other person as may be designated by True Newco and its officers set out in the Letter of Transmittal;

(i)                                     “Dissent Rights” means the right of a Shellbridge Shareholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

(j)                                     “Dissenting Shareholders” means registered Shellbridge Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

(k)                                  “Effective Date” means the date the Arrangement is effective under the ABCA;

(l)                                     “Effective Time” means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(m)                               “Final Order” means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(n)                                 “Information Circular” means the information circular and proxy statement to be prepared by Shellbridge and forwarded as part of the proxy solicitation materials to holders of Shellbridge Shares in respect of the Meeting;

(o)                                 “Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(p)                                 “Letter of Transmittal” means the letter of transmittal accompanying the Information Circular sent to the holders of Shellbridge Shares pursuant to which holders of Shellbridge Shares are required to deliver certificates representing Shellbridge Shares;

(q)                                 “Meeting” means the special meeting of holders of Shellbridge Shares to be held to consider the Arrangement and related matters, and any adjournment thereof;

(r)                                    “Note Indenture” means a note indenture to be entered into between True Newco and Computershare Trust Company of Canada (or another trust company acceptable to the Trust and Shellbridge) substantially on the terms of the note indenture between True (successor to Tusk Energy Inc.) and Computershare Trust Company of Canada (as amended and restated on February 25, 2005, effective November 2, 2004), subject to such amendments, deletions and changes thereto as may be determined by True Newco and the Trust prior to the Effective Time);

(s)                                  “Notes” means the unsecured, subordinated promissory notes issued pursuant to the Note Indenture (as it may be amended or supplemented), bearing interest and repayable at such times as determined by the Trust and True Newco prior to the Effective Time, such terms to be set forth in the Note Indenture or a supplemental indenture thereto entered into on or prior to the Effective Time;

(t)                                    “Registrar” means the Registrar appointed under Section 263 of the ABCA;

(u)                                 “Shellbridge” means Shellbridge Oil & Gas, Inc., a corporation incorporated under the ABCA;

(v)                                 “Shellbridge Shares” means the common shares in the capital of Shellbridge and “Shellbridge Shareholders” means the holders from time to time of Shellbridge Shares;

(w)                               “True” means True Energy Inc., a corporation amalgamated under the ABCA;

(x)                                   “True Amalco” means True Oil & Gas Ltd., the corporation resulting from the amalgamation of True Newco and Shellbridge pursuant to the provisions of the Arrangement;

(y)                                 “True Newco” means True Oil & Gas Ltd., a corporation incorporated under the ABCA;

(z)                                   “Trust” means True Energy Trust, a trust formed under the laws of the Province of Alberta;

(aa)                            “Trust Unit” means a trust unit of the Trust; and

(bb)                          “Trust Unit Weighted Average Trading Price” shall be determined by dividing (i) the aggregate dollar trading value of all Trust Units sold on the Toronto Stock Exchange over the five consecutive trading days ending on the trading day next preceding the Effective Date by (ii) the total number of Trust Units sold on such stock exchange during such period.

1.2                                 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

2

1.3                                 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4                                 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5                                 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6                                 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1                                 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2                                 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, will become effective on, and be binding on and after, the Effective Time on: (i) the holders of Shellbridge Shares; (ii) True Newco; (iii) the Trust; and (iv) Shellbridge.

2.3                                 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1                                 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)                                  the Shellbridge Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to True Newco (free of any claims), and as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as shareholders of Shellbridge other than the right to be paid the fair value of their Shellbridge Shares in accordance with Article 4;

(b)                                 the Trust shall issue to True Newco a number of Trust Units equal to 0.14 times the number of issued and outstanding Shellbridge Shares (other than those held by Dissenting Shareholders) at the Effective Time;

(c)                                  True Newco shall issue a Note to the Trust for the Trust Units issued pursuant to Section 3.1(b) in the principal amount equal to the Trust Unit Weighted Average Trading Price multiplied by the total number of Trust Units issued pursuant to Section 3.1(b);

(d)                                 Subject to Section 5.6, each issued and outstanding Shellbridge Share (other than those held by Dissenting Shareholders) shall be transferred to True Newco in exchange for 0.14 of a Trust Unit;

(e)                                  True Newco and Shellbridge shall be amalgamated and continue as one corporation such that:

3

(i)                                     immediately prior to such amalgamation the stated capital of the outstanding Shellbridge Shares shall be reduced, without payment, to $1.00 in aggregate;

(ii)                                  all of the shares of Shellbridge shall be cancelled without any repayment of capital;

(iii)                               the articles of the amalgamated corporation shall be the same as the articles of True Newco and the name of the amalgamated corporation shall be “True Resources Inc.”;

(iv)                              no securities shall be issued by the amalgamated corporation in connection with the amalgamation, and for greater certainty, the shares of True Newco shall survive and continue to be shares of the amalgamated corporation without amendment;

(v)                                 the property of each of the amalgamating corporations shall continue to be the property of the amalgamated corporation;

(vi)                              the amalgamated corporation shall continue to be liable for the obligations of each of the amalgamating corporations;

(vii)                           any existing cause of action, claim or liability to prosecution of any of the amalgamating corporations shall be unaffected;

(viii)                        any civil, criminal or administrative action or proceeding pending by or against any of the amalgamating corporations may be continued to be prosecuted by or against the amalgamated corporation;

(ix)                                a conviction against, or ruling, order or judgment in favour of or against any of the amalgamating corporations may be enforced by or against the amalgamated corporation;

(x)                                   the articles of amalgamation of the amalgamated corporation shall be deemed to be the articles of incorporation of the amalgamated corporation and the certificate of amalgamation of the amalgamated corporation shall be deemed to be the certificate of incorporation of the amalgamated corporation;

(xi)                                the by-laws of True Newco shall be the by-laws of the amalgamated corporation;

(xii)                             the first directors of the amalgamated corporation shall be the directors of True Newco;

(xiii)                          the first officers of the amalgamated corporation shall be the officers of True Newco; and

(xiv)                         the registered office of the amalgamated corporation shall be the registered office of True Newco.

3.2                                 With respect to each holder of Shellbridge Shares (other than a Dissenting Shareholder) at the Effective Time, upon the exchange of Shellbridge Shares for Trust Units pursuant to Section 3.1(d):

(i)                                     such former holder of Shellbridge Shares shall be added to the register of holders of Trust Units;

(ii)                                  such holder shall cease to be a holder of the Shellbridge Shares so exchanged and the name of such holder shall be removed from the register of holders of Shellbridge Shares as it relates to the Shellbridge Shares so exchanged;

(iii)                               True Newco shall become the holder of the Shellbridge Shares so exchanged and shall be added to the register of holders of Shellbridge Shares;

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ARTICLE 4
DISSENTING SHAREHOLDERS

4.1                                 Each registered holder of Shellbridge Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Shellbridge Shares and shall only be entitled to be paid the fair value of the holder’s Shellbridge Shares by True Newco. A Dissenting Shareholder who is paid the fair value of the holder’s Shellbridge Shares, shall be deemed to have transferred the holder’s Shellbridge Shares to True Newco at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the holder’s Shellbridge Shares shall be treated as if the holder had participated in the Arrangement on the same basis as a non dissenting holder of Shellbridge Shares notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Shellbridge Shares shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Shellbridge Shares at the Meeting; but in no event shall Shellbridge or True Newco be required to recognize such Dissenting Shareholder as a shareholder of Shellbridge or True Newco after the Effective Time and the name of such holder shall be removed from the applicable register of shareholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1                                 From and after the Effective Time, certificates formerly representing Shellbridge Shares under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Shellbridge Shares represented by such certificates.

5.2                                 True Amalco shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Shellbridge Shares of a duly completed Letter of Transmittal and the certificates representing such Shellbridge Shares, either:

(a)                                  forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal ; or

(b)                                 if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Trust Units, issued to such holder under the Arrangement.

5.3                                 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Shellbridge Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the True Newco and Shellbridge and their respective transfer agents, which bond is in form and substance satisfactory to each of the True Newco and Shellbridge and their respective transfer agents, or shall otherwise indemnify the True Newco and Shellbridge and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4                                 All distributions made with respect to any Trust Units allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. Subject to Section 5.5, the Depositary shall pay and deliver

5

to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5                                 Any certificate formerly representing Shellbridge Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive Trust Units (and any distributions thereon). In such case, such Trust Units shall be returned to True Amalco and any distributions in respect of Trust Units shall be returned to the Trust.

5.6                                 No certificates representing fractional Trust Units shall be issued under this Arrangement. In lieu of any fractional Trust Unit, each registered Shellbridge Shareholder otherwise entitled to a fractional interest in a Trust Unit will receive the nearest whole number of Trust Units (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1                                 True Newco and Shellbridge may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Shellbridge Shares, if and as required by the Court.

6.2                                 Any amendment to this Plan of Arrangement may be proposed by the True Newco or Shellbridge at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3                                 True Newco and Shellbridge may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court.

6.4                                 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the Trust and True Amalco, provided that it concerns a matter which, in the reasonable opinion of the Trust and True Amalco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Shellbridge Shares.

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APPENDIX D –
FAIRNESS OPINION OF ORION SECURITIES INC.

Royal Bank Building 335–8th Avenue S.W., Suite 1210 Calgary, Alberta T2P 1C9 t 403.218.6660

www.orionsecurities.ca

May 24, 2006

The Special Committee of

the Board of Directors of

Shellbridge Oil & Gas, Inc.

230 – 10991 Shellbridge Way

Richmond, British Columbia, V6X 3C6

To the Special Committee of the Board of Directors of Shellbridge Oil & Gas Inc.:

Orion Securities Inc., (“Orion”) understands that Shellbridge Oil & Gas, Inc. (“Shellbridge” or the “Corporation”)  has entered into an agreement dated May 15, 2006, as amended and restated as of May 24, 2006 (the “Arrangement Agreement”) with True Energy Trust (the “Trust”) and its wholly-owned subsidiary, True Energy Inc. (together,  “True”), whereby True Oil & Gas Ltd., another wholly owned subsidiary of the Trust, will, subject to certain conditions, acquire all of the issued and outstanding common shares of Shellbridge on the basis of 0.14 trust units (“Trust Units”) of the Trust for each outstanding Shellbridge share (the “Arrangement”).

The Arrangement

The Arrangement will result, through a series of transactions, in holders (“Shareholders”) of shares (“Common Shares”) of Shellbridge receiving for each Common Share 0.14 of a Trust Unit. Completion of the Arrangement is subject to Shellbridge shareholder approval, court approval and various conditions, including, without limitation,  receipt of all required regulatory approvals and other customary conditions.

The terms of, and conditions necessary to complete the Arrangement are set forth in the Arrangement Agreement and are described in the Information Circular of Shellbridge dated May 24, 2006, prepared in connection with the meeting of the shareholders of Shellbridge (the “Shellbridge Meeting”) called to approve the Arrangement (the “Arrangement Circular”).

Orion’s Engagement

The Special Committee of the Board of Directors of Shellbridge (the “Special Committee”) formally retained Orion pursuant to an engagement agreement dated February 17, 2006 (the “Engagement Agreement”), to provide financial advisory services, including our opinion (collectively, the “Opinion”) as to the fairness to the Shareholders, from a financial point of view, of the consideration to be received by the Shareholders in the Arrangement. In consideration for our services, including providing our Opinion, Orion is to be paid a fee (which fee is not material to Orion) and is to be reimbursed for reasonable out-of-pocket expenses. In addition, Orion and its personnel are to be indemnified by Shellbridge under certain circumstances from and against certain liabilities arising out of the performance of professional services rendered to Shellbridge. Orion has not been engaged to prepare, and has not prepared, a valuation or appraisal of Shellbridge or True, or any of their assets or liabilities, and our Opinion should not be construed as such.

Credentials of Orion

Orion is an independent Canadian full-service, investment-banking firm focused on providing advisory and capital market related services to companies in technology and energy related industries. Orion is a member of the Investment Dealers Association of Canada and a member of the Toronto Stock Exchange and the TSX Venture Exchange. Orion’s services include investment research, trading and distribution of equity securities along with corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. The opinion expressed herein is Orion’s and has been approved by senior investment banking professionals of Orion, who have been involved in a number of transactions involving the merger, acquisition,  divestiture and valuation of publicly traded Canadian issuers and in providing fairness opinions in respect of such transactions.

Independence of Orion

None of Orion, its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)), or a related entity of Shellbridge or True or any of their respective associates or affiliates.  Orion is acting as financial advisor to Shellbridge in regards to the Arrangement and is not acting as an advisor to True or any of its associates or affiliates in connection with any other transaction.

Orion acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such,  may have had today or in the future have positions in the securities of Shellbridge or True and from time to timemay have executed or may execute transactions on behalf of Shellbridge or True or clients for which it received or may receive compensation. In addition, as an investment dealer, Orion conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including research with respect to Shellbridge or True.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

In the case of Shellbridge:

(a)	annual report of Shellbridge for the period ended December 31, 2005;

(b)	audited financial statements of Shellbridge for the period ended December 31, 2005;

(c)	interim reports of Shellbridge since incorporation on July 7, 2005;

(d)	annual information form of Shellbridge dated March 31, 2006 for the three month period ended December 31, 2005;

(e)

independent reserve report concerning Shellbridge’s oil, natural gas liquids and natural gas reserves and the  estimated future cash flow from certain of such reserves, as of December 31, 2005, prepared by Sproule Associates Limited;

(f)

information circular of Dynamic Oil & Gas Inc. dated August 26, 2005 concerning the Plan of Arrangement involving Dynamic Oil & Gas Inc., Sequoia Oil & Gas Trust, Shellbridge Oil & Gas Inc., and 0730008 B.C. Ltd., which subsequently resulted in the creation of the Corporation;

(g)	certain internal financial information, and financial and operational projections of Shellbridge as provided by the Corporation’s management;

(h)	discussions with management of Shellbridge with regard to, among other things, the business, operations, quality of assets, future potential and environmental matters of the Corporation; and

(i)	certificate of representation as to certain factual matters dated the date hereof, addressed to Orion provided by senior officers of the Corporation.

In the case of True:

(a)	annual reports of True for three consecutive years ended December 31, 2003, December 31, 2004, and December 31, 2005, respectively;

(b)	audited financial statements of True the three consecutive years ended December 31, 2003, December 31, 2004, and December 31, 2005, respectively;

(c)	interim reports of True for each of the quarters ended September 30, 2004, December 31, 2004, March 31, 2004, June 30, 2005, September 30, 2005 and March 31, 2006;

(d)	annual information form of True dated March 28, 2006 for the year ended December 31, 2005;

(e)	renewal annual information forms of True dated May 12, 2004 and March 21, 2005 for the years ended December 31, 2003 and December 31, 2004, respectively;

(f)	management information circular of True dated March 21, 2006 in respect of the annual meeting of the Trust held on April 24, 2006;

(g)	management information circulars of True in respect of the annual meetings of True Energy Inc. held on May 21, 2003 and May 20, 2004;

(h)

independent reserve reports concerning certain of True’s oil, natural gas liquids and natural gas reserves  and the estimated future cash flow from such reserves, effective December 31, 2005 prepared by GLJ Petroleum Consultants Ltd. (“GLJ”) and Chapman Petroleum Engineering Ltd.;

(i)	independent reserve report concerning certain of Meridian Energy Corporation’s oil and gas assets, effective December 31, 2004 prepared by Sproule Associates Ltd.;

(j)

information circular of True Energy Inc. dated September 30, 2005 concerning the Plan of Arrangement involving True Energy Inc., TKE Energy Trust, TKE Energy Inc., Marengo Exploration Ltd., 1129440 Alberta Inc., Vero Energy Inc., Vero Finance Corp., True Energy Inc. Shareholders, and Vero Finance Corp. Shareholders, which resulted in the creation of the Trust;

(k)

relevant documentation for the Trust in connection with the Plan of Arrangement involving True Energy Inc., TKE Energy Trust, TKE Energy Inc., Marengo Exploration Ltd., 1129440 Alberta Inc., Vero Energy Inc., Vero Finance Corp., True Energy Inc., Shareholders, and Vero Finance Corp. Shareholders, which resulted in the creation of the Trust;

(l)	certain internal financial information, financial and operational projections of True as provided by True’s management;

(m)	discussions with management of True with regard to, among the other things, the business, operations, quality of assets, future potential and environmental matters of True; and

(n)	certificate of representation as to certain factual matters dated as of the date hereof, addressed to Orion provided by senior officers of True.

In addition to the information detailed above, Orion has further reviewed, considered and relied upon, among other things, the following:

(a)	the Arrangement Circular which contains, or incorporates by reference, among other things,

(i) the Arrangement Agreement;

(ii) a description of the Trust Units;

(iii) opinion of counsel to True as to the Canadian federal income tax consequences for Shareholders as a result of the Arrangement; and

(b)	a description of the Trust’s Trust Unit Incentive Plan;

(c)	the trust indenture pursuant to which the Trust is constituted;

(d)	public information related to the business, operations, financial performance and stock trading histories of Shellbridge and True, and other selected public oil and gas companies;

(e)	data with respect to other transactions of a comparable nature considered by Orion to be relevant; and

(f)	other information, analyses and investigations as Orion considered appropriate in the circumstances.

Assumptions and Limitations

Orion has relied upon, and has assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by Orion from public sources, including information relating to Shellbridge and True, or provided to Orion by Shellbridge and True, and their affiliates or advisors or otherwise pursuant to our engagement and this Opinion is conditional upon such completeness, accuracy,  and fairness. Subject to the exercise of professional judgment and except as expressly described herein, Orion hasnot attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions,  and representations. Senior management of Shellbridge and True, have represented to Orion, in certificates delivered as at the date hereof, amongst other things, that the information, data, opinions, and other materials (collectively referred to as the “Information”) provided to Orion on behalf of Shellbridge and True, as the case may be, are complete and correct at the date the Information was provided to Orion and that since the date of the Information,  there has been no material change, financial or otherwise, in the position of Shellbridge and True, or in their respective assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect that has not been publicly disclosed.

Orion was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement. Orion has, with respect to all legal and tax matters relating to the Arrangement and the implementation thereof, relied on advice of legal and tax counsel to Shellbridge and True and expresses no view thereon. The Arrangement is subject to a number of conditions outside the control of Shellbridge and True and Orion has assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering this Opinion, Orion expresses no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Arrangement Circular.

Orion’s Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Shellbridge and True as they were reflected in the information and documents reviewed by Orion and as they were represented to Orion in our discussions with management of Shellbridge and True. In addition, Orion considered the financial condition and prospects of Shellbridge and True as they are reflected in the information and documents reviewed by Orion. In rendering this Opinion, Orion has assumed that there are no undisclosed material facts relating to Shellbridge and True or their businesses, operations, capital or future prospects. Any changes therein may affect Orion’s Opinion and, although Orion reserves the right to change or withdraw its Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update our Opinion after today.

Orion believes that the analyses and factors considered in arriving at this Opinion are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered,  without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.  In our analyses and in connection with the preparation of this Opinion, Orion made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While in the opinion of Orion, the assumptions used in preparing this Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that the consideration to be received by the Shareholders in the Arrangement is fair, from a financial point of view, to the Shareholders.

This Opinion is not, and is not intended to be, a recommendation to the Shareholders as to how to vote at the Shellbridge Meeting. This Opinion may be relied upon by the Special Committee for the purposes of considering the Arrangement and any recommendation to the Shareholders with respect to the Arrangement that the Special Committee may make, but may not be used or relied upon by any other person or for any other purpose without our express prior written consent.

Yours very truly,

(signed) Orion Securities Inc.

ORION SECURITIES INC.

APPENDIX E –

INFORMATION CONCERNING SHELLBRIDGE OIL & GAS, INC.

TABLE OF CONTENTS

NOTICE TO READER
SHELLBRIDGE
GENERAL DEVELOPMENT OF THE BUSINESS
NARRATIVE DESCRIPTION OF THE BUSINESS
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION
FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS
DESCRIPTION OF SHARE CAPITAL
CAPITALIZATION
OPTIONS TO PURCHASE SECURITIES
DIRECTORS AND OFFICERS
SUMMARY OF EXECUTIVE COMPENSATION
Stock Option Plan
Stock Options
Salaries and Bonuses
Compensation of Senior Management
Compensation of Directors
Directors’ and Officers’ Insurance
STATEMENT OF CORPORATE GOVERNANCE POLICIES AND PRACTICES
Requirements
Board of Directors
Mandate of the Board of Directors and its Committees
Directorships
Position Descriptions
Orientation and Continuing Education
Ethical Business Conduct
Nomination of Directors
Compensation
Assessments
Committees
Audit Committee
Reserves Audit Committee
Corporate Governance Committee
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
PRINCIPAL SHAREHOLDERS
PRIOR SALES
PRICE RANGE AND TRADING VOLUME OF COMMON SHARES
DIVIDENDS
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
MATERIAL CONTRACTS
RISK FACTORS
INTERESTS OF EXPERTS
LEGAL PROCEEDINGS
AUDITORS, REGISTRAR AND TRANSFER AGENT
SCHEDULE “A” BOARD OF DIRECTORS’ CHARTER
SCHEDULE “B” AUDIT COMMITTEE CHARTER
SCHEDULE “C” FINANCIAL STATEMENTS

NOTICE TO READER

Capitalized words, phrases and abbreviations used in this Appendix E but not defined herein shall have the same meanings ascribed to such words, phrases and abbreviations as in the Glossary of Terms and Abbreviations contained in the Information Circular to which this Appendix E is attached.

SHELLBRIDGE

Shellbridge Oil & Gas, Inc. was incorporated on July 7, 2005 under the Business Corporations Act (Alberta).  Shellbridge is actively engaged in the acquisition, exploration and development of natural gas and crude oil properties in British Columbia, Alberta and Saskatchewan.  Shellbridge is a reporting issuer or the equivalent thereof in the provinces of British Columbia and Ontario and the Shellbridge Shares are listed and posted for trading on the TSX.

Shellbridge’s head office is located at #230 – 10991 Shellbridge Way, Richmond, British Columbia, V6X 3C6 and its registered office is located at Suite 3300, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

Shellbridge has no subsidiaries.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities commissions or similar authorities in the provinces of Canada in which Shellbridge is a reporting issuer, are specifically incorporated by reference in, and form an integral part of, this Appendix E, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Appendix E or in any other subsequently filed document that is also incorporated by reference in this Appendix E.

(a)           the Annual Information Form (the “AIF”) of the Corporation for the year ended December 31, 2005 dated March 31, 2006;

(b)           the Report on Reserve Data and Other Oil and Gas Information on Form 51-102F1, the Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor on Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure on Form 51-101F3 for the period ended December 31, 2005;

(c)           the audited financial statements of Shellbridge as at and for the period ended December 31, 2005, together with the notes thereto and the auditors’ report thereon;

(d)           management’s discussion and analysis of financial conditions and results of operations of Shellbridge for the period ended December 31, 2005;

(e)           the unaudited interim financial statements of Shellbridge for the three month period ended March 31, 2006;

(f)            management’s discussion and analysis of the financial condition and results of operations of Shellbridge for the three month period ended March 31, 2006; and

(g)           material change report of Shellbridge dated April 21, 2006 relating to the Trust and True acquiring all of Shellbridge’s issued and outstanding shares.

Any documents of the type referred to above (except confidential material change reports) filed by Shellbridge with the various securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date, shall be deemed to be incorporated by reference into this Appendix E.

Any statement contained in this Information Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Information Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not constitute a part of this Information Circular, except as so modified or superseded.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Shellbridge by submitting a request to Shellbridge by telephone (604) 214-0550, by fax (604) 214-0551 or by mail to Shellbridge Oil & Gas, Inc., #230 – 10991 Shellbridge Way, Richmond, British Columbia, V6X 3C6, Attention: Corporate Secretary.  These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

GENERAL DEVELOPMENT OF THE BUSINESS

Reference is made to the disclosure contained under the heading “General Development of the Business” in the AIF.

NARRATIVE DESCRIPTION OF THE BUSINESS

Reference is made to the disclosure contained under the heading “Description of the Business”, “Employees” and “Property Overview” in the AIF.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Reference is made to the Report on Reserve Data and Other Oil and Gas Information on Form 51-101F1, the Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor on Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure on Form 51-101F3.

FINANCIAL STATEMENTS

Reference is made to the audited financial statements of Shellbridge as at and for the three month period ended December 31, 2005, together with the notes thereto and the auditors’ report thereon and the unaudited interim financial statements of Shellbridge for the three month period ended March 31, 2006.

In addition to those financial statements incorporated by reference herein, reference is also made to the audited balance sheet of Shellbridge as at August 26, 2005 and the audited schedule of revenue and operating expenses of the Exploration Assets for each of the years ended December 31, 2004 and 2003 and the nine months ended December 31, 2002 and the unaudited comparative schedule of revenue and operating expenses of the Exploration Assets for the six months ended June 30, 2005 and 2004, which are attached hereto to this Appendix as Schedule “C” (collectively, the “Financial Statements”).

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to the Management’s Discussion and Analysis for the three month period ended December 31, 2005 (the “Annual MD&A”) and Management’s Discussion and Analysis for the three month period ended March 31, 2006 (the “Interim MD&A”).  The Annual MD&A and Interim MD&A should be read in connection with the Financial Statements.

DESCRIPTION OF SHARE CAPITAL

For a description of the rights attaching to the Shellbridge Shares, reference is made to the disclosure contained under the heading “Description of Share Capital” in the AIF.  As at May 22, 2006, 29,412,612 Shellbridge Shares were issued and outstanding.

CAPITALIZATION

The following table sets forth the capitalization of Shellbridge as at December 31, 2005 and as at March 31, 2006.  This table should be read in conjunction with the audited financial statements of Shellbridge for the three month period ended December 31, 2005 and the unaudited interim financial statements of Shellbridge for the three months ended March 31, 2006.

	Authorized	Outstanding as at December 31, 2005	Outstanding as at March 31, 2006

Debt
Revolving bank credit facility	$6,500,000	NIL	NIL
Share Capital:
Shellbridge Shares	Unlimited shares	$21,106,626 (29,087,612 shares)	$20,341,426 (29,087,612 shares)

OPTIONS TO PURCHASE SECURITIES

At the special meeting of the shareholders of Dynamic Oil & Gas, Inc. held on September 27, 2005, the shareholders approved the adoption of the Shellbridge stock option plan (“Option Plan”), which authorized Shellbridge’s Board of Directors to issue stock options to directors, officers or other service providers of Shellbridge.  The Option Plan is administered by Shellbridge’s Board of Directors with the consent of a committee of independent directors designated by the Board.  Under the terms of the Option Plan, the Board of Directors are authorized to provide for the granting, exercise, method of exercise and vesting of options to purchase Shellbridge Shares subject to the terms and conditions of the Option Plan.

At any time, the maximum number of Shellbridge Shares issuable pursuant to options granted under the Option Plan shall be 10% of the issued and outstanding Shellbridge Shares, or such additional amount as may be approved by the shareholders of Shellbridge.  The Shellbridge Shares in respect of which stock options are not exercised shall be available for subsequent stock option grants.  The term of options granted shall be determined by the Board of Directors of Shellbridge in its discretion, to a maximum of five years from the date of grant.

The aggregate number of Shellbridge Shares that are reserved for issuance to any one person under the Option Plan, together with all other share compensation arrangements of Shellbridge, shall not exceed 5% of the total number of issued and outstanding Shellbridge Shares (on a non-diluted basis).  In addition, the aggregate number of the Shellbridge Shares reserved for issuance to insiders under the Option Plan, together with all other share compensation arrangements of Shellbridge, shall not exceed 10% of the total number of issued and outstanding Shellbridge Shares (on a non-diluted basis).  The Option Plan also provides that the aggregate number of Shellbridge Shares issued within a one-year period, together with all other share compensation arrangements of Shellbridge, shall not exceed 10% of the total number of issued and outstanding Shellbridge Shares or, in the case of issuances to insiders and their associates, 5% of the total number of issued and outstanding Shellbridge Shares.

The price per share at which Shellbridge Shares may be purchased under the Option Plan (the “Option Price”), as may be adjusted pursuant to the provisions of the Option Plan, shall be fixed by the Board of Directors of Shellbridge at the time of grant but shall not be lower than the market price per Shellbridge Share.  For purposes of the Option Plan, the market price means the closing price per Shellbridge Share on the stock exchange on which the Shellbridge Shares are listed for the last day Shellbridge Shares were traded prior to the date of the grant.

Options are non-assignable and non-transferable by the person to whom they are granted.  In the event of a holder’s death, permanent disability or retirement in accordance with Shellbridge’s retirement policy, an option shall be exercisable until the earlier of the expiration period or the date that is 365 days after the date of death, permanent disability or retirement, whichever is earlier.  In the event of a holder’s termination for cause, any option held by such holder shall be cancelled as of the date of the notice of termination.  In the event of a holder’s early retirement, voluntary resignation or termination other than for cause, the holder’s stock options shall be terminated on the earlier of the expiration of the option period and 30 days after the date of such retirement, resignation or termination or notice thereof.

In the event of a “change of control” (as defined in the Option Plan), all stock options shall immediately vest and be exercisable.  The Option Price and number of Shellbridge Shares issuable under outstanding options may be adjusted in the event of a share reorganization, special distribution or corporate reorganization, subject to regulatory approval.

The Board of Directors of Shellbridge may, at any time, suspend, terminate or discontinue the Option Plan, or amend or revise the terms of the Option Plan or of any option granted under the Option Plan, subject to the receipt of all necessary regulatory approvals, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect the terms of any option granted under the Option Plan without the consent of the holder.

As at May 22, 2006, options to acquire 1,940,000 Shellbridge Shares (6.6% of the issued and outstanding Shellbridge Shares) have been granted to directors, officers, employees and persons providing ongoing management and consulting services to Shellbridge at an exercise price of $1.44.

Holders of all Shellbridge Options have entered into Option Exchange Agreements with Shellbridge and the Trust whereby all such holders have agreed, subject to the Arrangement becoming effective, that any Shellbridge Options not previously exercised shall be exchanged immediately following the Effective Time for Trust Replacement Options which will entitle the holder for a period of five (5) business days following the Effective Date, to purchase on exercise thereof 0.14 of a Trust Unit at an exercise price equal to the exercise price that each Shellbridge Option was exercisable for.

DIRECTORS AND OFFICERS

For information in respect of the current directors and officers of Shellbridge, reference is made to the disclosure contained under the heading “Directors and Officers” in the AIF.  Upon completion of the Arrangement, directors and officers of True, will be the directors and officers of True Amalco, as successor to True NewCo and Shellbridge.  See “Directors and Officers of True” in the Trust’s AIF.

SUMMARY OF EXECUTIVE COMPENSATION

The following table (presented in accordance with applicable Canadian securities regulations (the “Regulation”)) sets forth all annual and long-term compensation for services in all capacities to Shellbridge for the most recently completed financial reporting period (to the extent required by the Regulation) rendered by the Chief Executive Officer, Chief Financial Officer and the other most highly compensated executive officers of Shellbridge as at December 31, 2005 (collectively “the Named Executive Officers”).  Shellbridge did not have any executive officers whose individual total compensation from Shellbridge exceeded $150,000 for the period ended December 31, 2005 (on an annualized basis).

Summary Compensation Table

					Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)				Securities Under Options/SARs Granted(2)	Restricted Shares or Restricted Share Units	LTIP Payouts(3)	All Other Compensation
		Annual Compensation(1)
				Other Annual
		Salary	Bonus	Compensation
		$	$	$
Wayne J. Babcock President, CEO	Fiscal 2005	29,430	Nil	Nil	300,000	Nil	Nil	Nil
Donald K. Umbach Vice- President, COO	Fiscal 2005	29,430	Nil	Nil	300,000	Nil	Nil	Nil
Michael A. Bardell, CFO	Fiscal 2005	29,430	Nil	Nil	200,000	Nil	Nil	Nil

Notes:

(1)           Fiscal 2005 consists of the period from October 1 to December 31, 2005, commencing with the date Shellbridge commenced operations.

(2)           Total number of stock options exercisable by the Named Executive Officers at the end of each reporting period noted.  No stock appreciation rights (“SARs”) have been granted by Shellbridge.

(3)           Long-Term Incentive Plan (“LTIP”) - any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year.

During the three month period ended December 31, 2005, Shellbridge paid cash compensation to the Named Executive Officers in the aggregate sum of $88,290.

Long Term Incentive Plan (LTIP) Awards

Shellbridge does not have a LTIP pursuant to which cash or non-cash compensation may be paid or distributed by Shellbridge to motivate performance.

Option/Stock Appreciation Right (“SAR”)
Grants during Period Ended December 31, 2005

The following table sets forth details of all grants of stock options to purchase Shellbridge Shares to each of the Named Executive Officers during the three month period ended December 31, 2005.

Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted to Employees in 2005	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Wayne J. Babcock	300,000	13%	$1.44	$432,000	Oct. 17, 2010
Donald K. Umbach	300,000	13%	$1.44	$432,000	Oct. 17, 2010
Michael A. Bardell	200,000	9%	$1.44	$288,000	Oct. 17, 2010

Options/SAR Exercises in Period Ended December 31, 2005
and December 31, 2005 Year-End Option Values

The following table sets forth details of all exercises of stock options during the three month period ended December 31, 2005 by each of the Named Executive Officers, the number of stock options held as at December 31, 2005 by each of the Named Executive Officers and the value of unexercised in-the-money options on an aggregated basis as at December 31, 2005.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2005 (#)(1) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at December 31, 2005 ($)(1)(2) Exercisable/ Unexercisable
Wayne J. Babcock	Nil	Nil	111,111/188,889	Nil
Donald K. Umbach	Nil	Nil	111,111/188,889	Nil
Michael A. Bardell	Nil	Nil	11,111/188,889	Nil

Notes:

(1)           As freestanding SARs have not been granted, the numbers relate solely to stock options.

(2)           Value of unexercised in-the-money options calculated using the closing price of the Shellbridge Shares on the TSX on December 31, 2005 of $1.42, less the exercise price of in-the-money stock options.

Option and SAR Repricings

Shellbridge did not re-price any stock options held by the Named Executive Officers under the Option Plan or otherwise during the three month period ended December 31, 2005.

Stock Option Plan

Reference is made to the disclosure contained above under the heading “Options to Purchase Securities” for a description of Shellbridge’s Option Plan.

Equity Compensation Plan Information

The Option Plan described above is Shellbridge’s only equity compensation plan.  The following table contains information as at December 31, 2005 with respect to the Option Plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights		Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Outstanding Options, Warrants and Rights)
Plans approved by shareholders(1)	2,265,000		$1.44	Nil
Plans not approved by shareholders	Nil	$	Nil	Nil

Note:

(1)           Represents Shellbridge Shares issuable under Shellbridge’s Option Plan.

Retirement and Pension Plans

Shellbridge does not provide any retirement or pension plan benefits to its directors or executive officers.

Termination of Employment, Changes in Responsibility and Employment Contracts

As at December 31, 2005, Shellbridge had employment contracts with all of the Named Executive Officers.  Each of the contracts provides for standard employment provisions including salary, benefits, vacation time, non-competition and confidentiality provisions.  See “Summary Compensation Table” above.  If a Named Executive Officer elects to resign within six months of a change of control of Shellbridge for the sole reason that a change of control of Shellbridge has occurred, the Named Executive Officer is entitled to receive a severance package including an amount equal to 24 months’ salary and the economic benefit of any stock options then outstanding.  If the Named Executive Officer is terminated by Shellbridge without cause, the Named Executive Officer is entitled to a severance package including an amount equal to 24 months’ salary, the economic benefit of any stock options then outstanding, and certain health and insurance benefits for a period not to exceed six months.

Shellbridge did not have any other compensatory plan or arrangement as at December 31, 2005 in respect of compensation received or that may be received by the Named Executive Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

Composition of the Compensation Committee

Shellbridge’s Compensation Committee consists of three “independent” directors (for purposes of National Instrument 58-201 — Corporate Governance Guidelines) of Shellbridge, namely, David J. Jennings (Chair), John A. Greig and William B. Thompson.  None of the members of the Compensation Committee have any indebtedness to Shellbridge nor have they any material interest, or have they any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transaction during the three month period ended December 31, 2005 which has materially affected or would materially affect Shellbridge.

Report on Executive Compensation

In 2005, Shellbridge established its Compensation Committee for the purpose of considering and making recommendations to the Board of Directors for appropriate compensation packages for Shellbridge’s executive officers and directors.  The guiding philosophy of the Compensation Committee in determining compensation for executives has been to provide a compensation package that is flexible, entrepreneurial and geared towards attracting, retaining and motivating executive officers.  The policies of the Compensation Committee will encourage performance by executives to enhance the growth and profitability of Shellbridge.  Achievement of these objectives will contribute to an increase in shareholder value.  The Compensation Committee expects to accomplish this through defining the key components for executive officer compensation, being a base salary comparable to executive salaries in established junior peer group companies, and long-term incentives in the form of stock options.  Short-term incentives in the form of a cash bonus could be paid for significant contributions to Shellbridge.  In combination, these elements are designed to recognize those activities of Management that advance the short and long-term business objectives of Shellbridge.  The Compensation Committee meets as required, but not less than annually.

Shellbridge has never had a pension plan or provided compensation in the form of any plan intended to serve as an incentive for long-term performance greater than one financial year.

Stock Options

During the three month period ended December 31, 2005, members of the Compensation Committee recommended, and the Board of Directors approved, the granting of 2,265,000 options to executives, employees, service providers and directors of Shellbridge.  There were no option re-pricings during the three month period ended December 31, 2005.  Recommendations with respect to option grants take into account the amount and terms of outstanding options.

Salaries and Bonuses

The Compensation Committee has approved the salaries of senior management and noted that the salary levels for these individuals are on the low end of salaries for executives in comparable positions in the peer group of oil and gas exploration and development companies.

There are discretionary bonus provisions in the management contracts for senior management.  However, no bonuses have been awarded as of the date hereof.

Compensation of Senior Management

The Compensation Committee considers it prudent to ensure that remuneration arrangements for key executives are competitive with Shellbridge’s peers and to include an element of reward when warranted to reflect above-average performance.

The Compensation Committee further resolved that, consistent with the peer group of companies, all of the Named Executive Officers would be eligible for discretionary stock option participation.

We consider that we get excellent value for the compensation paid to our employees.

Respectfully submitted,

David J. Jennings, Chairman
John A. Greig
William B. Thompson

Performance Graph

The graph below compares the percentage changes in the cumulative total shareholder return on the Shellbridge Shares against the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index from the commencement of trading of Shellbridge on the Toronto Stock Exchange to December 31, 2005, assuming a $100 initial investment with all dividends reinvested.

	S&P/TSX Composite Index		S&P/TSX Capped Energy Index		Shellbridge Oil & Gas, Inc. Closing Prices
Period Ended(1)	Index Value	Relative Value	Index Value	Relative Value	CAD $	Relative Value
October 5, 2005	25,258.4	100	324.76	100	1.71	100
December 31, 2005	26,618.8	105	337.87	104	1.42	83

Note:

(1)           Shellbridge commenced trading on the TSX on October 5, 2005.

Compensation of Directors

Shellbridge has no arrangements, standard or otherwise, pursuant to which directors are paid cash compensation by Shellbridge for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the period ended December 31, 2005.

At the special meeting of the shareholders of Dynamic Oil & Gas, Inc., held on September 27, 2005, shareholders approved a stock option plan for Shellbridge.  Shellbridge granted a total of 575,000 stock options to the independent directors pursuant to the Option Plan during the three month period ended December 31, 2005.

Directors’ and Officers’ Insurance

Shellbridge maintains insurance for its directors and officers against certain liabilities incurred by them in their capacity as directors and officers of Shellbridge in the aggregate amount of $5,000,000.  Shellbridge paid a premium of $36,992 to secure this insurance coverage for the period commencing on November 4, 2005 and ending on December 31, 2006.

STATEMENT OF CORPORATE GOVERNANCE POLICIES AND PRACTICES

Requirements

The Canadian Securities Administrators have adopted National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (the “Guidelines”), both of which came into force as of June 30, 2005 and effectively replaced the corporate governance guidelines and disclosure policies of the Toronto Stock Exchange.  NI 58-101 requires issuers such as Shellbridge to disclose the corporate governance practices that they have adopted, while the Guidelines provide guidance on corporate governance practices.

Shellbridge’s Board of Directors and management recognize that effective corporate governance is important to the direction and operation of Shellbridge in a manner which ultimately enhances shareholder value.  As a result, Shellbridge has developed and implemented, and continues to develop, implement and refine formal policies and procedures which reflect its ongoing commitment to corporate governance best practices.  Based on its review of these corporate governance requirements, Shellbridge believes that it complies with all corporate governance rules now applicable to it.

Board of Directors

Three of Shellbridge’s current directors (and nominees for re-election as Directors at the Meeting) are considered “independent” within the meaning of applicable securities legislation.  Wayne J. Babcock, by virtue of being the President and Chief Executive Officer of Shellbridge and Donald K. Umbach, by virtue of being Vice-President and Chief Operating Officer of Shellbridge, are members of management, and, as such, determined to be non-independent.  Wayne J. Babcock is the Chairman of the Board of Directors of Shellbridge.  The Board of Directors is aware of the need for it to function independently of management.  All committees of the Board of Directors are, at present, only comprised of directors independent of management and the Board of Directors will establish further independent committees when independent functions are required.  At present, the Chairman’s function is only to call for and chair meetings of the Board of Directors and shareholders.  If the Chairman is to be mandated with executive functions, then the Board of Directors will consider appointing an independent chairman at that time.

Based on a review and analysis of their financial, contractual, and other relationships to Shellbridge and senior management, it has been determined by the Board of Directors that a majority of the directors are independent.

The independent directors of the Board of Directors have held in camera sessions of the Board and are the only members of the Board’s committees.  As such, the independent directors are in regular contact with one another.  The following table provides a summary of attendance for Board of Directors and Committee members from September 30, 2005 to December 31, 2005.

Name	Board of Directors Meetings Attended	Committee Meetings Attended
Wayne J. Babcock	2 of 2	Not a committee member
Donald K. Umbach	2 of 2	Not a committee member
David J. Jennings	2 of 2	1 of 1 (Audit) 1 of 1 (Compensation)
John A. Greig	2 of 2	1 of 1 (Audit) 1 of 1 (Compensation) The Reserves Audit Committee met subsequent to December 31, 2005
William B. Thompson	2 of 2	1 of 1 (Audit) 1 of 1 (Compensation) The Reserves Audit Committee met subsequent to December 31, 2005

Mandate of the Board of Directors and its Committees

The Board of Directors has responsibility for hiring senior management, and supervising and overseeing the management of the business of Shellbridge.  These duties and responsibilities, among others, are set forth in a written mandate of the Board of Directors that has been adopted.  A copy of the mandate for the Board of Directors and its standing committees is attached to this Appendix as Schedule “A” and “B”, respectively.

Directorships

Certain of the directors of Shellbridge are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name	Reporting Issuer (or equivalent in foreign jurisdiction)
John A. Greig	Director of: Eurozinc Mining Corp., Diamondex Resources Ltd., and Blackstone Ventures Inc.
Wayne J. Babcock	Director of Redcorp Ventures Ltd.

Position Descriptions

The Board of Directors has not developed written position descriptions for the Chairman or the Chair of each of the Board committees; however, the Board of Directors looks to the Chairman and the Chair of each of its committees to play a lead role in ensuring that the respective mandates are fulfilled, with the Board of Directors retaining plenary power and responsibility.

The Board, in consultation with the Compensation Committee, has developed a written position description for the Chief Executive Officer.

Orientation and Continuing Education

Shellbridge’s orientation process for new members of the Board of Directors includes an introductory overview of Shellbridge’s business, including relevant financial information, the committee charters, policies affecting Board members and other background information.  In addition, on a periodic basis, the Board of Directors invites senior operating management to attend at Board meetings to report on their respective business activities.

Ethical Business Conduct

Shellbridge has adopted a combined Code of Ethics and Conduct that applies to its directors, officers, employees and consultants who provide material services to or for Shellbridge.  The Board of Directors is responsible for monitoring compliance with the Code of Ethics and Conduct and for approving waivers of such standards by any director or officer.  Waivers in respect of employees or consultants may be given by the Chief Financial Officer.  No such waivers for any of Shellbridge’s directors or officers have been granted as of the date hereof.  All directors, officers, employees and consultants are encouraged to report violations of the Code of Ethics and Conduct in accordance with the provisions described therein.  The Code is available on Shellbridge’s website at www.shellbridge.ca.

Nomination of Directors

The Chair of the Board of Directors and the Corporate Governance Committee will consider the Board’s size each year when the Board of Directors considers the number of directors to recommend to its shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain diversity of view and experience.  The Board of Directors has not appointed a nominating committee and these functions are currently performed by the Board of Directors as a whole.  The Corporate Governance Committee assists the Board of Directors by advising with respect to nominees.

Compensation

The amount and form of directors’ compensation is reviewed periodically by the Compensation Committee, with any resulting recommendation made to the full Board of Directors.  During 2005, none of the directors received cash compensation for acting as a director.  See “Executive Compensation - Compensation of Directors”.

Assessments

The Board of Directors does not formally review the contributions of individual directors.  However, it believes that its current size facilitates informal discussion and evaluation of members’ contributions within that framework.

Committees

In addition to the Compensation Committee described under “Executive Compensation - Composition of the Compensation Committee”, the Board of Directors has appointed the following committees.

Audit Committee

The Board of Directors has appointed an Audit Committee which is composed of three directors, John A. Greig, David J. Jennings,  and William B. Thompson, all of whom are independent directors for the purposes of applicable securities legislation.  The main function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of Shellbridge and reviewing the financial information to be provided to Shellbridge’s stockholders and others.  For further details on the Audit Committee, please refer to the section entitled “Audit Committee” in Shellbridge’s Annual Information Form for the period ended December 31, 2005.  Shellbridge’s Annual Information Form is available, once filed on or before March 31, 2006, on www.sedar.com.

Reserves Audit Committee

The Reserves Audit Committee is comprised of two members, William B. Thompson and John A Greig.  The members are directors who are considered independent within the meaning of applicable securities laws.  The Reserves Audit Committee assists the Board of Directors in approving crude oil and natural gas reserves data in documents to be filed under applicable securities legislation or otherwise disclosed by Shellbridge.  The Reserves Audit Committee’s responsibilities include reviewing Shellbridge’s procedures for providing information to the reserves evaluator and to meet with management and the reserves evaluator to review the reserves data.

Corporate Governance Committee

The Corporate Governance Committee is comprised of three directors, David J. Jennings, John A. Greig and William B. Thompson, all of whom are independent directors for the purposes of applicable securities legislation.  The Corporate Governance Committee is responsible for assisting the Board of Directors in establishing and implementing corporate governance policies, evaluating the composition of the Board of Directors and its committees, and to identify individuals qualified to serve as members of the Board.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness of any current or former director, executive officer, senior officer, proposed nominee for election as a director or associate of any of them, to or guaranteed or supported by Shellbridge either pursuant to an employee stock purchase program of Shellbridge or otherwise, during the most recently-completed financial year.

PRINCIPAL SHAREHOLDERS

To the best knowledge of Shellbridge, as of May 23, 2006, there were no shareholders who own, or are known by Shellbridge to own, of record or beneficially, either directly or indirectly, or exercised control or direction over, more than 10% of the issued and outstanding voting shares of Shellbridge.

PRIOR SALES

On October 3, 2005, 3,333,333 Shellbridge Shares at a price of $1.20 per share were issued for gross proceeds of $4.0 million, 1,666,666 of which shares were issued on a “flow-through” basis pursuant to the Tax Act.  In the twelve months prior to the date hereof, an aggregate of 325,000 Shellbridge Shares were issued for aggregate gross proceeds of $468,000 on the exercise of outstanding Shellbridge Options at an exercise price of $1.44.  Shellbridge has not issued any other Shellbridge Shares in the last twelve months, other than an aggregate of 25,754,279 Shellbridge Shares issued to former shareholders of Dynamic Oil & Gas, Inc.

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

The common shares of Shellbridge are listed and posted for trading on the TSX under the symbol “SHB”.

	Price Range ($)
	High	Low	Trading Volume
2005

October(1)	1.85	1.30	825,333
November	1.43	1.10	765,018
December	1.65	1.15	2,501,471

2006

January	1.70	1.35	1,311,983
February	1.75	1.35	1,191,150
March	2.05	1.47	1,832,774
April	2.35	1.93	3,540,487

May 1 to 23	2.19	1.80	2,000,767

Note:

(1)           The Shellbridge Shares commenced trading on the TSX on October 5, 2005.

On December 31, 2005, the closing price of the Shellbridge Shares on the TSX was $1.42.  On April 12, 2006, the first day following the announcement of the Arrangement, the closing price of the Shellbridge Shares on the TSX was $2.15.

DIVIDENDS

Shellbridge has not declared or paid any dividends on its Shellbridge Shares since its incorporation and does not foresee the declaration or payment of dividends in the near future.  Any decision to pay dividends on the Shellbridge Shares will be made by the board of directors on the basis of Shellbridge’s earnings, financial requirements and other conditions existing at such future time.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular or this Appendix under “Executive Compensation” and “Report on Executive Compensation”, none of the directors, officers or principal shareholders of Shellbridge and no associate or affiliate of any of them, has or has had any material interest, direct or indirect, in any past transaction or in any proposed transaction that has materially affected or will materially affect Shellbridge or any of its affiliates.

Holders of all Shellbridge Options have entered into Option Exchange Agreements with Shellbridge and the Trust whereby all such holders have agreed, subject to the Arrangement becoming effective, that any Shellbridge Options not previously exercised shall be exchanged immediately following the Effective Time for Trust Replacement Options which will entitle the holder for a period of five (5) business days following the Effective Date, to purchase on exercise thereof 0.14 of a Trust Unit at an exercise price equal to the exercise price that each Shellbridge Option was exercisable for.

The Shellbridge Options held by the senior officers and directors of Shellbridge represent 64.4% of the total Options, with the remaining 35.6% being held by other employees and consultants of Shellbridge.  Senior officers of the Corporation hold Shellbridge Options exercisable at a price of $1.44 per share to purchase an aggregate of 875,000 Shellbridge Shares.  In addition, pursuant to employment agreements with officers of Shellbridge, the acquisition of all of the outstanding Shellbridge Shares by True pursuant to the Arrangement will constitute a change of control resulting in Shellbridge being required to pay an aggregate amount to such officers of $886,500.  The foregoing may be considered a “collateral benefit” for purposes of Ontario Securities Commission Rule 61-501.  However, Ontario Securities Commission Rule 61-501 expressly excludes benefits from being “collateral benefits” if such benefits are received solely in connection with the related party’s services as an employee, director or consultant under certain circumstances, including that the benefits are disclosed in the disclosure document for the transaction, and, at the time the transaction is agreed to, the related party and its associated entities (as defined in Ontario Securities Commission Rule 61-501) beneficially own, or exercises control or direction over, less than 1% of the outstanding Shellbridge Shares.  Each of the officers of Shellbridge whose unvested Shellbridge Options were accelerated as a result of the Arrangement and/or who are entitled to receive any severance payments as a result of the change of control, and their respective associated entities, held less than 1% of the issued and outstanding Shellbridge Shares other than Wayne J. Babcock, Donald K. Umbach and Michael A. Bardell who hold 1,475,691, 761,338 and 351,174, respectively.  As a result of Messrs. Babcock, Umbach and Bardell being considered to have received a “collateral benefit”, the Arrangement Resolution must also be approved by a majority of the votes cast by Shareholders, excluding the votes attached to Shellbridge Shares beneficially owned, or over which control or direction is exercised, by Messrs. Babcock, Umbach and Bardell.  To the knowledge of Shellbridge, Messrs. Babcock, Umbach and Bardell beneficially own, or exercise control over, an aggregate of 2,588,203 Shellbridge Shares and 800,000 Shellbridge Options, representing approximately 8.8% of the outstanding Shellbridge Shares and approximately 41.2% of the outstanding Shellbridge Options, respectively (and which together represent approximately 10.8% of the outstanding Shellbridge Shares on a fully diluted basis).

There are potential conflicts of interest to which the directors and officers of Shellbridge will be subject in connection with the operations of Shellbridge.  In particular, certain of the directors and officers of Shellbridge are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Shellbridge or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Shellbridge.  See “Directors and Officers”.  Conflicts, if any, will be subject to the procedures and remedies available under the ABCA.  The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

MATERIAL CONTRACTS

The only presently material contract entered into by Shellbridge since incorporation, other than contracts in the ordinary course of business, is the Arrangement Agreement.

A copy of the Arrangement Agreement may be inspected at the head office of Shellbridge at #230 – 10991 Shellbridge Way, Richmond, British Columbia, V6X 3C6 or at the offices of McCarthy Tétrault LLP in Calgary at Suite 3300, 421 – 7th Avenue S.W., Calgary, Alberta T2P 4K9, during normal business hours from the date of this Information Circular until 30 days following the completion of the Arrangement.

RISK FACTORS

Reference is made to the disclosure contained under the heading “Risk Factors” in the AIF, which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix E and the Information Circular.

INTERESTS OF EXPERTS

Reference is made to the disclosure contained under the heading “Interests of Experts” in the AIF, which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix E and the Information Circular.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to Shellbridge to which Shellbridge is a party or to which any of its property is subject, nor are there any such proceedings known to be contemplated.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Shellbridge are Ernst & Young LLP, 700 West Georgia Street, P.O. Box 10101, Vancouver, British Columbia, V7Y 1C7.

CIBC Mellon Trust Company, at its principal office in Vancouver, British Columbia, is the registrar and transfer agent for the Shellbridge Shares.

SCHEDULE “A”

BOARD OF DIRECTORS’ CHARTER

SHELLBRIDGE OIL & GAS, INC.
(the “Corporation”)

CHARTER OF THE BOARD OF DIRECTORS

I.                                         Purpose

The Corporation’s Board of Directors is ultimately responsible for the stewardship, the supervision and coaching of the management of the business and affairs of the Corporation and to act in the best interests of the Corporation.  The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit Committee, Compensation Committee, Reserves Audit Committee and Corporate Governance Committee.  The Board of Directors shall meet regularly to review the business operations and corporate governance and financial results of the Corporation.  Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of the Corporation.  The “Independent” board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.

II.                                     Composition

The Board of Directors shall be constituted at all times of a majority of individuals who are “independent directors” in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators.  As the rules may be revised, updated or replaced from time to time, the Board of Directors shall ensure that such schedule gets updated accordingly when required.

III.                                 Responsibilities

The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:

1.                                       Appointing an “Independent Chairman” who will be responsible for the leadership of the Board of Directors and for specific functions to ensure the independence of the Board of Directors.

2.                                       The assignment to committees of directors of the general responsibility for developing the Corporation’s approach to: (i) corporate governance issues and nomination of board members; (ii) financial reporting and internal controls; and (iii) issues relating to compensation of officers and employees.

3.                                       Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, to ensure that management succession is, to the extent possible, effected in a manner so as not to be disruptive to the Corporation’s operations.  The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Corporation’s organization.

4.                                       With the assistance of the Corporate Governance Committee:

•                                          Reviewing the composition of the Board to ensure that an appropriate number of independent directors sit on the Board of Directors.

•                                          The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

•                                          Ensuring that an appropriate selection process for new nominees to the Board of Directors is in place.

•                                          Ensuring that an appropriate orientation and education program for new recruits to the Board of Directors is in place.

•                                          Establishing minimum shareholding requirements for directors and disclosing such shareholdings.

5.                                       With the assistance of the Corporate Governance Committee, developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines specific to the Corporation.

6.                                       With the assistance of the Audit Committee:

•                                          Ensuring the integrity of the Corporation’s internal control and management information systems.  Ensuring compliance with laws and regulations, audit and accounting principles and the Corporation’s own governing documents.

•                                          Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

•                                          Ensuring the independence of the auditors.

•                                          Identification of the principal risks of the Corporation’s business and ensuring that appropriate systems are in place to manage these risks.

•                                          Review and approval of significant operational and financial matters and the provision of direction to management on these matters.

7.                                       With the assistance of the Compensation Committee, the approval of the compensation of the senior management team.

8.                                       With the assistance of the officer responsible for investor relations, monitor and review feedback provided by the Corporation’s various stakeholders.

9.                                       Approving securities compliance policies, including communications policies of the Corporation and review of these policies at least annually.

10.                                 The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Audit Committee and monitoring performance against plan.

11.                                 The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of the Corporation.

12.                                 Defining major corporate decisions which require Board approval and approving such decisions as they arise from time to time.

13.                                 Obtaining periodic reports from management on the Corporation’s operations including, but without limitation, reports on security issues surrounding the Corporation’s assets (property and employees) and the protection mechanism that management has in place.

14.                                 Ensuring that this Charter is disclosed on a yearly basis to the shareholders in the Corporation’s management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on the Corporation’s website.

15.                                 Performing such other functions as prescribed by law or assigned to the Board of Directors in the Corporation’s constating documents and by-laws.

IV.                                Miscellaneous

1.                                       The members of the Board are expected to attend all meetings of Board of Directors unless prior notification of absence is provided.

2.                                       The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

SCHEDULE “B”
AUDIT COMMITTEE CHARTER

SHELLBRIDGE OIL & GAS, INC.
(the “Corporation”)

AUDIT COMMITTEE CHARTER

PURPOSE

The purpose of this Charter is to outline the role of the Audit Committee (the “Committee”) and the responsibilities assigned to it by the Board of Directors (the “Board”) of the Corporation.  The main function of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of the Corporation and reviewing the financial information to be provided to the Corporation’s stockholders and others.

The Committee shall have the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities.  In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this Charter, the Committee shall have the authority to retain special legal, accounting or other consultants or advisors to advise it, and to authorize the payment of the fees and expenses of such consultants or advisors, and may request any officer or employee of the Corporation, its outside legal counsel or outside auditor to attend a meeting of the Committee or to meet with any members of, or consultants or advisors to, the Committee.  The Committee shall also have the authority to direct the funding by the Corporation of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.  The Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibilities.  In this regard, the Committee may direct internal audit personnel to particular areas of examination.

The Corporation’s external auditor shall be accountable to the Committee and the Board, and the Committee shall have the authority and responsibility to select, oversee, approve the compensation of, and, where appropriate, replace the external auditor.  In the course of fulfilling its specific responsibilities hereunder, the Committee shall strive to maintain open avenues of communication between the Corporation’s external auditor and the Board.

Although the Committee shall have the responsibilities and powers set forth in this Charter, it shall not be the duty of the Committee to plan or conduct audits or to determine whether the Corporation’s financial statements are complete, accurate, or in accordance with generally accepted accounting principles.  These are the responsibilities of management and the external auditor.  Nor shall it be the duty of the Committee to conduct investigations or to assure compliance with laws and regulations or the Corporation’s own policies.

The specific responsibilities of the Committee are summarized below.

COMPOSITION

The Committee shall consist of not less than three Directors as determined and appointed by the Board, all of whom shall qualify as independent Directors as determined in accordance with applicable securities laws and stock exchange or quotation system rules (collectively, the “Regulatory Requirements”).  Generally, each member of the Committee must be free from any relationship that would interfere with the exercise of his or her independent judgment.

Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on the Committee.

Any member may be removed or replaced at any time by the Board and shall, in any event, cease to be a member of the Committee upon ceasing to be a member of the Board.  Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board at any regular or special meeting.

The Board shall appoint a Chair of the Committee.  If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen to preside by a majority of the members of the Committee present at such meeting.

MEETINGS

The Committee shall meet at least quarterly on such dates and at such times and places as determined by the Chair of the Committee.  The Chair or any other member of the Committee may call additional meetings as required or appropriate.  The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee.  The Committee shall also meet separately from time to time with the Corporation’s management, internal auditors and external auditors.

The Board shall be kept informed of the Committee’s activities by a report from the Chair of the Committee following each Committee meeting.

RESPONSIBILITIES OF THE COMMITTEE

General Duty of Members

The duties and responsibilities of a member of the Committee are in addition to those duties set out for a member of the Board.

Responsibilities

Financial Statements and Other Financial Disclosure

1.                                       Discuss and review with management and the external auditors the Corporation’s annual audited financial statements, notes to the financial statements, annual Management Discussion and Analysis (“MD&A”) and other related documents prior to their filing or distribution, including consideration of:

(a)                                  Accounting principles, practices and significant management estimates and judgments.

(b)                                 The external auditors’ audit examination of the financial statements and their audit report.

(c)                                  Policies and practices with respect to off-balance sheet transactions and trading and hedging activities.

2.                                       Discuss and review with management and the external auditors any significant changes required in the external auditors’ audit plan, any material issues or disputes encountered by the external auditors during the course of the audit and any other matters related to the conduct of the audit.

3.                                       Based on discussions with management and the external auditors, review and formally recommend approval by the Board of the Corporation’s annual audited financial statements, MD&A and other significant financial disclosure contained in the Corporation’s Form 20-F (AIF) and annual Information Circular.

4.                                       Review and discuss with management and the external auditors the Corporation’s quarterly unaudited financial statements, MD&A and other related documents.

5.                                       Review and discuss with management other financial filings and disclosure, including press releases and earnings guidance contained in any filings with the securities regulators or news releases or materials provided to analysts or rating agencies.

External Auditors

6.                                       Subject to applicable Regulatory Requirements and rights of shareholders, assume direct responsibility for the appointment, compensation, retention and oversight of the work of the external auditors (including the resolution of disagreements between management and the auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing any other audit, review or attest or permitted non-audit services for the Corporation.  The external auditors shall report directly to the Committee.

7.                                       Review and approve the services to be provided by the external auditors, whether audit or non-audit, (including the fees and terms thereof) prior to the commencement of such services (with the exception of de minimus non-audit services described under applicable Regulatory Requirements which are approved by the Committee prior to the completion of the audit).

8.                                       Identify categories of non-audit services that the external auditors must not provide to the Corporation.

9.                                       Review and evaluate the external auditors’ engagement letter and estimated and final compensation for audit and non-audit services.

10.                                 Meet regularly with the external auditors (independent of management), either at the request of the external auditors or on the Committee’s own initiative, to consider matters that the external auditors believe should be discussed privately with the Committee.

11.                                 Review and discuss with the external auditors:

(a)                                  Critical accounting policies and practices followed by the Corporation.

(b)                                 All alternative treatments within generally accepted accounting principles that have been discussed with management, including the ramifications of each alternative disclosure and treatment, and the treatment preferred by the external auditors.

(c)                                  Other material written communications between the external auditors and management.

12.                                 Consider and review with the external auditors and management:

(a)                                  Significant findings during the year and management’s responses thereto.

(b)                                 Difficulties encountered in the course of audits, including any restrictions on the scope of their work or access to required information.

(c)                                  Any disagreements between the external auditors and management during the course of the audit, including any restrictions on the scope of their work or access to required information.

(d)                                 Proposed changes in accounting standards, policies or practices and the impact of such changes on the Corporation’s financial reporting practices.

(e)                                  Planned changes in the external auditors’ audit plan.

(f)                                    The mandate and performance of management responsible for the internal audit.

(g)                                 Significant risks or exposures identified by management or the external auditors and assess the steps management has taken to minimize such risks to the Corporation.

13.                                 Review and discuss with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to assess the external auditors’ independence, including, without limitation, (i) ensuring the receipt of and reviewing a written statement from the external auditors describing all relationships that may reasonably be thought to bear on the independence of the external auditors, (ii) discussing any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii) recommending that the Board take appropriate action in response to such review to satisfy itself of the external auditors’ independence.

14.                                 Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the Corporation’s current and former external auditors.

Internal Control Over Financial Reporting

15.                                 Review with management management’s report on the effectiveness of the Corporation’s system of internal control for identifying and managing principal business risks.

16.                                 Meet on a periodic basis separately with the members of management responsible for internal audit.

17.                                 Review with the external auditors the external auditors’ report or attestation regarding the Corporation’s internal control over financial reporting.

18.                                 Review any extraordinary or unusual transactions or payments which come to the attention of the Committee, including related party transactions between the Corporation and any officers, directors or affiliates of any officers or directors, which transactions shall be subject to Committee approval.

19.                                 Review annually the amounts and types of expenses of the Corporation’s executive officers and including their use of corporate assets the results of the external auditors’ review of such expenses.

20.                                 Establish procedures for the receipt and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including a procedure for the confidential and anonymous submission of complaints and concerns by employees of the Corporation regarding questionable accounting or auditing matters as required under applicable Regulatory Requirements.

Other Matters

21.                                 Review any legal or regulatory matters, including correspondence with regulators and governmental agencies, that may have a material impact on the Corporation’s financial statements or other financial disclosure.

22.                                 Conduct an annual review and assessment of the adequacy of this Charter and the functioning of the Committee and, if necessary, make recommendations to the Board as to proposed changes to this Charter.

The Committee may, in its sole discretion, delegate all or a portion of its responsibilities to a subcommittee made up of members of the Committee.

SCHEDULE “C”

FINANCIAL STATEMENTS

1.             Audited balance sheet of Shellbridge as at August 26, 2005.

2.             Audited schedule of revenue and operating expenses of the Exploration Assets for each of the years ended December 31, 2004 and 2003 and the nine months ended December 31, 2002 and the unaudited comparative schedule of revenue and operating expenses of the Exploration Assets for the six months ended June 30, 2005 and 2004.

NOTES TO THE SCHEDULE

For the six months ended June 30, 2005 and 2004 (unaudited)
and the years ended December 31, 2004, 2003 and the nine months ended December 31, 2002

Balance Sheet

Shellbridge Oil & Gas, Inc.

August 26, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of

Shellbridge Oil & Gas, Inc.

We have audited the balance sheet of Shellbridge Oil & Gas, Inc. as at August 26, 2005. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the balance sheet. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at August 26, 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
August 26, 2005	Chartered Accountants

Shellbridge Oil & Gas, Inc.

BALANCE SHEET

As at August 26

2005
$
ASSETS

Cash	1
1

SHAREHOLDER’S EQUITY
Share capital [note 2]	1
1

See accompanying notes

On behalf of the Board:

(signed) “Wayne Babcock”	(signed) “Don Umbach”
Wayne J. Babcock	Donald K. Umbach
Director	Director

1. INCORPORATION AND FINANCIAL PRESENTATION

Shellbridge Oil & Gas, Inc. (“Shellbridge”) was incorporated pursuant to the Business Corporations Act (Alberta) on July 7, 2005. The Company has not carried on active business since incorporation. This balance sheet has been prepared by management in accordance with Canadian generally accepted accounting principles.

2. SHARE CAPITAL

Authorized

An unlimited number of voting common shares without nominal or par value; and An unlimited number of non-voting preferred shares without nominal or par value.

Issued

	Shares	Amount
	#	$
Common shares

Issued on Incorporation	1	1
Balance as of August 26, 2005	1	1

3. SUBSEQUENT EVENT

Pursuant to the Plan of Arrangement dated July 20, 2005, involving Dynamic Oil & Gas, Inc (“Dynamic”), Shellbridge Oil & Gas, Inc., Sequoia Oil & Gas Trust and 0730008 B.C. Ltd., Shellbridge Oil & Gas, Inc. will acquire certain assets from Dynamic, and will engage in the exploration for, and the acquisition, development and production of, crude oil and natural gas reserves. Shellbridge Oil & Gas, Inc. will assume all liabilities, including environmental liabilities, relating to its interests in the properties transferred. The Plan of Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed in late September 2005.

As part of the Plan of Arrangement, shareholders of Dynamic will be approving an initial private placement of up to 3,333,333 Shellbridge shares, half of which will be sold on a flow-through basis.  The Shellbridge shares will be sold at a price equal to Shellbridge’s April 30, 2005 net asset value per Dynamic common share outstanding of $1.20 per share.  The purpose of the initial private placement is to provide additional capital to Shellbridge for use in its exploration and development activities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of

Dynamic Oil & Gas, Inc.

We have audited the schedule of revenue and operating expenses of the assets to be transferred to Shellbridge Oil and Gas, Inc. pursuant to a Plan of Arrangement described in Note 1 to the schedule for the years ended December 31, 2004, 2003 and for the nine months ended December 31, 2002. This financial information is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial information is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the financial information. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, this schedule presents fairly, in all material respects, the revenue and operating expenses of the assets to be transferred to Shellbridge Oil and Gas, Inc. pursuant to the Plan of Arrangement described in Note 1 to the schedule for the years ended December 31, 2004, 2003 and for the nine months ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
August 26, 2005	Chartered Accountants

SCHEDULE OF REVENUE AND OPERATING EXPENSES OF THE ASSETS TO BE TRANSFERRED TO SHELLBRIDGE OIL AND GAS, INC.

	Six months ended June 30		Year ended December 31	Year ended December 31	Nine months ended December 31
	2005	2004	2004	2003	2002
	$	$	$	$	$
	(unaudited)

Production revenue	4,292,968	3,760,682	7,641,989	1,523,865	13,393
Royalties	(1,389,554)	(1,143,797)	(2,367,809)	(461,446)	(574)
Production costs	(1,290,036)	(915,080)	(2,593,506)	(422,969)	(4,232)
Provincial royalty credits	172,136	—	272,069	121,914	—
	1,785,514	1,701,805	2,952,743	761,364	8,587

See accompanying notes

1. BASIS OF PRESENTATION

Pursuant to the proposed Plan of Arrangement between Dynamic Oil & Gas, Inc. (“Dynamic”), Sequoia Oil & Gas Trust, Shellbridge Oil & Gas, Inc. (“Shellbridge”) and 0730008 B.C. Ltd. and the shareholders of Dynamic, included as part of an Information Circular and Proxy Statement dated July 20, 2005, Dynamic will indirectly transfer its interests in certain oil and natural gas properties to Shellbridge.

This schedule has been prepared by management in accordion with Canadian generally accepted accounting principles and reflects only the working interests in those properties to be transferred to Shellbridge.

This schedule includes only working interest production revenue, royalties, production costs and provincial royalty credits which are directly related to the properties to be transferred to Shellbridge, and does not include any expenses related to exploration expenses, general and administrative costs, interest, income or capital taxes, or any provisions related to amortization, depletion, depreciation or accretion of asset retirement obligations.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of the schedule in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of revenue and production costs during the reporting period. Actual results may differ from these estimates.

Production revenue

Crude oil and natural gas sales are recorded when delivered and title to commodity passes to the purchaser. Revenue does not include any amounts through the use of derivative financial instruments, nor were any such amounts required to be included, as Shellbridge did not conduct any hedging activities.

Royalties

Royalties include payments made to the Crown or mineral lease owners in addition to those owning overriding royalty rights associated with crude oil and natural gas production.

Production costs

Production costs include all costs related to lifting, gathering, transporting and processing of crude oil and natural gas.

Provincial royalty credits

Provincial royalty credits include amounts earned through summer drilling programs from the Province of British Columbia.

APPENDIX F –

INFORMATION CONCERNING TRUE ENERGY TRUST

The Trust

True Energy Trust is an open-end investment trust created on November 2, 2004 under the laws of the Province of Alberta pursuant to the Trust Indenture.  Computershare Trust Company of Canada has been appointed as trustee under the Trust Indenture.  The beneficiaries of the Trust are holders of the Trust Units.  The Trust’s principal and head office is located at 2300, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8.

The Trust commenced operations on November 2, 2004 following completion of the 2004 Arrangement under which TUSK Energy Inc. was reorganized into an income trust.  For a description of the development of the business of the Trust, see the section entitled “General Development of our Business” in the Trust AIF.

The Trust Units trade on the TSX under the symbol “TUI.UN”.

True Energy Inc.

True is a corporation amalgamated and subsisting pursuant to the laws of the province of Alberta.  True, formed on the amalgamation of True Energy Inc. and TKE Energy Inc. effective November 2, 2005 upon completion of the 2005 Arrangement, is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in western Canada.   True is the administrator and carries on the business of the Trust.

The Trust is the sole holder of common shares of True.  The Exchangeable Shares are owned by the public.

The head office of True is located at Suite 2300, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

True Oil & Gas Ltd.

True Newco was incorporated on May 23, 2006 under the ABCA.  True Newco is a wholly-owned subsidiary of the Trust and has not previously carried on business.  True Newco was organized solely for the purpose of participating in the Arrangement, has no liabilities and presently has $1,000 of share capital.  See Schedule “A” to this Appendix’s”–”Audited Balance Sheet of True Oil & Gas Ltd.”.

The head office of True Newco is located at Suite 2300, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

Inter-Corporate Relationships

The following are the names, the percentage of voting securities that the Trust owns and the jurisdiction of incorporation, continuance or formation of its subsidiaries, partnerships and trusts, direct and indirect, as at the date hereof.

	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/ Formation
True Energy Inc.	100%	Corporation	Alberta
True Oil & Gas Ltd.	100%	Corporation	Alberta
Marengo Exploration Ltd.	100%	Corporation	Alberta
True Partnership	100%	General Partnership	Alberta
TKE Partnership	100%	General Partnership	Alberta

Our Organization Structure

The following diagram describes the inter-corporate relationships among the Trust and its material subsidiaries, trusts and partnerships.

Notes:

(1)                                  Unitholders own 100% of the outstanding Trust Units.

(2)                                  True had a total of 555,935 Exchangeable Shares issued and outstanding as at March 31, 2006, which, as at March 31, 2006 were exchangeable for 334,373 Trust Units.

(3)                                  Cash distributions are made on a monthly basis to Unitholders.  The Trust’s primary sources of cash flow are payments from True pursuant to interest on the principal amount of the Notes and income earned under the NPI Agreement.  In addition to such amounts, prepayments in respect of principal on the Notes and other intercorporate notes may be made from time to time by True before maturity of such Notes.

(4)                                  Under the Arrangement, True Oil & Gas Ltd. and Shellbridge Oil & Gas Inc. will be amalgamated under the name “True Oil & Gas Ltd.”.

Summary Description of the Business of the Trust

The principal undertaking of the Trust is to issue Trust Units and other securities and to acquire and hold securities of subsidiaries, trusts and partnerships, net profits interests, royalties, notes and other interests.  The Trust’s direct and indirect subsidiaries and partnerships carry on the business of acquiring, developing, exploiting and holding interests in petroleum and natural gas properties and assets related thereto.  Cash flow from the properties is flowed from True to the Trust by way of interest payments and principal repayments on the Notes and income earned under the NPI Agreement.

Unitholders receive monthly distributions of the cash flow generated by True.  The Trust employs a strategy to: (i) provide Unitholders with a competitive annual cash on cash yield by making monthly cash distributions to such Unitholders; (ii) provide that True’s assets are maintained efficiently at a sustainable level; and (iii) enable the Trust to continue to expand its business through development and acquisition opportunities that will provide long term stable cash flows and be accretive to Unitholders.  See “Description of the Business of the Trust” in the Trust AIF.

Cash distributions are made on or about the 15th day of each month to Unitholders of record on or about the last calendar day of the immediately preceding month or such other date as the Trustee shall determine.  The board of directors of True reviews the Trust’s distribution policy from time to time.  The actual amount distributed is dependent on various factors including the commodity price environment and is at the discretion of the board of directors of True.  Distributions are reviewed monthly by the board of directors with a view to the long term health of the Trust.

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture.  Each Trust Unit entitles the holder thereof to one vote at all meetings of the holders of Trust Units.  Each Trust Unit represents an equal fractional undivided beneficial interest in any distributions from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust.  All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

The Trust Units do not represent a traditional investment and should not be viewed by investors as “shares” in either True or the Trust.  As holders of Trust Units in the Trust, the Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions.  The price per Trust Unit will be a function of anticipated distributable income from True and the ability of True to effect long term growth in the value of the Trust.  The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets.  Changes in market conditions may adversely affect the trading price of the Trust Units.  See “Additional Information respecting the Trust” in the Trust AIF.

Documents Incorporated by Reference

Information has been incorporated by reference in this Appendix F from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Finance and Chief Financial Officer of True at 2300, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, (403) 266-8670.  In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.  The Trust’s SEDAR profile number is 21401.

The following documents of the Trust filed with the various securities commissions or similar authorities in the jurisdictions where the Trust is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Appendix F:

(a)                                  the Trust AIF;

(b)                                 the audited comparative consolidated financial statements of the Trust as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors’ report thereon;

(c)                                  the Trust’s management’s discussion and analysis of the financial condition and results of operations for the year ended December 31, 2005;

(d)                                 the unaudited comparative consolidated financial statements of the Trust as at and for the three months ended March 31, 2006, together with the notes thereto;

(e)                                  the Trust’s management’s discussion and analysis of the financial condition and results of operations for the three months ended March 31, 2006;

(f)                                    the Trust’s information circular and proxy statement dated March 21, 2006 relating to the annual meeting of the Trust’s unitholders held on April 24, 2006;

(g)                                 the unaudited pro forma consolidated balance sheet of the Trust as at June 30, 2005 and the unaudited consolidated pro forma statements of operations for the six months ended June 30, 2005 and for the year ended December 31, 2004, together with the notes thereto and the compilation report thereon (collectively, the “Pro Forma Financial Statements”), which Pro Forma Financial Statements are set forth in Appendix H to the information circular and proxy statement of True dated September 30, 2005 with respect to the 2005 Arrangement;

(h)                                 the audited comparative financial statements of TKE Energy Trust (“TKE Trust”) (the predecessor of the Trust) for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors’ report thereon;

(i)                                     the unaudited interim comparative financial statements of TKE Trust for the nine months ended September 30, 2005; and

(j)                                     the material change report of the Trust dated April 20, 2006 regarding True entering into the Letter Agreement with Shellbridge in respect of the Arrangement.

Any material change reports (excluding confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Appendix.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Appendix to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Appendix.

Recent Developments

DRIP Plan

The Trust has implemented a Premium Distribution™, distribution reinvestment and optional trust unit purchase plan (the “DRIP Plan”) for eligible Unitholders.  The DRIP Plan provides Unitholders with the opportunity to reinvest monthly cash distributions to acquire additional Trust Units at 95% of the average market price, as defined in the DRIP Plan, on the applicable distribution date.  The DRIP Plan includes a feature which allows eligible Unitholders to elect to have these additional Trust Units delivered to a designated broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such Unitholders would have otherwise been entitled to receive on the applicable distribution date, subject to a proration in certain events.  In addition, the DRIP Plan allows participating Unitholders to purchase additional Trust Units from treasury for cash at a purchase price equal to the average market price (with no discount) in minimum amounts of $2,000 per remittance and up to $50,000 aggregate amount of remittances by a Unitholder in any calendar month, all subject to an overall annual limit of 2% of the outstanding Trust Units.  The Trust reserves the right to limit the amount of any new equity available under the DRIP Plan on any particular distribution date and thus participants may be prorated in certain circumstances.  Generally, no brokerage fees or commissions will be payable by participants for the purchase of Trust Units under the DRIP Plan, but Unitholders should make inquiries with their broker, investment dealer or financial institution through which their Trust Units are held as to any policies of such party that would result in any fees or commissions being payable.

Potential Acquisitions and Financings

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, other than as otherwise disclosed herein, the Trust has not reached agreement on the price or terms of any potential material acquisitions. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.  The Trust may in the future complete financings of Trust Units or debt (which may be convertible into Trust Units) for purposes that may include financing of acquisitions, the Trust’s operations and capital expenditures and repayment of indebtedness.

Significant Acquisitions

There are no acquisitions that the Trust has completed within 75 days prior to the date of this Information Circular that is a significant acquisition for the purposes of Part 8 of National Instrument 51-102.  In addition, there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of National Instrument 51-102 if completed as of the date of this Information Circular.

External Debt

Senior Secured Debt

The Trust has a $135 million demand revolving credit facility and a $15 million operating facility provided by Canadian financial institutions.  Interest is payable at the lender’s prime rate, subject to adjustment depending on the Trust’s debt to cash flow ratio.  Security is provided by a first charge demand debenture.  The credit facilities are guaranteed by the Trust and all material subsidiaries and is secured against all the assets of True, the Trust and all material subsidiaries.  True has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.  A standby fee is charged of one eighth of one percent (0.125%) on the undrawn portion of the credit facility.  The availability under the facility is subject to an annual review on or before June 1, 2006.

Pursuant to the credit facilities and a subordination agreement related thereto, any present and future indebtedness of True, or any of its subsidiaries, to the Trust, including under the Notes and NPI, is made subordinate to the repayment of amounts owing under the credit facilities.  Further, under the credit facilities and the subordination agreement, the Trust is restricted from making distributions to the Unitholders in the following circumstances:  (i) after the Trustee has received notice that a demand has been made under the credit facilities, (ii) after the Trustee has received notice of a default or event of default under the credit facilities or of the borrowings thereunder exceeding the borrowing base established from time to time by the lender, and (iii) if such distribution would result in a default or event of default under the credit facilities or would impair the ability of the corporation to satisfy its obligations under the credit facilities.

As at March 31, 2006, a total of $109.9 million was outstanding under the True credit facilities, including cash balances to be applied.  The terms of the credit facilities and the subordination agreement ensure our lenders have priority over the Unitholders with respect to the assets and income of the Trust and its subsidiaries.  This could result in an interruption of distributions to our Unitholders.  See “Risk Factors – Debt Service” in the Trust AIF.

Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts by the operating subsidiaries of the Trust to the Trust.  Although the Trust believes the credit facilities will be sufficient for the operating subsidiaries’ immediate requirements, there can be no assurance that the amount will be adequate for the financial obligations of the operating subsidiaries or that additional funds can be obtained or that upon expiration or completion of the Arrangement, the credit facilities can be refinanced on terms acceptable to the Trust, True and the other operating subsidiaries and to the applicable lenders.

Distribution History

Cash distributions are paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by True, as administrator of the Trust, and are paid generally on the 15th day of the following month.

The following cash distributions have been paid by the Trust to its Unitholders for the periods indicated:

For the Month Ending	Cash Distribution Per Unit
	2006		2005
January(2)	$0.24	(1)	$0.12
February	$0.24	(1)	$0.12
March	$0.24	(1)	$0.12
April	$0.24	(1)	$0.12
May	—		$0.12
June	—		$0.12
July	—		$0.12
August	—		$0.12
September	—		$0.12
October	—		$0.12
November	—		$0.24	(1)
December	—		$0.24	(1)
Total	$0.96		$1.68

Notes:

(1)                                  Reflects the consolidation of the Trust Units on a one for two Trust Unit basis which consolidation occurred in connection with the 2005 Arrangement effective November 2, 2005.

(2)                                  The record date for the distribution was December 31 of the prior year.

The historical distribution payments made by the Trust in 2005 and 2006 may not be reflective of future distribution payments and future distributions are not assured.  Future distributions and the actual payout ratio will be subject to the discretion of the board of directors of True and may vary depending on, among other things, the current and anticipated commodity price environment.  See “Risk Factors” in the Trust AIF.

If the Effective Date occurs on or about June 23, 2006, as currently scheduled, the first distribution of the Trust that former Shellbridge Shareholders will receive is the distribution paid to Unitholders of record on or about June 27, 2006, which will be paid on July 17, 2006.

Price Range and Trading Volume of Trust Units

The outstanding Trust Units are listed and posted for trading on the TSX under the trading symbol “TUI.UN”.  The following table sets forth the price range for and trading volume of the Trust Units as reported by the TSX for the periods indicated.

	Price Range
	High ($)	Low ($)	Volume (#)

2005
January	9.90	9.25	3,760,255
February	11.43	9.84	4,800,070
March	11.38	9.50	2,423,104
April	10.35	9.28	2,269,672
May	9.49	8.10	2,260,029
June	9.95	8.96	1,738,425
July	10.24	9.35	1,662,590
August	11.15	9.75	3,656,862
September	11.96	10.25	3,160,058
October	11.22	9.21	2,472,197
November (1-5)	10.04	9.65	213,657
November (1)	19.95	18.09	3,482,083
December (1)	21.85	18.90	6,525,449

2006
January (1)	21.30	19.50	5,894,062
February (1)	19.85	14.30	8,419,061
March (1)	16.11	12.99	10,560,335
April (1)	17.65	15.35	4,725,876
May (1-19)(1)	16.27	14.01	3,813,241

Note:

(1)                                  Reflects the consolidation of the Trust Units on a one for two Trust Unit basis which consolidation occurred in connection with the 2005 Arrangement effective November 2, 2005.  The Trust Units started trading post consolidation on November 7, 2005.

On April 10, 2006, the last trading day on which the True Units traded prior to announcement of the Arrangement, the closing price of the Trust Units was $15.35.

Risk Factors

An investment in the Trust Units is subject to certain risks.  Readers should carefully consider the risk factors described under the heading “Risk Factors” in the Trust AIF incorporated by reference in this Information Circular as well as the risk factors set forth below and elsewhere in this Information Circular.

Possible Failure to Realize Anticipated Benefits of Prior Acquisitions and the Arrangement

The Trust has completed a number of acquisitions and is proposing to complete the Arrangement to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings.  Achieving the benefits of these and future acquisitions the Trust may complete depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Trust’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Trust.  The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process.  The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Trust’s ability to achieve the anticipated benefits of these and future acquisitions.

Possible Canadian Federal Income Tax Law Changes

On September 8, 2005, the Department of Finance of the Government of Canada released its consultation paper “Tax and Other Issues Related to Publicly Listed Flow-Through Entities (Income Trusts and Limited Partnerships)”.  On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process was ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends with a view to establishing a better balance between the treatment of large corporations and that of income trusts.  No measures were announced with respect to the taxation of flow-through entities and their investors.  No assurance can be given that further review of the tax treatment of flow-through entities will not be undertaken or that Canadian federal income tax law and/or provincial income tax law respecting flow-through entities will not be changed in a manner which adversely or materially affects the Trust or Unitholders.

Legal Proceedings

There are no outstanding legal proceedings material to the Trust to which the Trust or True is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar

The auditors of the Trust are KPMG LLP, Chartered Accountants, 1200, 205 — 5th Avenue S.W., Calgary, Alberta T2P 0S7.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

United States Tax Status of 2006 Distributions

In consultation with its U.S. tax advisors, the Trust believes that its Trust Units should be properly classified as equity in a corporation, rather than debt, and that dividends paid to individual U.S. Unitholders should be “qualified dividends” for U.S. federal income tax purposes.  As such, the portion of the distributions made during 2006 that are considered dividends for U.S. federal income tax purposes should qualify for the reduced rate of tax applicable to long term capital gains.  Unitholders or potential Unitholders should consult their own legal or tax advisors as to their particular income tax consequences of holding Trust Units.

Additional Information

Additional information relating to the Trust is available on SEDAR at www.sedar.com.  Financial information concerning the Trust is provided in its financial statements for the year ended December 31, 2005 and the accompanying management’s discussion and analysis, both of which can be accessed on SEDAR.

SCHEDULE “A”

KPMG LLP
Chartered Accountants	Telephone	(403) 691 -8000
2700-205 5 Avenue SW	Fax	(403) 691 -8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the balance sheet of True Oil & Gas Ltd. as at May 23, 2006. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether this balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the Company as at May 23, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Canada
May 24, 2006

KPMG LLP, a Canadian owned limited liability partnership, is the Canadian member firm of KPMG International, a Swiss association

TRUE OIL & GAS LTD.

BALANCE SHEET

As at May 23, 2006

Assets
Current assets
Cash	$1,000

Shareholders’ Equity
Share capital	$1,000

See accompanying notes

 On behalf of the Board

(signed) “Joan E. Dunne”	(signed) “Paul R. Baay”
Director	Officer

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TRUE OIL & GAS LTD.

NOTES TO BALANCE SHEET

As at May 23, 2006

1.             Incorporation and Financial Presentation

True Oil & Gas Ltd. was incorporated pursuant to the Business Corporations Act (Alberta) on May 23, 2006 and has not carried on active business since incorporation. This financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2.             Share Capital

Authorized

An unlimited number of voting common shares without nominal or par value and an unlimited number of first preferred shares, issuable in series without nominal or par value.

Issued

	# Shares	Amount
Common shares
Issued on initial organization on May 23, 2006	1	$1,000
Balance as of May 23, 2006	1	$1,000

3.             Subsequent Event

Pursuant to the proposed Plan of Arrangement (the “Arrangement”) involving True Energy Trust, True Oil & Gas Ltd., and Shellbridge Oil & Gas, Inc. (“Shellbridge”), True Oil & Gas Ltd. will acquire all issued and outstanding common shares of Shellbridge. True Oil & Gas Ltd. was organized solely for the purpose of participating in the Arrangement, and currently has no liabilities. The Arrangement is subject to regulatory, judicial and Shellbridge shareholder approval and is anticipated to be completed by late June 2006.

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APPENDIX G –
SECTION 191 OF BUSINESS CORPORATIONS ACT
(ALBERTA)

(1)	Subject to Sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to:

(a)	amend its articles under Section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b)	amend its articles under Section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c)	amalgamate with another corporation, otherwise than under Section 184 or 187;

(d)	be continued under the laws of another jurisdiction under Section 189; or

(e)	sell, lease or exchange all or substantially all its property under Section 190.

(2)

A holder of shares of any class or series of shares entitled to vote under Section 176, other than Section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2):

(a)	at or before any meeting of shareholders at which the resolution is to be voted on; or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after he learns that the resolution was adopted and of his right to dissent.

(6)	An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2):

(a)	by the corporation; or

(b)	by a shareholder if he has sent an objection to the corporation under subsection (5);

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7)

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder:

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall:

(a)	be made on the same terms; and

(b)	contain or be accompanied by a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of his shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder:

(a)	is not required to give security for costs in respect of an application under subsection (6); and

(b)	except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for:

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation;

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent;

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f)	the service of documents; and

(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order:

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c)	fixing the time within which the corporation must pay that amount to a shareholder.

(14)	On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for his shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs:

(a)	the shareholder may withdraw his dissent; or

(b)	the corporation may rescind the resolution;

(c)	and in either event proceedings under this section shall be discontinued.

(17)

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after:

(a)	the pronouncement of an order under subsection (13); or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares;

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporations but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH
THE PLAN OF ARRANGEMENT INVOLVING SHELLBRIDGE OIL & GAS, INC., TRUE ENERGY TRUST, TRUE OIL & GAS LTD. AND THE SHAREHOLDERS OF SHELLBRIDGE OIL & GAS, INC.

LETTER OF TRANSMITTAL

FOR HOLDERS OF COMMON SHARES OF SHELLBRIDGE OIL & GAS, INC.

Please read the Instructions set out below carefully before completing this Letter of Transmittal.

TO:	SHELLBRIDGE OIL & GAS, INC.
AND TO:	TRUE ENERGY TRUST
AND TO:	TRUE OIL & GAS LTD.
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITARY

This Letter of Transmittal (the “Letter of Transmittal”) is for use by holders of common shares (“Shellbridge Shares”) of Shellbridge Oil & Gas, Inc. (“Shellbridge”) in connection with the proposed arrangement (the “Arrangement”) involving Shellbridge, True Energy Trust (the “Trust”), True Oil & Gas Ltd. (“True”) and the shareholders of Shellbridge pursuant to a plan of arrangement (the “Plan of Arrangement”), the full text of which is set out in the Information Circular and Proxy Statement (“Information Circular”) of Shellbridge dated May 24, 2006. Capitalized terms used but not defined in this Letter of Transmittal shall have the meanings given to them in the Information Circular.

The undersigned delivers to you the enclosed certificate(s) representing Shellbridge Shares to be exchanged for 0.14 of a Trust Unit per Shellbridge Share pursuant to and in accordance with the Arrangement.

DESCRIPTION OF CERTIFICATES DEPOSITED
Certificate Number(s)	Name in which Shellbridge Shares are Registered	Number of Shellbridge Shares Held

TOTAL:

(If space is not sufficient, please attach a list in the above form.)

The undersigned:

1.

represents and warrants that the undersigned is the legal owner of the above listed Shellbridge Shares and has good title to the rights represented by the above mentioned certificates, free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits, and has full power and authority to deliver such certificates;

2.

represents and warrants that the information provided hereunder is true, accurate and complete as of the date hereof;

3.

acknowledges receipt of the Information Circular;

4.

directs the Depositary to issue or cause to be issued the Trust Units to which the undersigned is entitled on completion of the Arrangement in the name indicated below, and to send the Trust Units to the address, or hold the same for pickup, as indicated in this Letter of Transmittal;

5.

covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Shellbridge Shares for certificate(s) representing Trust Units; and

6.

acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

7.

by virtue of execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Shellbridge Shares deposited pursuant to the Arrangement will be determined by the Trust or True in their sole discretion and that such determination shall be final and binding and acknowledges there shall be no duty or obligation on True, the Trust, the Depositary or any other person to give notice of any defect or irregularity may deposit and no liability shall be incurred by any of them for failure to give such notice.

BOX A ISSUE TRUST UNITS	BOX B SEND TRUST UNITS (Unless Block “C” is checked)

In the Name of	To:
(please print)	(please print)

Address:	Address:

(include postal or zip code)	(include postal or zip code)

BOX C HOLD FOR PICK-UP
☐	Check here if the certificate(s) for the Trust Units are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

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For further information regarding the foregoing, please consult the text of the Plan of Arrangement, a copy of which is attached as Exhibit 1 to the Arrangement Agreement which is appended as Appendix C to the Information Circular.

Non-registered holders of Shellbridge Shares should contact their nominee (i.e. broker, trust company, bank or other registered holder) which holds their Shellbridge Share certificates on their behalf to arrange for their exchange.

Signature guaranteed by (if required under items 2	Dated:	, 2006
and 3 of the instructions):

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see items 2 and 4 of the instructions)

Name of Guarantor (please print or type)	Address of Shareholder

Address of Guarantor (please print or type)

Daytime Telephone Number of Shareholder

Facsimile Number of Shareholder

Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)

Name of Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

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INSTRUCTIONS

1.                                      Use of Letter of Transmittal

(a)                                  To receive delivery of certificates representing Trust Units on the completion of the Arrangement, this Letter of Transmittal (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificate(s) representing the Shellbridge Shares and all other documents required by the terms of the Plan of Arrangement must be received by the Depositary at any of its offices specified on the back page of this document.

(b)                                 The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Shellbridge Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary at one of the offices specified on the back page of this document. It is recommended that the necessary documentation be hand delivered to the Depositary at any of their offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained and a return receipt requested. Shareholders whose Shellbridge Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing those Shellbridge Shares.

2.                                      Signatures

This Letter of Transmittal must be completed and signed by the holder of Shellbridge Shares or by such holder’s duly authorized representative (in accordance with Instruction 4 below).

(a)                                  If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)                                 If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Shellbridge Shares or if any Trust Units are to be issued to a person other than the registered holder(s):

(i)                                     such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)                                  the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

3.                                      Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Shellbridge Shares, if certificate(s) representing Trust Units are to be issued to a person other than the registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Shareholders maintained by Shellbridge’s transfer agent, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of

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Transmittal must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5.                                      Miscellaneous

(a)                                  If the space on this Letter of Transmittal is insufficient to list all certificates for Shellbridge Shares, additional certificate numbers and the number of Shellbridge Shares represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b)                                 If Shellbridge Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)                                  No alternative, conditional or contingent deposits will be accepted. All depositing shareholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)                                 The holder of the Shellbridge Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)                                  Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at any of their offices at the addresses listed on the back page of this document.

6.                                      Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Shellbridge’s registrar and transfer agent so that the transfer agent may provide replacement instructions. The replacement certificate must be received by the Depositary prior to issuing the Trust Units.

7.                                      Fractional Trust Units

No certificates representing fractional Trust Units shall be issued. In lieu of any fractional Trust Unit, each registered holder of Shellbridge Shares otherwise entitled to a fractional interest in a Trust Unit will receive the nearest whole number of Trust Units (with fractions equal to exactly 0.5 being rounded up).

8.                                      Privacy Notice

The Depositary is committed to protecting your personal information. In the course of providing services to you and as corporate clients, the Depositary receives non-public personal information about you - from transactions the Depositary performs for you, forms you send it, other communications it has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer your account, to better serve your and its clients’ needs and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Code to tell you more about the Depositary’s information practices and how your privacy is protected. It is available at the Depositary’s website, computershare.com, or by writing the Depositary at 100 University Avenue, Toronto, Ontario, M5J 2Y1. The Depositary will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

5

Offices of the Depositary,
Computershare Investor Services Inc.

Toll Free (Canada):  1-800-564-6253

Email:  corporateactions@computershare.com

By Mail

Computershare Investor Services Inc.

P.O. Box 7021

31 Adelaide Street E.

Toronto, Ontario

M5C 3H2

Attention: Corporate Actions

By Hand, Courier and Registered Mail

Calgary Computershare Investor Services Inc. Suite 600, 530-8th Avenue S.W. Calgary, Alberta T2P 3S8	Toronto Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

Attention: Corporate Actions	Attention: Corporate Actions

Any questions and requests for assistance may be directed by shareholders to the Depositary at the telephone numbers and locations set out above.

SHELLBRIDGE OIL & GAS, INC.

PROXY
FOR HOLDERS OF COMMON SHARES

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF SHELLBRIDGE OIL & GAS, INC.
FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 22, 2006.

The undersigned shareholder of Shellbridge Oil & Gas, Inc. (the “Corporation”) hereby appoints WAYNE J. BABCOCK, President, Chief Executive Officer and a director of the Corporation, or failing him, SHARON L. HOWATT, Secretary of the Corporation, with full power of substitution, or instead of either of them,                               , as proxyholder for and on behalf of the undersigned, to attend, act, and vote all of the common shares of the Corporation which the undersigned may be entitled to vote at the special meeting of shareholders of the Corporation (the “Meeting”) to be held on June 22, 2006, and at any adjournment thereof, with all the powers which the undersigned could exercise if personally present. A shareholder has the right to appoint a person to attend and act on his behalf at the Meeting other than any of the persons designated in this form of proxy. This right may be exercised by inserting such other person’s name in the blank space provided for that purpose above or by completing another proper form of proxy.

Without limiting the general powers conferred by this form of proxy, the undersigned hereby revokes any proxy previously given and directs the person named above as proxyholder to vote at the Meeting and at any adjournment thereof, the common shares represented by this proxy as follows:

1.                                       To vote FOR ☐ or AGAINST ☐ the special resolution, the full text of which is attached as Appendix A to the information circular and proxy statement of the Corporation dated May 24, 2006 (the “Information Circular”), to approve an arrangement under the provisions of Section 193 of the Business Corporations Act (Alberta).

2.                                       To vote FOR ☐ or WITHHOLD FROM VOTING ☐ the resolution fixing the number of directors to be elected at the Meeting at 5.

3.                                       To vote FOR ☐ or WITHHOLD FROM VOTING ☐ the resolution electing the nominees specified in the Information Circular as directors of the Corporation for the ensuing year.

4.                                       To vote FOR ☐ or WITHHOLD FROM VOTING ☐ the resolution appointing Ernst & Young LLP as the auditor of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix their remuneration as such.

5.                                       In the discretion of the proxyholder in respect of any amendments or variation to matters identified in the Notice of Special Meeting included within the Information Circular and on all other matters that may properly come before the Meeting or any adjournment thereof.

The common shares represented by this proxy will be voted in the manner directed herein by the undersigned on any ballot that may be called for. If no direction is given, the common shares represented by this proxy will be voted “FOR” each of the above matters. If any other business or amendments or variations to the matters identified in the Notice of Special Meeting included within the Information Circular properly come before the Meeting, then discretionary authority is conferred upon the person appointed in this proxy in the manner that such person sees fit. The undersigned hereby agrees to ratify and confirm all that such proxyholder may do by virtue hereof. The undersigned hereby acknowledges receipt of the Notice of Special Meeting and the Information Circular. This proxy should be read in conjunction with the accompanying Information Circular.

Dated	, 2006

Signature

Name (please print)

PLEASE MARK, DATE AND SIGN THIS INSTRUMENT OF PROXY AND RETURN IT PROMPTLY.

Notes:

1.

In order for this proxy to be effective, this proxy must be executed by the holder of common shares or attorney of such person authorized in writing or, if the holder of common shares is a corporation, in its corporate name under its corporate seal by an officer or attorney thereof duly authorized and must be delivered to CIBC Mellon Trust Company, Suite 600, 333 – 7th Avenue S.W., Calgary, AB. A form of proxy must be received by CIBC Mellon Trust Company, at least 24 hours (excluding Saturday, Sunday and holidays) preceding the Meeting or any adjournment thereof. If the date is not inserted in the blank space provided above, this proxy shall be deemed to be dated on the day on which it is mailed by the Corporation with the Information Circular.

2.	The signature of the holder of common shares should be exactly the same as the name in which such securities are registered.

3.	Persons signing as executors, administrators, trustees, etc. should so indicate. If the holder of common shares is a corporation, its corporate seal must be affixed and this proxy must be signed by an officer or attorney thereof duly authorized.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

Section 124 of the Business Corporations Act (Alberta) (the “ABCA”) provides as follows:

124(1)  Except in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation’s request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and the director’s or officer’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director or officer in respect of any civil, criminal or administrative action or proceeding to which the director or officer is made a party by reason of being or having been a director or officer of that corporation or body corporate, if

(a)  the director or officer acted honestly and in good faith with a view to the best interests of the corporation, and

(b)  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.

(2)  A corporation may with the approval of the Court indemnify a person referred to in subsection (1) in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, to which the person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with the action if the person fulfills the conditions set out in subsection (1)(a) and (b).

(3)  Notwithstanding anything in this section, a person referred to in subsection (1) is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the person in connection with the defence of any civil, criminal or administrative action or proceeding to which the person is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity

(a)   was substantially successful on the merits in the person’s defence of the action or proceeding,

(b)   fulfills the conditions set out in subsection (1)(a) and (b), and

(c)   is fairly and reasonably entitled to indemnity.

(3.1)  A corporation may advance funds to a person in order to defray the costs, charges and expenses of a proceeding referred to in subsection (1) or (2), but if the person does not meet the conditions of subsection (3) he or she shall repay the funds advanced.

(4)  A corporation may purchase and maintain insurance for the benefit of any person referred to in subsection (1) against any liability incurred by the person

(a)  in the person’s capacity as a director or officer of the corporation, except when the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the corporation, or

(b)  in the person’s capacity as a director or officer of another body corporate if the person acts or acted in that capacity at the corporation’s request, except when the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the body corporate.

(5)  A corporation or a person referred to in subsection (1) may apply to the Court for an order approving an indemnity under this section and the Court may so order and make any further order it thinks fit.

(6)   On an application under subsection (5), the Court may order notice to be given to any interested person and that person is entitled to appear and be heard in person or by counsel.

The bylaws of True Energy Inc., the administrator of True Energy Trust, contain the following provisions with respect to indemnification of True Energy Inc.’s directors and officers:

(1)                                 Limitation of Liability

Every Director and Officer in exercising the powers and discharging the duties of office must act honestly and in good faith with a view to the best interests of the Corporation and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No Director or Officer is liable for:

(a)  the acts, omissions or defaults of any other Director or Officer or an employee of the Corporation;

(b)  any loss, damage or expense incurred by the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation;

(c)  the insufficiency or deficiency of any security in or upon which any of the money of the Corporation is invested;

(d)  any loss or damage arising from the bankruptcy, insolvency or tortious or criminal acts of any          person with whom any of the Corporation’s money is, or securities or other property are, deposited;

(e)  any loss occasioned by any error of judgment or oversight; or

(f)  any other loss, damage or misfortune which occurs in the execution of the duties of office or in relation to it, unless occasioned by the wilful neglect or default of that Director or Officer. Nothing in this By-law relieves any Director or Officer of any liability imposed by the ABCA or otherwise by law.

(2)                                 Indemnity

The Corporation shall indemnify a Director or Officer, a former Director or Officer and a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (the “Indemnified Parties”) and the heirs and legal representatives of each of them, against all costs, charges and expenses, which includes, without limiting the generality of the foregoing, the fees, charges and disbursements of legal counsel on an as-between-a-solicitor-and-the-solicitor’s-own-client basis and an amount paid to settle an action or satisfy a judgment, reasonably incurred by an Indemnified Party, or the heirs or legal representatives of an Indemnified Party, or both, in respect of any action or proceeding to which any of them is made a party by reason of an Indemnified Party being or having been a Director or Officer or a director or officer of that body corporate, if:

(a)  the Indemnified Party acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Party had reasonable grounds for believing that the Indemnified Party’s conduct was lawful. The Corporation shall indemnify an Indemnified Party and the heirs and legal representatives of an Indemnified Party in any other circumstances that the ABCA permits or requires. Nothing in this By law limits the right of a person entitled to indemnity to claim indemnity apart from the provisions of this Bylaw.

(3)                                 Insurance

The Corporation may purchase and maintain insurance for the benefit of a person referred to in subsection (2) against the liabilities and in the amounts the ABCA permits and the Board approves.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS

See the Exhibit Index hereto.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.           Undertakings

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to securities registered pursuant to Form F-80 or to transactions in said securities.

Item 2.           Consent to Service of Process

Concurrently with the filing of the Registration Statement on Form F-80, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Concurrently with the filing of the Registration Statement on Form F-80, the trustee for the trust units of the Registrant, Computershare Trust Company of Canada, filed with the Commission a written irrevocable consent and power of attorney on
Form F-X.

Any change to the name or address of the agent for service of process of the Registrant or the trustee shall be communicated promptly to the Securities and Exchange Commission by an amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on May 24, 2006.

TRUE ENERGY TRUST,
By its administrator, True Energy Inc.

By:	/s/ Joan E. Dunne
	Name:	Joan E. Dunne
	Title:	Vice President, Finance and Chief Financial Officer

III-2

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul R. Baay and Joan E. Dunne, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents of them or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on May 24, 2006.

Signature	Title

President, Chief Executive Officer and
/s/ Paul R. Baay	Director
Paul R. Baay	(principal executive officer)

Vice President, Finance and Chief Financial
/s/ Joan E. Dunne	Officer
Joan E. Dunne	(principal financial and accounting officer)

/s/ W.C. (Mickey) Dunn	Chairman of the Board of Directors
W.C. (Mickey) Dunn

/s/ Garth Wiggins	Director
Garth Wiggins

/s/ Norman W. Holton	Director
Norman W. Holton

Director
Murray B. Todd

/s/ Raymond G. Smith	Director
Raymond G. Smith

/s/ John H. Cuthbertson	Director
John H. Cuthbertson

III-3

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of True Energy Trust. in the United States, on May 24, 2006.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

III-4

EXHIBIT INDEX

Exhibit Number	Description of Document

2.1	Letter Agreement regarding Proposed Business Combination, dated April 10, 2006 among the Registrant, True Energy Inc. (“True”) and Shellbridge Oil & Gas, Inc. (“Shellbridge”)

2.2	Arrangement Agreement, dated as of May 15, 2006, among Computershare Trust Company of Canada, as trustee for and on behalf of the Registrant, True and Shellbridge

2.3	Amended and Restated Arrangement Agreement, dated as of May 15, 2006, as amended and restated as of May 24, 2006 as

2.4	Confidentiality Agreement, dated February 14, 2006, among the Registrant, True and Shellbridge

2.5	Confidentiality Agreement, dated March 30, 2006, between the Registrant and Shellbridge

2.6	Form of Lock-Up Agreement

3.1	Annual Information Form of the Registrant for the year ended December 31, 2005, dated March 28, 2006

3.2	Audited comparative consolidated financial statements of the Registrant as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors’ report thereon

3.3	Management’s discussion and analysis of the financial condition and results of operations of the Registrant for the year ended December 31, 2005

3.4	Unaudited comparative consolidated financial statements of the Registrant as at and for the three months ended March 31, 2006, together with the notes thereto

3.5	Management’s discussion and analysis of the financial condition and results of operations of the Registrant for the three months ended March 31, 2006

3.6	Information circular and proxy statement of the Registrant dated March 21, 2006 relating to the annual meeting of the Registrant’s unitholders held on April 24, 2006

3.7

Unaudited pro forma consolidated balance sheet of the Registrant as at June 30, 2005 and the unaudited consolidated pro forma statements of operations for the six months ended June 30, 2005 and for the year ended December 31, 2004, together with the notes thereto and the compilation report thereon

3.8

Audited comparative financial statements of TKE Energy Trust (the predecessor of the Registrant) for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors’ report thereon

3.9	Unaudited interim comparative financial statements of TKE Energy Trust for the nine months ended September 30, 2005

3.10	Material change report of the Registrant dated April 20, 2006

3.11	Annual Information Form of Shellbridge for the year ended December 31, 2005, dated March 31, 2006

3.12	Shellbridge Report on Reserve Data and Other Oil and Gas Information on Form

Exhibit Number	Description of Document
51-101F1 for the period ended December 31, 2005

3.13	Shellbridge Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor on Form 51-101F2 for the period ended December 31, 2005

3.14	Shellbridge Report of Management and Directors on Oil and Gas Disclosure on Form 51-101F3 for the period ended December 31, 2005

3.15	Audited financial statements of Shellbridge as at and for the period ended December 31, 2005, together with the notes thereto and the auditors’ report thereon

3.16	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Shellbridge as at and for the period ended December 31, 2005

3.17	Unaudited interim financial statements of Shellbridge for the three month period ended March 31, 2006

3.18	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Shellbridge for the three month period ended March 31, 2006

3.19	Material change report of Shellbridge dated April 21, 2006

3.20	Business Acquisition Report of True, dated May 27, 2005

3.21	The Section entitled “Interests of Certain Persons or Companies in the Matters to be Acted Upon” contained in the Information Circular-Proxy Statement of True, dated September 30, 2005

4.1	Consent of Ernst & Young LLP (Calgary)

4.2	Consent of KPMG LLP

4.3	Consent of McCarthy Tétrault LLP

4.4	Consent of Baker Botts LLP

4.5	Consent of GLJ Petroleum Consultants Ltd.

4.6	Consent of Chapman Petroleum Engineering Ltd.

4.7	Consent of Sproule Associates Limited

4.8	Consent of Ernst & Young LLP (Vancouver)

5.1	Powers of Attorney (included on the signature pages to the Registration Statement)

99.1	Trust Indenture, dated as of September 27, 2004, between Computershare Trust Company of Canada, Gordon Kenneth Case and Tusk Energy Inc.

99.2	First Supplemental Trust Indenture, dated as of November 2, 2005, between Computershare Trust Company of Canada and True Energy Inc.